UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

ZOLL MEDICAL CORPORATION

(Name of Subject Company)

ZOLL MEDICAL CORPORATION

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

989922109

(CUSIP Number of Class of Securities)

Richard A. Packer

Chief Executive Officer

ZOLL Medical Corporation

269 Mill Road

Chelmsford, Massachusetts 01824

(978) 421-9655

With copies to:

Raymond C. Zemlin

James A. Matarese

Goodwin Procter LLP

Exchange Place

Boston, Massachusetts 02109-2881

(617) 570-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1. SUBJECT COMPANY INFORMATION.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is ZOLL Medical Corporation, a Massachusetts corporation (the “Company,” “we” or “us”). The Company’s principal executive offices are located at 269 Mill Road, Chelmsford, Massachusetts 01824. The Company’s telephone number at such address is (978) 421-9655.

Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.01 per share (each, a “Share”). As of March 9, 2012, there were 22,277,142 Shares issued and outstanding (including 162,318 Shares in respect of outstanding restricted stock awards) and 2,023,028 Shares issuable upon the exercise of outstanding options.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address.

The filing person is the subject company. The name, business address and business telephone number of the Company are set forth above in “Item 1. Subject Company Information — Name and Address.”

Offer.

This Schedule 14D-9 relates to the tender offer by Asclepius Subsidiary Corporation, a Massachusetts corporation (“Merger Sub”) and a wholly-owned subsidiary of Asahi Kasei Holdings US, Inc., a Delaware corporation (“HoldCo”) and a wholly-owned subsidiary of Asahi Kasei Corporation, a Japanese corporation (“Parent” and together with Merger Sub, the “Offerors”), to purchase all of the issued and outstanding Shares at a purchase price of $93.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 26, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” and, together with the Offer to Purchase, the “Offer”). The Shares will be purchased by Merger Sub. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by the Offerors with the Securities and Exchange Commission (the “SEC”) on March 26, 2012. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to this Schedule 14D-9, respectively, and are hereby incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 12, 2012 (as amended or modified from to time, the “Merger Agreement”), among the Company, Parent, HoldCo and Merger Sub. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving as a wholly-owned indirect subsidiary of Parent (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each Share not acquired in the Offer (other than (i) Shares owned by Parent, Merger Sub or any of their wholly-owned subsidiaries, (ii) Shares owned by the Company or any of its wholly-owned subsidiaries and (iii) Shares held by shareholders who properly exercise appraisal rights, if any, under Massachusetts law) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest.

The Offer is initially scheduled to expire at 12:00 midnight, New York City time at the end of Friday, April 20, 2012, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law (as so extended, if applicable, the “Expiration Time”).

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal.

As set forth in the Schedule TO, the address of the principal executive offices of the Offerors is Jinbocho-Mitsui Building, 1-105 Kanda Jinbocho, Chiyoda-ku, Tokyo 101-8101 Japan, and the telephone number at such principal offices is 81-3-3296-3000. Upon filing this Schedule 14D-9 with the SEC, the Company will make this Schedule 14D-9 publicly available on its website at www.zoll.com.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth in this Schedule 14D-9 or in the Information Statement attached to this Schedule 14D-9 as Annex A (the “Information Statement”) and hereby incorporated herein by reference, or as otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates and (i) any of the Company’s executive officers, directors or affiliates or (ii) the Offerors or any of their respective executive officers, directors or affiliates.

Relationship with the Offerors and Certain of Their Affiliates.

The Company and ADMIS, Inc. (“ADMIS”), a 98.44% owned subsidiary of Parent, entered into an exclusive distributorship agreement in July 2011, pursuant to which ADMIS has the exclusive right to import, market and distribute the Company’s AED Plus automated external defibrillator in Japan. ADMIS has advised us that it expects to purchase approximately $2.3 million of AED Plus units and accessories during 2012 under this agreement.

Merger Agreement.

On March 12, 2012, the Company, Parent, HoldCo and Merger Sub entered into the Merger Agreement. A summary of the Merger Agreement is contained in Section 11—“Purpose of the Offer and Plans for Zoll; Merger Agreement and Other Agreements—The Merger Agreement” in the Offer to Purchase and is hereby incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is hereby incorporated herein by reference.

Holders of Shares and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized in the Offer to Purchase. The Merger Agreement has been provided solely to inform holders of Shares of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact but, rather, as a method of allocating risk among the parties to the Merger Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by holders of Shares or holders of shares of Parent. None of the holders of Shares, holders of shares of Parent or any other third parties should rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Merger Sub, HoldCo, Parent or any of their respective subsidiaries or affiliates. Factual disclosures about the Company contained in public reports filed with the SEC may supplement, update or modify the factual disclosures contained in the Merger Agreement.

Representation on the Board.

If Merger Sub accepts for payment the Shares tendered into the Offer, then promptly upon the Acceptance Time (as defined below), Merger Sub will be entitled to designate such number of directors on the Company’s board of directors (the “Board”) as will give Merger Sub representation on the Board equal to at least that number of directors, rounded up to the next whole number, that is the product of (i) the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by (ii) the percentage that (A) the number of Shares owned by Merger Sub or any other subsidiary of Parent (including

Shares accepted for payment in the Offer) bears to (B) the total number of Shares that are issued and outstanding. Subject to applicable law and the rules of the NASDAQ Stock Market, the Company will take all necessary action to elect or appoint Merger Sub’s designees to the Board, including, at the option of Merger Sub, by increasing the size of the Board and/or securing the resignations of such number of its incumbent directors. To the fullest extent permitted by applicable law and the rules of the NASDAQ Stock Market, the Company will also cause Merger Sub’s designees to constitute the proportional number of members, rounded up to the next whole number, on each committee of the Board. For more information see Section 11—“Purpose of the Offer and Plans for Zoll; Merger Agreement and Other Agreements—The Merger Agreement—Directors” in the Offer to Purchase.

The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Merger Sub, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of holders of Shares as described in the Information Statement, and is incorporated herein by reference.

The foregoing summary of the provisions of the Merger Agreement concerning representation on the Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.

Arrangements with Current Executive Officers and Directors of the Company.

Certain of the Company’s executive officers and directors have financial interests and inducements related to in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that are different from, or in addition to, the interests of holders of Shares generally. The Board was aware of these potentially differing interests and inducements and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in “Item 4. The Solicitation or Recommendation — Background and Reasons for the Recommendation — Reasons for Recommendation.”

For further information with respect to the arrangements between the Company and its named executive officers, see the information included under “Item 8. Additional Information — Golden Parachute Compensation” (which is hereby incorporated into this Item 3 by reference).

Effect of the Offer and the Merger Agreement on Equity Awards.

Treatment of Shares.

The Company’s directors and executive officers who tender the Shares they own for purchase pursuant to the Offer will receive the same cash consideration per Share on the same terms and conditions as the other Company shareholders who tender Shares. As discussed below in “Item 4. The Solicitation or Recommendation—Intent to Tender; Tender and Voting Agreement” hereof, the Company’s directors and certain executive officers have agreed to tender their Shares, and, to the Company’s knowledge, the Company’s other named executive officers currently intend to tender all of their Shares for purchase pursuant to the Offer.

The following table sets forth, as of March 12, 2012, the approximate cash consideration that each of the directors and executive officers of the Company would be entitled to receive in respect of his or her outstanding Shares if such individual were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Merger Sub.

Name	Number of Shares	Cash Consideration for Shares
Richard A. Packer	57,350	$5,333,550
Robert J. Halliday	—	—
James W. Biondi	24,000	2,232,000

Name	Number of Shares	Cash Consideration for Shares
Lewis H. Rosenblum	—	—
Benson F. Smith	3,388	315,084
John J. Wallace	—	—
Judith C. Pelham	—	—
A. Ernest Whiton	—	—
Jonathan A. Rennert	—	—
Alexander A. Moghadam	—	—
Steven K. Flora	8,000	744,000
Ward M. Hamilton	—	—
John P. Bergeron	—	—
E. Jane Wilson	500	46,500
Aaron M. Grossman	—	—

Treatment of Company Stock Options.

The Merger Agreement provides that, immediately prior to the acceptance for payment of, and payment by Merger Sub for, Shares pursuant to the Offer (the “Acceptance Time”), each outstanding option to purchase Shares (a “Company Stock Option”) granted under the Company’s stock plans (the 1992 Stock Option Plan, the Non-Employee Directors’ Stock Option Plan, the 2001 Amended and Restated Stock Incentive Plan (the “2001 Plan”) and the 2006 Amended and Restated Non-Employee Director Stock Option Plan (the “2006 Plan”), each as amended) will become fully vested and exercisable as of the Acceptance Time, and will be automatically converted into the right to receive from Parent or the Surviving Corporation immediately after the Effective Time an amount in cash equal to the product of (i) the excess, if any, of the Offer Price over the per share exercise price of such Company Stock Option, by (ii) the aggregate number of Shares that were issuable upon exercise or settlement of such Company Stock Option immediately prior to the Effective Time, subject to any applicable tax withholding requirements (such amount, the “Cash Amount”). If the exercise price per share of any Company Stock Option equals or exceeds the Offer Price, the Cash Amount therefor will be zero.

The following table sets forth, as of March 12, 2012, based upon an Offer Price of $93.00, the approximate cash consideration that each of the Company’s directors and executive officers would be entitled to receive in exchange for cancellation of his or her Company Stock Options (assuming that each such director and executive officer does not otherwise exercise any outstanding and vested options prior to the Effective Time).

Name	Number of Shares Subject to Vested Stock Options	Cash Consideration for Vested Stock Options	Number of Shares Subject to Unvested Stock Options	Cash Consideration for Unvested Stock Options	Total Cash Consideration for Stock Options under Merger Agreement
Richard A. Packer	325,250	$23,911,018	148,750	$9,476,038	$33,387,056
Robert J. Halliday	35,500	2,654,975	4,500	258,665	2,913,640
James W. Biondi	17,500	1,291,155	4,500	258,665	1,549,820
Lewis H. Rosenblum	23,500	1,551,335	4,500	258,665	1,810,000
Benson F. Smith	17,500	1,291,155	4,500	258,665	1,549,820
John J. Wallace	25,500	1,719,035	4,500	258,665	1,977,700
Judith C. Pelham	1,875	91,294	5,625	273,881	365,175
A. Ernest Whiton	46,250	3,213,838	59,750	3,725,153	6,938,991
Jonathan A. Rennert	60,000	3,954,575	83,000	5,166,915	9,121,490
Alexander A. Moghadam	124,500	9,378,710	40,500	2,576,800	11,955,510
Steven K. Flora	8,750	586,538	34,750	2,230,903	2,817,441
Ward M. Hamilton	5,625	389,219	10,500	671,840	1,061,059
John P. Bergeron	4,578	300,290	10,050	680,570	980,860
E. Jane Wilson	29,625	2,042,431	13,875	880,264	2,922,695
Aaron M. Grossman	—	—	2,000	110,660	110,660

Treatment of Company Restricted Stock Awards.

The Merger Agreement provides that, immediately prior to the Acceptance Time, any vesting conditions or restrictions applicable to any awards of shares of common stock granted under the Company’s stock plans (“Restricted Stock Awards”) will lapse as of the Acceptance Time, and Restricted Stock Awards will be treated in the same manner as the Shares, subject to any applicable tax withholding requirements.

The following table sets forth, as of March 12, 2012, based upon an Offer Price of $93.00, the approximate cash consideration that each of the Company’s directors and executive officers would be entitled to receive in exchange for cancellation of his or her Restricted Stock Awards.

Name	Number of Shares Subject to Restricted Stock Awards	Cash Consideration for Restricted Stock Awards
Richard A. Packer	17,000	$1,581,000
Robert J. Halliday	2,000	186,000
James W. Biondi	2,000	186,000
Lewis H. Rosenblum	2,000	186,000
Benson F. Smith	2,000	186,000
John J. Wallace	2,000	186,000
Judith C. Pelham	2,000	186,000
A. Ernest Whiton	9,000	837,000
Jonathan A. Rennert	11,000	1,023,000
Alexander A. Moghadam	5,000	465,000
Steven K. Flora	4,000	372,000
Ward M. Hamilton	2,000	186,000
John P. Bergeron	800	74,400
E. Jane Wilson	2,000	186,000
Aaron M. Grossman	—	—

The following table sets forth the approximate amount of the aggregate payments that each of the Company’s directors and executive officers is entitled to receive in connection with the consummation of the transactions contemplated by the Merger Agreement as a result of their equity interests held as of March 12, 2012. The table does not include “change in control” payments to the executive officers upon completion of the Offer and payments if the executive officers are terminated in connection with the Offer. Such payments are detailed below in the section entitled “Severance Agreements.”

Name	Cash Consideration for Shares	Cash Consideration for Stock Options	Cash Consideration for Restricted Stock Awards	Total Cash Consideration under Merger Agreement
Richard A. Packer	$5,333,550	$33,387,056	$1,581,000	$40,301,606
Robert J. Halliday	—	2,913,640	186,000	3,099,640
James W. Biondi	2,232,000	1,549,820	186,000	3,967,820
Lewis H. Rosenblum	—	1,810,000	186,000	1,996,000
Benson F. Smith	315,084	1,549,820	186,000	2,050,904
John J. Wallace	—	1,977,700	186,000	2,163,700
Judith C. Pelham	—	365,175	186,000	551,175
A. Ernest Whiton	—	6,938,991	837,000	7,775,991
Jonathan A. Rennert	—	9,121,490	1,023,000	10,144,490
Alexander A. Moghadam	—	11,955,510	465,000	12,420,510
Steven K. Flora	744,000	2,817,441	372,000	3,933,441
Ward M. Hamilton	—	1,061,059	186,000	1,247,059
John P. Bergeron	—	980,860	74,400	1,055,260
E. Jane Wilson	46,500	2,922,695	186,000	3,155,195
Aaron M. Grossman	—	110,660	—	110,660

Employment Agreement with Richard A. Packer.

The Company has an employment agreement with Mr. Packer, dated July 19, 1996 and amended on November 17, 2008 (the “Employment Agreement”). Under the Employment Agreement, if we terminate Mr. Packer’s employment without Cause, as defined in the Employment Agreement, following a 30 day notice period:

•

we will continue to pay Mr. Packer his base salary, in effect at the time of the termination, for a period of 12 months in installments commencing on the first pay date on or immediately after the 30-day notice period of Mr. Packer’s termination;

•	we will provide Mr. Packer with reasonable and customary outplacement services for the shorter of (a) the 12-month period following termination, or (b) until Mr. Packer accepts a new position; and

•	any stock options held by Mr. Packer will continue to vest over the 12-month period following his termination, as if Mr. Packer were still employed by the Company.

Furthermore, the Employment Agreement provides that all of Mr. Packer’s stock options will fully vest upon the occurrence of a Change of Control, as defined in the 1992 Stock Option Plan.

The Employment Agreement requires a six-month delay to the payment of severance to Mr. Packer to the extent required by Section 409A of the Internal Revenue Code to avoid the imposition of a 20% excise tax. If a six-month delay is required, the initial payment to the executive will include a catch-up amount covering amounts that would otherwise have been paid during the six-month period.

The Employment Agreement also contains a provision that generally prevents Mr. Packer from competing with us or attempting to hire our employees for three years following Mr. Packer’s termination of employment for any reason.

Severance Agreements.

In addition to the Employment Agreement with Mr. Packer, we also are a party to a Senior Executive Severance Agreement with Mr. Packer, dated January 21, 2000 and amended November 17, 2008; an Amended and Restated Executive Severance Agreement with Mr. Whiton, dated April 1, 2002 and amended November 11, 2008; and Executive Severance Agreements with each of Messrs. Rennert, dated November 11, 2008; Flora, dated May 6, 2002 and amended December 1, 2008; and Moghadam, dated August 10, 2005 and amended November 11, 2008 (each a “Severance Agreement” and collectively, the “Severance Agreements”). The Severance Agreements provide for certain payments to be made to each of Messrs. Packer, Whiton, Rennert, Flora, and Moghadam in connection with a termination of employment following a Change of Control, as defined in each Severance Agreement.

Severance Agreement with Mr. Packer.

If, within 36 months after a Change of Control (as defined in the Severance Agreement), Mr. Packer is terminated by the Company for any reason, or if Mr. Packer terminates his employment for any reason, Mr. Packer is entitled to:

•

a lump sum payment equal to two and one-half times the sum of: (a) Mr. Packer’s salary in effect immediately prior to such termination of employment or the Change of Control (whichever is greater), and (b) Mr. Packer’s most recently paid bonus;

•	continued health and dental insurance coverage for 30 months following termination; and

•	reasonable legal and arbitration fees and expenses incurred by Mr. Packer in enforcing his Severance Agreement.

If, following a Change of Control of the Company, Mr. Packer becomes subject to excise taxes pursuant to Section 4999 of the Internal Revenue Code, the Company will reimburse Mr. Packer for all excise taxes that are imposed pursuant to Section 4999 as well as any income and excise taxes that are payable by Mr. Packer as a result of any such reimbursements for Section 4999 excise taxes.

Based on Mr. Packer’s compensation level as of March 12, 2012, the amount of cash severance that would be payable upon a qualifying termination is $2,880,000.

Under the existing terms of the Severance Agreement with Mr. Packer, because the Acceptance Time will be a Change in Control, Mr. Packer could unilaterally trigger the payment of the above described severance payments by terminating his employment for any reason within 36 months after the Acceptance Time. In an acknowledgment of this unilateral right, the Company and Parent agreed in the Merger Agreement to expressly permit the Company to take action to terminate, as of the Acceptance Time, the Severance Agreement with Mr. Packer and make the severance payment contemplated thereby whether or not Mr. Packer’s employment is terminated at such time. The effect of this provision in the Merger Agreement is to remove the incentive for Mr. Packer to terminate his own employment following the Acceptance Time. The Company authorized such termination and payment at the meeting of the Board held on March 11, 2012. Immediately after the Acceptance Time, the Company will pay Mr. Packer a lump sum cash severance amount of $2,880,000 in satisfaction of the cash severance due under his Severance Agreement. This payment is not tied to the termination of employment of Mr. Packer.

Severance Agreement with Messrs. Whiton and Rennert.

If, within 18 months after a Change of Control (as defined in each Severance Agreement), the applicable executive’s employment terminates in connection with a Terminating Event (defined in the Severance Agreement generally to mean (a) the Company’s termination of the applicable executive’s employment for any reason other than certain enumerated reasons, such as willful dishonesty, conviction of a crime, or failure to perform his duties to the Company, or (b) the applicable executive’s termination of his employment for any reason), the applicable executive is entitled to:

•

a lump sum payment equal to two times the sum of (a) the executive’s salary in effect immediately prior to the Terminating Event or Change of Control (whichever is greater), and (b) the average amount of the bonuses paid to the executive over the prior three years;

•	continued health and dental insurance coverage for 18 months following termination; and

•	reasonable legal and arbitration fees and expenses incurred by the executive in enforcing his Severance Agreement.

If following a Change of Control of the Company, Mr. Whiton or Mr. Rennert becomes subject to excise taxes pursuant to Section 4999 of the Internal Revenue Code, the severance payments will be reduced (but not below zero) so that the payments will not trigger the excise tax, unless the executive would receive greater benefit through the receipt of all severance payments and benefits described above following the payment of all the applicable excise taxes payable under such section.

Based on the compensation levels of Messrs. Whiton and Rennert as of March 12, 2012, the amount of cash severance that would be payable upon a qualifying termination are as follows: Mr. Whiton, $954,883 and Mr. Rennert, $1,054,133.

Under the existing terms of the Severance Agreements with Messrs. Whiton and Rennert, because the Acceptance Time will be a Change in Control, each of Messrs. Whiton and Rennert could unilaterally trigger the payment of their above described severance payments by terminating their employment for any reason within 18 months after the Acceptance Time. In an acknowledgment of this unilateral right, the Company and Parent agreed in the Merger Agreement to expressly permit the Company to take action to terminate, as of the Acceptance Time, the Severance Agreements with Messrs. Whiton and Rennert and make the severance payments contemplated thereby whether or not the employment of such individuals is terminated at such time. The Company authorized such termination and payment at the meeting of the Board held on March 11, 2012. The effect of this provision in the Merger Agreement is to remove the incentive for each of Messrs. Whiton and Rennert to terminate their own employment following the Acceptance Time. Immediately after the Acceptance Time, the Company will pay each of Messrs. Whiton and Rennert a lump sum cash severance amount of $954,883 and $1,054,133, respectively, in satisfaction of the cash severance due under each Severance Agreement. These payments are not tied to the termination of employment of Messrs. Whiton and Rennert.

Severance Agreements with each of Messrs. Flora, Moghadam, Bergeron, Grossman and Hamilton and Ms. Wilson.

The Severance Agreements with each of Messrs. Flora, Moghadam, Bergeron, Grossman and Hamilton and Ms. Wilson provide that if, within 18 months after a Change of Control (as defined in each Severance Agreement), the applicable executive’s employment terminates in connection with a Terminating Event (defined in each Severance Agreement generally to mean (a) the Company’s termination of an executive’s employment for any reason other than certain enumerated reasons, such as willful dishonesty, conviction of a crime, or failure to perform the executive’s duties to the Company, or (b) the Executive’s termination of his employment for Good Reason, as defined in each executive’s respective Severance Agreement), the applicable executive is entitled to:

•

a lump sum payment equal to one and one-half times the sum of (a) the executive’s salary in effect immediately prior to the Terminating Event or Change of Control (whichever is greater), and (b) the average amount of the bonuses paid to the executive over the prior three years (or $75,000 in the case of Mr. Grossman);

•	continued health and dental insurance coverage for 18 months following termination; and

•	reasonable legal and arbitration fees and expenses incurred by such executive in enforcing his Severance Agreement.

If, following a Change of Control of the Company, Messrs. Flora, Moghadam, Bergeron, Grossman or Hamilton or Ms. Wilson becomes subject to excise taxes pursuant to Section 4999 of the Internal Revenue Code, the severance payments will be reduced (but not below zero) so that the payments will not trigger the excise tax, unless the executive would receive a greater benefit through the receipt of all severance payments and benefits described above, following the executive’s payment of all applicable excise taxes payable pursuant to such section.

The Severance Agreements with Messrs. Flora, Moghadam, Bergeron, Grossman and Hamilton and Ms. Wilson each require a six-month delay to the payment of severance to the extent required by Section 409A of the Internal Revenue Code to avoid the imposition of a 20% excise tax. If a six-month delay is required, the initial payment to the executive will include a catch-up amount covering amounts that would otherwise have been paid during the six-month period.

Based on the compensation levels of Messrs. Flora, Moghadam, Bergeron, Grossman and Hamilton and Ms. Wilson as of March 12, 2012, the amount of cash severance that would be payable upon a qualifying termination are as follows: Mr. Flora, $577,600, Mr. Moghadam, $528,013, Mr. Bergeron, $280,500, Mr. Grossman, $310,000, Mr. Hamilton, $410,700 and Ms. Wilson, $415,550.

The Company currently has no plans to terminate the Severance Agreements with Messrs. Flora, Moghadam, Bergeron, Grossman and Hamilton and Ms. Wilson.

Acceleration of Options and Restricted Stock upon a Change of Control.

Each of the Company’s stock option plans provides that, upon a Change of Control, as defined in the applicable plan, or a Sale Event as defined in the 2001 and 2006 Plans, each stock option will become fully vested and exercisable and the conditions and restrictions on any restricted stock award relating solely to the passage of time and continued employment will be removed. For example, if a Change of Control had occurred on March 12, 2012, based upon an Offer Price of $93.00, Messrs. Packer, Whiton, Rennert, Flora, Moghadam, Bergeron, Grossman and Hamilton and Ms. Wilson would have received incremental values of $11,057,038, $4,562,153, $6,189,916, $2,602,903, $3,041,800, $754,970, $110,660, $857,840 and $1,066,264, respectively, attributable to gains realized for the accelerated vesting of their unvested stock options and the lapse of restriction on their restricted stock.

Employee Matters Following Closing.

The Merger Agreement provides that, for a period beginning at the Acceptance Time and ending on the twelve (12) month anniversary of the Acceptance Time, Company employees who continue to be employed by the Surviving Corporation or any subsidiary of the Surviving Corporation following the Acceptance Time (“Continuing Employees”) will be provided with (i) base salary, annual bonus opportunities and employee benefits (excluding any equity or equity-based plan, program or arrangement) in the aggregate no less favorable than the base salary, annual bonus opportunities and employee benefits provided by the Company immediately prior to the Acceptance Time and (ii) welfare benefits that are no less favorable in the aggregate than those provided by the Company immediately prior to the Acceptance Time. Parent will have no obligation and the Company will take no action that would have the effect of requiring Parent or the Surviving Corporation to continue any specific plans or to continue the employment of any specific person.

In addition, Parent and Merger Sub will cause any Parent benefit plans in which the Continuing Employees are eligible to participate following the Effective Time to take into account all service to the Company as if such service were with Parent for purposes of eligibility, vesting, level of benefits under such plans, except with respect to benefit accrual or participation eligibility under any defined benefit pension plan or plan providing post-retirement medical or other similar benefit or to the extent that such recognition would result in a duplication of benefits. Parent and Merger Sub also will use reasonable efforts to cause any welfare benefit plans maintained for the benefit of the Continuing Employees following the Effective Time to (i) waive any eligibility requirements, required physical examinations, pre-existing condition limitations or waiting period requirements to the same extent waived or inapplicable under comparable plans of the Company but, in the case of long-term disability and life insurance benefits and coverage, only to the extent permitted under the terms and conditions of Parent’s applicable insurance contracts in effect as of the Closing Date, and (ii) give effect, in determining any deductible, co-insurance and maximum out-of-pocket limitations under Parent’s benefit plans, to amounts paid by such employees under similar plans maintained by the Company in the calendar year that such employees commence participation in the Parent’s benefit plan.

The Merger Agreement also permits the Company to terminate certain Severance Agreements, as described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Severance Agreements.”

As of the date of this Schedule 14D-9, no members of the Company’s current management have entered into any agreement, arrangement or understanding with the Offerors or their affiliates to provide continuing employment with, or the right to convert into or reinvest or participate in the equity of, Merger Sub, the Surviving Corporation or any of its subsidiaries. Although it is possible that certain members of the Company’s current management team may enter into arrangements with the Offerors or their affiliates regarding employment (and severance arrangements) with, and the right to purchase or participate in the equity of, Parent, as of the date of this Schedule 14D-9, no agreements have been reached between members of the Company’s current management and representatives of the Offerors or their affiliates regarding any such arrangements, and there can be no assurance that any parties will reach any such agreement.

Indemnification; Directors’ and Officers’ Insurance.

The Company’s directors and officers are entitled under the Merger Agreement to continued indemnification, advancement of expenses and director and officer insurance coverage. Parent and Merger Sub have agreed that all rights of indemnification currently existing in favor of any present and former directors, officers of the Company or any subsidiary of the Company, or any employee of the Company or any subsidiary of the Company or who acts as a fiduciary under any of the Company’s employee benefit plans, as provided in the Company’s articles of organization or bylaws, shall survive the Merger and shall remain in full force and effect, and the surviving corporation shall honor and fulfill in all respects such rights to indemnification. In addition, Parent has agreed to indemnify, to the fullest extent that the Company is permitted under applicable law in effect on March 12, 2012, such persons with respect to all claims and liabilities and expenses in connection with a proceeding arising out of (i) the fact that the person was a director or officer of the Company or a subsidiary or (ii) acts or omissions by such person in their capacity as a director, officer, employee or agent of the Company or a subsidiary or taken at the request of the Company or a subsidiaries (including in connection with serving at the request of the Company or such Subsidiary as a director, officer, employee, agent, trustee or fiduciary of another Person (including any employee benefit plan)), in each case under (i) or (ii), at, or at any time prior to the time when Parent has directors appointed to the the Company Board.

The Merger Agreement further provides that the Company shall maintain its officers’ and directors’ liability insurance policies, in effect on the date of the Merger Agreement (the “D&O Insurance”), for a period of not less than six years after the Control Time, but only to the extent related to actions or omissions prior to the Control Time. The Company may cause coverage to be extended by obtaining a six-year “tail” prepaid policy on the D&O Insurance to satisfy this insurance obligation at a cost per year covered for such tail policy not to exceed 300% of the current annual premium for the Company’s directors’ and officers’ liability insurance policies. Under the terms of the Merger Agreement, such insurance coverage is required to be maintained only to the extent that the coverage can be maintained at an aggregate cost of not greater than 300% of the current annual premium for the Company’s directors’ and officers’ liability insurance policies.

Pursuant to the Merger Agreement, the Board has adopted a resolution so that the dispositions of equity securities of the Company resulting from the Merger by each officer or director of the Company who is subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will be an exempt transaction thereunder.

Continuing Directors.

The Merger Agreement provides that, from the Acceptance Time until the Effective Time, at least two existing directors of the Company will continue to serve on the Board. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. For additional information regarding these arrangements, see Section 11—“Purpose of the Offer and Plans for Zoll; Merger Agreement and Other Agreements—The Merger Agreement—Directors” in the Offer to Purchase.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

Recommendation of the Board.

At a meeting held on March 11, 2012, the Board unanimously:

(i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby, are advisable and in the best interests of the Company’s shareholders;

(ii) authorized and adopted the Merger Agreement;

(iii) approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement;

(iv) authorized and approved the grant of the top-up option (as defined below) to Merger Sub and the issuance of the top-up shares (as defined below) upon exercise thereof;

(v) determined that the consideration for the top-up shares is adequate;

(vi) directed that the Merger Agreement be submitted to the shareholders of the Company for approval (unless the Merger is consummated in accordance with Section 11.05 of the Massachusetts Business Corporation Act (“MBCA”));

(vii) consented to the Offer and recommended the acceptance of the Offer and approval of the Merger Agreement and the Merger by the shareholders of the Company at a special meeting of the Company’s shareholders for the purpose of approving the Merger Agreement and the Merger and any other action requiring shareholder approval; and

(viii) took all actions necessary so that the restrictions on take-over bids, share acquisitions, business combinations and shareholder vote requirements and other actions contained in Chapters 110C, 110D and 110F of the Massachusetts General Laws and any other “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws or regulations that may purport to be applicable will not apply with respect to or as a result of the Offer, the Merger, the Merger Agreement, the Tender and Voting Agreement and the other transactions contemplated thereby.

Background and Reasons for the Board’s Recommendation.

Background of the Offer.

As part of the ongoing evaluation of its business and plans, the Board periodically considered a variety of strategic transactions to enhance shareholder value. As part of this review process, the Board has, from time to time, considered different potential strategic transactions and commercial arrangements in the resuscitative critical care medical device marketplace.

The market for resuscitative medical devices varies considerably from country to country. While the Company believes it has strong marketing, sales and distribution channels in the United States and many international markets, its marketing, sales and distribution channels in Japan, which is the world’s second largest medical device market, are limited. In addition, the Company has encountered challenges and long review periods in obtaining the approval from Japanese regulatory authorities. By July 2010, the Company anticipated receiving approval in the near term from Japanese regulatory authorities to import and distribute its AED Plus defibrillator in Japan. In addition, the Company anticipated receiving approval for the sale of its temperature management systems early in 2011.

Beginning in November 2010 the Company engaged in parallel discussions with Parent about potential distribution arrangements for its AED Plus and Thermogard temperature management product lines. These discussions continued throughout 2010 and 2011 and expanded to include the potential marketing and distribution in Japan by Parent of most of the Company’s other products. In connection with these discussions, representatives of Parent visited the Company’s facilities to learn about the products and their market potential and to review the Company’s manufacturing and service operations. During this period, Parent acquired 98.44% of ADMIS, a third party company that was the Company’s authorized quality and regulatory representative in Japan.

On June 22, 2011, Richard A. Packer, the Company’s Chief Executive Officer, and Yasuyuki Yoshida, Parent’s Director and Primary Executive Officer, had a conversation as part of their commercial discussions in which Mr. Yoshida indicated that Parent was impressed with the Company’s business opportunities and growth potential and indicated on a very general basis that Parent might have an interest in making equity or debt financing available to the Company to further strengthen the parties’ relationship. Mr. Packer informed Mr. Yoshida that the Company had adequate cash reserves and was not at that time seeking to raise capital. The conversations between Messrs. Packer and Yoshida did not result in any specific proposals.

From June 22 through July 12, 2011, representatives of the Company and Parent continued their discussions regarding a potential Japanese distribution relationship for the Company’s AED products. On July 12, 2011, the Company issued a press release announcing that it granted exclusive rights to ADMIS to import and distribute the Company’s AED Plus product in Japan. The press release stated that the agreement with the Company marked the beginning of Parent’s launch into emergency and critical care, and the two companies would advance further discussion on possible alliances for marketing, sales, and research and development in other medical devices and health care-related businesses.

At a meeting of the Board on July 25 and 26, 2011, the Board received an update from management regarding its then-current estimates for fiscal fourth quarter results and fiscal full year performance. The directors also discussed the Company’s long-term growth strategy in Japan and Asia aimed at growing revenues through increased distribution of the Company’s AED, Thermogard and LifeVest products. The discussion also included a review of general modeling and strategic thinking about certain product lines if the Company were to make significant investments in pursuit of strategies relating to those product lines, which investments management and the Board had no plans to undertake, and assumed unlimited capital resources with which these strategies could be implemented in each case without accounting for the cost of such capital. In addition, the directors received an update concerning discussions with Parent regarding the potential of an expanded distributor relationship.

On July 28, 2011, the Company announced its financial results of operations for the quarter ended July 3, 2011, announcing that revenues for the third quarter of fiscal 2011 were $136.2 million, an increase of 22% over the same period in the prior fiscal year. The Company also stated that it expected to end the fiscal year with annual earnings per share in excess of previous guidance.

On July 29, 2011, the Company’s stock price closed at $69.66.

On August 4, 2011, a Durable Medical Equipment Regional Carrier, a company that is a Medicare contractor responsible for administering durable medical equipment benefits for a region, issued for comment draft proposals with respect to Medicare reimbursement for automated external defibrillators and wearable defibrillators, including the Company’s LifeVest product. The draft proposals would have limited the indications for which Medicare reimbursement was available for the LifeVest product. These draft revisions were subject to public hearings and comments. At the time, the Company publicly stated that it believed that, following the public hearing process, the indications for Medicare reimbursement of the LifeVest product would not be limited; however, in the event the draft revisions were to become final, the draft limitations on the indications for Medicare reimbursement would have a material adverse effect on the Company’s LifeVest business.

Following this announcement, the Company’s stock price declined and, on August 8, 2011, closed at $44.46 per Share.

On September 2, 2011, Messrs. Taketsugu Fujiwara, President & Representative Director and Presidential Executive Officer of Parent, Hideo Hikami, General Manager Business Development of Parent and Mitsunobu Mohri, General Manager Advanced Medical Devices of Parent, met at the Company’s headquarters in Chelmsford, Massachusetts with Mr. Packer, A. Ernest Whiton, the Company’s Vice President of Administration and Chief Financial Officer, Jonathan A. Rennert, the Company’s President, Ward M. Hamilton, the Company’s Senior Vice President, Marketing, Alexander N. Moghadam, the Company’s Vice President, International Operations and John P. Bergeron, the Company’s Vice President and Corporate Treasurer. After a facility tour, Messrs. Mohri, Hamilton, Rennert and Moghadam discussed market planning for the AED Plus in Japan. Messrs. Packer and Whiton met with Messrs. Fujiwara (references herein to “Mr. Fujiwara” are references to Taketsugu Fujiwara) and Hikami, and Mr. Fujiwara provided an update on Parent’s firm-wide initiatives to accelerate its expansion into the critical care segment and discussed various potential alternatives to strengthen the partnership between the Company and Parent in areas other than AED products, such as professional defibrillators and temperature management in the Japanese market as well as in the other Asian markets. Throughout the conversation, Mr. Fujiwara orally indicated, as one of various alternatives, Parent’s preliminary interest in a business combination transaction with the Company under mutually beneficial terms. Mr. Packer informed Messrs. Fujiwara and Hikami that the Company had not approached the meeting with an interest in a business combination transaction. Mr. Packer also stated that while the Company was not for sale, the Company would not foreclose consideration of a compelling opportunity to maximize shareholder value. Mr. Fujiwara informed Messrs. Packer and Whiton that the LifeVest reimbursement uncertainty and related decline in the Company’s share price, coupled with the general volatility in the financial markets, made it difficult for Parent to make an acquisition proposal at that time. Following the September 2, 2011 meeting with Parent, Mr. Packer updated Benson F. Smith, the Chairman of the Board, on the status of the parties’ discussions.

Between September 2 and October 6, 2011, Messrs. Packer and Hikami corresponded via email and Mr. Hikami expressed an interest in learning more about the Company’s outlook for the LifeVest business so that it could better understand the Company’s position with respect to the LifeVest reimbursement matter. Messrs. Packer and Hikami scheduled a follow-up meeting to discuss these matters in Boston, Massachusetts on October 6, 2011.

On October 6, 2011, Messrs. Packer and Whiton met in Boston, Massachusetts with Messrs. Yoshida, Hikami and Thomas Dalzell, Parent’s Manager Business Development, and provided an update on the Company’s perspective on the prospects for resolving the LifeVest reimbursement matter, and provided information regarding other business developments. They also continued discussions regarding an expansion of the Company’s and Parent’s distribution relationship.

Following this meeting, the Company and Parent negotiated and entered into a mutual nondisclosure agreement (which included a one-year limited standstill provision) to enable discussion for broadening the collaborative relationship between the parties and to permit the Company to share certain nonpublic information with Parent with respect to the LifeVest reimbursement matter. Prior to this nondisclosure agreement, the Company and Parent were parties to various nondisclosure agreements that were division- and product-specific. The new agreement consolidated and superseded these older agreements.

On November 9, 2011, at the invitation of Mr. Fujiwara, Mr. Packer attended a meeting in Tokyo, Japan where he was introduced to additional senior executives of Parent. Attending the meeting from Parent were Ichiro Itoh, Chairman and Representative Director, Koji Fujiwara, Director and Primary Executive Officer, and Messrs. Fujiwara, Yoshida, Hikami and Dalzell. Mr. Packer discussed the Company’s desire to execute its strategy for growth in the Japanese market and its desire to expand the distribution relationship with Parent to include all of the Company’s products. Messrs. Itoh and Fujiwara again inquired as to a possible acquisition of all or a controlling stake in the Company, but did not make a specific proposal. Mr. Packer reaffirmed that the Company was not currently seeking a sale or business combination transaction and instead was focused on executing its strategic plan, which included the development of the Japanese market with the assistance of a partner like Parent. Mr. Packer reiterated the Company’s belief that the LifeVest reimbursement uncertainty would be resolved in the Company’s favor and he further noted that even in the event that this did not occur, the Company believed that the LifeVest business would once again grow after an initial setback. Mr. Packer also stated that the Company would shortly announce strong fourth quarter results. During the November 9 discussions, Parent expressed its desire for the Company’s senior management to remain in their current roles after any such potential transaction and asked for Mr. Packer’s views about the potential reaction of the Company’s management team and other employees to a broader strategic acquisition or investment by Parent. Parent also confirmed that it understood that there were severance payments due under existing agreements between the Company and certain of its senior management upon a termination of employment after a change in control that would likely be paid out in an acquisition and acknowledged that if an acquisition were completed it understood that such amounts may be paid out to these members of senior management notwithstanding their remaining as employees of the Company after such a transaction.

At a meeting of the Company’s Board of Directors on November 15, 2011, the Board received an update regarding management’s then-current estimates for fiscal 2012 first quarter results and management’s then-current outlook for fiscal 2012 second quarter and full year performance, and approved the Company’s annual budget. Management also discussed with the Board the LifeVest reimbursement uncertainty and its effects on the Company’s sales growth and stock price. In an executive session following the Board meeting, Mr. Packer informed the Board of his discussions to date with Parent regarding their potential interest in a business combination or other strategic transaction with the Company. The Board directed Mr. Packer to continue pursuing discussions with Parent regarding an expansion of the parties’ distribution relationship, including, if necessary, by providing Parent with additional information concerning the Company more broadly as well as the LifeVest reimbursement matter.

On November 16, 2011, the Company’s stock price closed at $35.66. After the market closed, the Company issued press releases announcing its financial and operational results for the fiscal quarter and year ended October 2, 2011 and stating that its Board had authorized a stock repurchase program. That evening, the Company held its fourth quarter earnings call. On the call, Mr. Packer acknowledged that the Company had experienced slower growth in the fourth quarter in the face of distractions resulting from the LifeVest reimbursement uncertainty. Mr. Packer discussed the Company’s belief that the reimbursement uncertainty would be resolved favorably to the Company. In response to investor concerns, Mr. Packer also discussed the Company’s model for future financial performance of the LifeVest business in the event the resolution of the reimbursement uncertainty was not favorable to the Company. Mr. Packer stated that even in the low-probability event that the resolution of the reimbursement uncertainty was not in the Company’s favor, the Company believed that the LifeVest business would remain a growing profitable business despite the negative value then being attributed to it by the marketplace. Mr. Packer also expressed his view that the Company’s stock was then significantly undervalued in view of recent acquisitions of comparable businesses such as Physio-Control, Inc. and Medivance Inc.

Later in November 2011, Messrs. Packer and Hikami exchanged emails and Mr. Packer offered to answer any questions related to his discussion of the LifeVest reimbursement matter on the earnings call. Mr. Hikami then suggested another in-person meeting with Mr. Packer to follow-up on their previous discussions. The parties agreed to meet in Frankfurt, Germany on December 9, 2011.

On December 9, 2011, Messrs. Packer and Whiton met with Mr. Fujiwara and Messrs. Hikami and Dalzell in Frankfurt, Germany. During the meeting, Mr. Fujiwara expressed Parent’s interest in a potential business combination transaction and presented the Company with an oral proposal pursuant to which Parent would acquire all of the outstanding Shares for a purchase price of $66.00 per Share in cash, which would decrease to $55.00 per Share in cash if the LifeVest reimbursement uncertainty was not resolved in the Company’s favor by the end of May 2012. Mr. Packer informed Parent that the Company was not for sale and in any event would not likely be interested in a transaction at either of the indicated prices.

Mr. Fujiwara suggested that Parent might be positioned to improve its proposal if it had access to non-public information regarding the Company. Mr. Hikami also requested further information regarding the Company’s downside forecast for the LifeVest business should the reimbursement matter not be resolved in the Company’s favor. Mr. Packer suggested extensive diligence at this time would be inappropriate, but that perhaps the Company could provide Parent with additional information concerning the Company’s long-term strategic plan so that Parent could more fully understand the value of the Company. Mr. Packer did not commit at this time to provide such information to Mr. Fujiwara. The meeting concluded with the parties reconfirming their desire to achieve market penetration in Japan for the Company’s products through an expanded distribution partnership even if a broader transaction did not occur.

Following this meeting, Mr. Packer updated Mr. Smith on the discussions that took place with Parent in Frankfurt, Germany. In view of the LifeVest reimbursement uncertainty, Messrs. Packer and Smith discussed the inadequacy of Parent’s indication of interest and their view that it did not warrant further discussion. Messrs. Packer and Smith also discussed the possibility of providing Parent with additional information concerning the Company’s strategic plan, concluding that it would be appropriate to do so in the pursuit of Parent as a key distribution partner in Japan. Subsequently, Mr. Packer also spoke with John J. Wallace, Chairman of the Audit Committee of the Board, who shared the same sentiment as Mr. Smith.

On December 15, 2011, the Company publicly announced that the Centers for Medicare and Medicaid Services’ Durable Medical Equipment Medical Administrative Contractors had reaffirmed the existing Medicare reimbursement policy for the LifeVest Wearable Defibrillator, thus resolving the LifeVest reimbursement uncertainty in the Company’s favor.

On December 15, 2011, the Company’s stock price closed at $60.29.

On or about December 15, 2011, as a follow-up to the December 9, 2011 meeting, and after consultation with the Company’s outside legal advisors, Goodwin Procter LLP (“Goodwin Procter”), Mr. Whiton sent Mr. Hikami an abridged version of the Company’s long-term strategic plan which included most of the modeling and strategic review from the July 25 and 26, 2011 long-term growth strategy discussion with the Board. The Company did not provide the downside forecast information for the LifeVest business requested by Mr. Hikami on December 9, 2011 in light of the resolution of the LifeVest reimbursement matter on December 15, 2011.

From December 18 through 29, 2011, Messrs. Packer, Whiton and Hikami exchanged emails and Messrs. Packer and Hikami discussed via teleconference the information that was provided to Mr. Hikami and scheduled a follow-up meeting to discuss the LifeVest reimbursement matters and valuation of the Company. In this correspondence Mr. Packer indicated that the Company would only consider an acquisition proposal by Parent if it were at a valuation level that represented a compelling opportunity to maximize shareholder value, taking into account, among other things, relevant valuations of recent business combination transactions in the medical device industry. Messrs. Packer and Hikami agreed to a meeting in San Francisco, California on January 5, 2012, when Messrs. Packer and Whiton would be visiting the Company’s facility in Sunnyvale, California.

On December 21, 2011, Messrs. Packer, Whiton, Hikami, Mohri and Dalzell, together with representatives of an affiliate of Parent’s financial advisor, UBS Securities Japan Ltd (such affiliate and UBS Securities Japan Ltd together, “UBS”), held a telephonic meeting to discuss the materials that Messrs. Packer and Whiton had previously provided to Mr. Hikami.

On January 5, 2012, Messrs. Packer and Whiton met with Messrs. Hikami, Yoshida and Dalzell in San Francisco, California. Also present was a representative of UBS. At the meeting, Parent indicated that it was willing to consider an acquisition of all of the outstanding Shares for a per Share cash price “in the high $70s.” Parent also informed Messrs. Packer and Whiton that Parent would like to be in a position to discuss a potential acquisition of the Company at Parent’s regularly scheduled Board meeting on January 10, 2012. Messrs. Packer and Whiton indicated that the Company had not been seeking a sale transaction and an offer in the $70s would likely not be viewed as compelling. Parent also indicated that it did not wish to participate in any competitive bidding process to acquire the Company.

On January 9, 2012, Mr. Packer contacted representatives of Brown Brothers Harriman & Co. (“BBH”) to request their view on how third parties might perceive the Company’s value and its growth drivers and execution risks and provided BBH with five-year financial projections prepared by the Company’s management summarized below in “—Projected Financial Information.” Since the fall of 2010, BBH had from time to time, at the request of the Company’s management, provided general thoughts on how third parties might perceive the Company’s value and its growth drivers and execution risks, and as such BBH has substantial knowledge of and familiarity with the Company’s business and operation and the industries in which the Company operates. During this period, BBH had never been formally retained by the Company to act as its financial advisor in connection with any transaction or matter, and BBH had not received any compensation from any person in connection with the provision of this advice to the Company. BBH also has a longstanding lending relationship with the Company, as discussed below in “—Opinion of the Company’s Financial Advisor”; however, the Company has not had any amounts outstanding as a borrower to BBH for approximately 11 years.

On January 9, 2012, the Company’s stock price closed at $66.21.

On January 10, 2012, Messrs. Hikami and Dalzell, together with representatives of UBS, held a teleconference with Messrs. Packer and Whiton. During the call, Messrs. Hikami and Dalzell informed Messrs. Packer and Whiton that Parent’s board of directors had authorized a proposal for Parent to acquire all of the outstanding shares of the Company for a purchase price of $86.00 per Share in cash (the “January 10 Proposal”), which represented a premium of approximately 27.8% to the Company’s closing price on January 10, 2012, and 34.9% to the Company’s trading average since the LifeVest reimbursement policy was reaffirmed on December 15, 2011. Prior to January 10, 2012, the Company’s stock had never traded above $70.82 per Share. Parent indicated that the January 10 Proposal was not subject to any financing contingency and that the price would be paid from cash on hand and additional borrowings, and that there were no other material contingencies except for due diligence, which Parent indicated it could complete on an expedited basis in approximately four weeks from the time relevant information became available, with minimal disruption to the Company. Mr. Packer indicated to the representatives of Parent that he would discuss the January 10 Proposal with the Board. The parties also discussed the ongoing management of the business if a transaction were to be completed and Parent confirmed its desire to retain the Company’s current management. Parent also confirmed that it understood that severance payments due under existing agreements between the Company and certain of its senior management upon a termination of employment after a change in control would likely be paid out notwithstanding the fact that those employees may remain as employees of the Company after the transaction.

On January 11 and 12, 2012, Mr. Packer discussed the January 10 Proposal with Messrs. Smith and Mr. Wallace and Robert J. Halliday, Chairman of the Nominating and Corporate Governance Committee of the Board, and they agreed that it would be prudent for Mr. Packer to contact BBH to inform them of the January 10 Proposal and to invite them to present their views of the January 10 Proposal to the Board at its meeting on January 17, 2012. On January 12, 2012, Mr. Packer contacted representatives of BBH to inform them of the January 10 Proposal and the discussions with Parent to date and to invite them to discuss their views from a financial perspective of the January 10 Proposal to the Board at its meeting on January 17, 2012.

On January 17, 2012, the Board held a regularly-scheduled meeting in which the January 10 Proposal was discussed. Members of the Company’s management and Goodwin Procter were present at this meeting. Goodwin Procter reviewed the Board’s fiduciary duties in connection with a potential sale of the Company. Also present at the meeting were representatives of BBH. The Board viewed BBH as a potential investment banking firm candidate to assist and advise the Board with regard to any overtures because of BBH’s substantial knowledge of and familiarity with the Company and the industries in which it operates.

In order to assist the Board in evaluating the January 10 Proposal, BBH discussed with the Board, among other things, the then-current merger and acquisition environment and the Company’s potential attractiveness as an acquisition target, including a review of potential valuation parameters in the context of a possible sale of the Company. BBH also discussed with the Board certain of its preliminary views relating to the January 10 Proposal, including its views with respect to the Company’s peer companies, comparable transactions and premiums paid.

Management and BBH also reviewed with the Board potential opportunities if the Company were to remain independent, including acceleration of growth of its core business in the near-term given the impending launch of the X-Series defibrillator, continued growth in emerging technologies such as the Company’s LifeVest, temperature management and AutoPulse products, and continued growth in international markets. In considering these alternatives, the Board considered the risks associated with executing and achieving the Company’s short and long-term business and financial plans, including the regulatory and reimbursement risks for key products, lower growth of sales of key products which could lead to increased price or other forms of competition, the significant capital investment required for clinical trials to expand market penetration of temperature management and other products, the cyclical nature of the Company’s capital equipment sales, the impending federal excise tax on medical device sales, uncertainty regarding near-term potential changes to medical device regulation by the U.S. Food and Drug Administration (the “FDA”) that might adversely impact the Company, the impact of general economic and market trends on the Company’s sales, the general risks of market conditions that could reduce the Company’s stock price, as well as the favorable valuation and premium to the then-current Company stock price indicated in the January 10 Proposal.

In consideration of the January 10 Proposal, the Board engaged in a general discussion concerning whether and at what point in any process it might be advisable to approach and discuss a potential sale transaction with other parties. The Board discussed the potential risks and benefits of commencing a process in which one or more parties in addition to Parent could be invited to review confidential information and submit indications of interest with respect to a potential business combination involving the Company. In particular, the

Board discussed the potential disruptions to the Company’s business should contact with other parties be made. In addition, the Board discussed the risk of leaks that might arise from approaching potential acquirors within the industry and the impact on the Company’s business that could result from any such leaks, including the potential loss of customers, suppliers and employees resulting from uncertainty over the future of the Company. The Board also discussed the potential need to disclose during such process proprietary and confidential information to competitors and potential competitors. The Board also discussed the risk that Parent, which had previously indicated its desire to not participate in a competitive bidding process, would withdraw its proposal if the Company engaged in such a process. The Board, with the assistance of BBH and input from management, also discussed the general universe of other potential acquirors that might be contacted. With the assistance of Goodwin Procter, the Board discussed in general terms the possibility of a post-signing “go-shop” process which would allow for a formal solicitation of other proposals after the signing of a merger agreement to explore whether any third parties would be interested in acquiring the Company on more favorable terms. Representatives of Goodwin Procter discussed the potential advantages and disadvantages of such a process. The Board concluded that it would discuss these matters again at its next meeting so that the Board would have additional time to consider the risks and benefits of the various alternatives discussed.

Following the Board’s consideration of the opportunities and risks if the Company were to remain independent, the Board determined that the January 10 Proposal did not reflect an adequate valuation of the Company. However, the Board concluded that Parent could be in a position to improve its proposal if it were able to conduct due diligence so that Parent could more fully understand the value of the Company, thereby resulting in a proposal in the best interests of the Company’s shareholders.

The Board believed that following such diligence Parent might be prepared to raise its offer price, including possibly into the $90s, and that management and BBH should assist Parent in understanding the Board’s perspective on the value of the Company. The Board determined that it would be advisable to permit Parent to conduct due diligence, subject to execution of a customary confidentiality agreement, so that Parent could determine whether it could improve its offer price. The Board instructed management and BBH to convey the Board’s position to Parent. The Board also authorized management to seek proposed terms of engagement from BBH to assist and advise the Company in considering and pursuing the foregoing strategy. Mr. Packer had previously identified BBH and additional investment banks well known to management which would be suitable for such an engagement. The Board considered these recommendations and determined that BBH would be the most appropriate financial advisor based on the Board’s comfort with BBH’s substantial knowledge of and familiarity with the Company and its industries.

From January 17 through February 26, 2012, Company management and BBH, based on the discussions at the Board meetings during that time, assembled a list of potential acquirors to be considered by the Board if the Board were to authorize BBH to contact other potential acquirers of the Company.

On January 18, 2012, there was a teleconference among Messrs. Packer, Whiton, Hikami and Dalzell, as well as representatives of the Company’s and Parent’s respective financial advisors. On the call, Mr. Packer informed Parent that if Parent entered into a customary confidentiality agreement relating to discussions concerning a potential business combination transaction, the Board would be willing to allow Parent to conduct due diligence to gain a better understanding of the Company’s value. Mr. Packer stated that the due diligence process was to last no more than four weeks.

On January 19, 2012, at the direction of Parent, representatives of UBS sent an initial due diligence request to BBH, and the Company and its advisors began collecting documents to populate an electronic data room.

On January 19, 2012, the Company issued a press release announcing its financial and operational results for the fiscal quarter ended January 1, 2012. The Company announced that it posted fiscal first quarter revenues of $133.7 million, which represented an increase of 18% compared to the same period in the prior year. On January 19, 2012, the Company’s stock price closed at $64.40.

On January 20, 2012, the Company formalized its arrangement with BBH by executing an engagement letter with BBH setting forth the terms of its financial advisory engagement with the Company for a potential business combination or similar strategic transaction involving the Company, as discussed below in “— Opinion of the Company’s Financial Advisor.”

On January 24, 2012, representatives of BBH met with representatives of UBS and discussed generally Parent’s diligence process and timing.

On January 25, 2012, the Company and Parent executed a new confidentiality agreement, which superseded the first confidentiality agreement between the parties, and included, at the Company’s request, a broader one-year standstill provision and a two-year non-solicitation of employees provision.

On January 26, 2012, representatives and advisors of Parent were given access to the Company’s electronic data room and representatives of the Company and BBH had a conference call with representatives of Parent and its advisors to discuss generally the organization and content of the electronic data room.

On January 30 and 31, 2012, representatives of the Company and representatives of Parent, together with the Company’s and Parent’s respective financial advisors, held a meeting at Goodwin Procter’s office in Boston, Massachusetts at which the Company’s representatives provided an overview of the Company’s business and operations. The Company and Parent also had extensive discussions regarding due diligence matters.

On February 2, 2012, representatives of BBH informed representatives of UBS that an offer in the “mid to high $90s” would likely be viewed favorably by the Board. A representative of UBS responded later that week, at the direction of Parent, that, in light of the fact that due diligence activities had just commenced, Parent was unable to make a renewed offer at that time.

From February 3 through 22, 2012, representatives and advisors of Parent reviewed the information and documentation contained in the electronic data room, and representatives of the Company’s management and its advisors conducted a number of in-person and telephonic meetings with representatives of Parent and its advisors in connection with Parent’s due diligence review of the Company. During that time, Parent’s representatives and advisors also visited the Company’s facilities located in Chelmsford, Massachusetts, Pawtucket, Rhode Island, Pittsburgh, Pennsylvania and Sunnyvale, California.

On February 9, 2012, the Company held its annual shareholders meeting in Chelmsford, Massachusetts.

On February 9, 2012, the Board held a meeting at which members of the Company’s management and financial and legal advisors were present. At the meeting, the Board reviewed again with BBH and Goodwin Procter the January 10 Proposal and BBH and Goodwin Procter updated the Board on their recent contacts with Parent’s advisors. The directors received advice from Goodwin Procter regarding their fiduciary duties in the context of the discussions that had occurred between the parties to date. Although the Board again determined that the January 10 Proposal was inadequate and that the Board would not authorize a transaction at that price, the Board also discussed how it might be possible to obtain from Parent a material improvement of the January 10 Proposal offer price together with other terms favorable to the Company. The Board recommended that the Company’s management and financial and legal advisors continue their discussions with Parent and its advisors and seek to obtain a higher offer price prior to the next Board meeting scheduled for February 27, 2012.

The Board also discussed Parent’s desire that the Company not undertake a competitive bidding process and the risk that Parent would withdraw its proposal if the Company did so and the alternatives to such a process, including a post-signing go-shop as discussed at the prior meeting. The Board again considered the risks of engaging in a competitive bidding process prior to execution of a merger agreement with Parent that were initially discussed and considered by the Board at its January 17 meeting. The Board expressed substantial concern over the risks to the Company’s business of a broad and protracted pre-signing competitive bidding process. The Board also noted that, although Parent had expressed its desire that the Company not pursue a competitive bidding process, Parent had not requested that the Company enter into an exclusivity agreement that would contractually preclude the Company from doing so. The Board recognized that the type of market check process would be dependent upon the price and other terms ultimately offered by Parent and that it might be advisable under appropriate circumstances to conduct only a post-signing market check process. Finally, the Board discussed the fact that if Parent were unable to improve upon its price, the Board would consider terminating discussions with Parent. In this regard, the Board expressed concern over conducting protracted discussions with Parent and the adverse consequences to the business that could result, which were similar to the risks of engaging in a lengthy and broad pre-signing competitive bidding process. At the conclusion of this meeting, the Board directed management and BBH to inform Parent and its representatives that only with a material improvement to the price would the Board consider a revised proposal from Parent at the next Board meeting scheduled for February 27, 2012.

On February 11, 2012, Goodwin Procter circulated a draft of a proposed merger agreement to Parent’s legal advisors, Cleary Gottlieb Steen & Hamilton LLP (“Cleary Gottlieb”). Among other things, the initial proposed Merger Agreement provided for a one-step merger transaction and the conversion of all outstanding Shares to cash and the full acceleration and cash-out of all Company stock options and restricted shares (as provided by the terms of the Company’s equity incentive plans), a 45-day post-signing go-shop period, a three business day matching rights period, a superior proposal being defined as an unsolicited offer for more than 50% of the Company’s outstanding Shares or assets on a consolidated basis, a termination fee equal to 2% of the proposed transaction equity value, with a reduced termination fee if a transaction occurred with a party solicited during the go-shop period, and (consistent with Parent’s understanding expressed in the November 9, 2011 discussion between the parties) a provision permitting the Company to make payments to certain members of senior management (to be subsequently identified) payable on termination of employment after a change in control under existing severance agreements between the Company and certain of its senior management whether or not those employees remained employed with the Company after any transaction.

On February 15, 2012, representatives of BBH had a teleconference with representatives of UBS regarding the timetable for receipt of a revised proposal from Parent regarding a potential transaction with the Company. BBH informed UBS that Parent’s diligence would have to be completed and a materially increased per Share offer price submitted to the Board prior to its scheduled February 27, 2012 meeting. BBH also informed UBS that a per Share offer price in the range of “$93 to the high $90s” would be viewed favorably. BBH also requested that Parent provide a mark-up of the Merger Agreement reflecting Parent’s position with respect to various material provisions therein.

On February 15, 2012, representatives of Goodwin Procter and Cleary Gottlieb had a teleconference, during which Cleary Gottlieb expressed Parent’s desire that a potential transaction between the parties be executed without a post-signing go-shop provision, using a two-step transaction structure with a tender offer followed by a merger.

On February 18, 2012, representatives of the Company’s management met with representatives of BBH and management confirmed that management had not made any material revisions to the five-year financial projections that were provided to BBH on January 9, 2012.

On February 20, 2012, representatives of BBH had a teleconference with representatives of UBS during which, at the direction of Parent, UBS indicated that Parent was willing—subject to approval by Parent’s board of directors—to increase its offer price to $93.00 per Share, which UBS indicated would be Parent’s best and final offer. UBS also informed BBH that Parent was opposed to the Company conducting a competitive bidding process prior to the execution of a merger agreement or including a go-shop provision in the Merger Agreement, and that Parent might withdraw its offer if the Company insisted on doing so.

Later on February 20, 2012, at the Company’s direction, representatives of BBH contacted representatives of UBS and indicated that the Company would likely pursue a pre-signing market check process before determining whether to accept Parent’s proposal.

On February 22, 2012, representatives of management of the Company and Parent held a diligence discussion at Goodwin Procter’s office in Menlo Park, California. Representatives of the Company’s and Parent’s respective financial advisors and Parent’s outside compensation advisors also were present at the meeting.

Also at the February 22, 2012 meeting, at the Company’s direction, representatives of BBH informed representatives of UBS that, although the Company was aware of Parent’s desire to retain the Company’s senior management, until such time that price and other material terms might be agreed upon between the parties, the Company would not discuss any specific compensation matters beyond philosophy and long-term incentive compensation frameworks. Mr. Packer also confirmed to Parent that neither he nor Messrs. Whiton or Rennert would, and his expectation was that none of the other members of the senior management team would, require new retention or employment agreements with Parent as a condition to continuing in their existing roles following the closing of a potential transaction. BBH also stated that the Company would likely pursue a pre-signing market check prior to determining whether to accept Parent’s proposal.

On February 24, 2012, the Company received a written proposal (the “February 24 Proposal”) from Parent to acquire all of the outstanding Shares for $93.00 per share in cash, which represented a premium of 33.4% to the Company’s average closing price for the previous 30 trading days. The key elements of the February 24 Proposal included, among other things:

•	the proposed price of $93.00 per Share was Parent’s best and final proposal;

•	Parent would fund the acquisition through cash on hand and additional borrowings, and completion of the acquisition would not be conditioned on Parent obtaining financing;

•	Parent had completed substantially all of its due diligence other than a limited number of confirmatory diligence matters that could be closed out very shortly;

•

the proposal was approved by Parent’s board of directors and that no further corporate approvals were necessary, other than Parent’s board of directors’ approval of the final documentation for the transaction;

•	Parent’s counsel had separately provided a mark-up of the proposed Merger Agreement;

•	Parent’s willingness to proceed was dependent upon reaching satisfactory retention agreements with key Company executives at the appropriate time; and

•	the proposal was non-binding.

On February 24, 2012, Cleary Gottlieb circulated an initial mark-up of the draft Merger Agreement to Goodwin Procter. Among other things, the initial mark-up of the Merger Agreement eliminated the Company’s ability to conduct a post-signing “go-shop” process and modified the transaction structure to a cash tender offer with a second step merger and contained other terms, including terms relating to circumstances under which Parent would be required, or otherwise have the discretion, to extend the duration of the tender offer, and the conditions to Parent’s obligations to consummate the tender offer. This mark-up also contained additional limitations on the right of the Company to accept a superior, competing transaction and terminate the Merger Agreement, and increased the amount of the termination fee payable to Parent if the Company were to accept a superior proposal to 3.5% of the proposed transaction equity value. This markup also made certain modifications to the provision relating to post-closing indemnification and insurance rights of the Company’s directors and officers.

On February 24, 2012, following receipt of the initial mark-up of the Merger Agreement, Messrs. Packer, Whiton and Aaron M. Grossman, the Company’s Vice President and General Counsel, consulted with representatives of BBH and Goodwin Procter and discussed the comments reflected in the mark-up. Messrs. Packer, Whiton and Grossman instructed BBH and Goodwin Procter to inform Parent’s advisors that the mark-up presented certain significant issues that would need to be addressed prior to the Board’s February 27, 2012 meeting and to seek to obtain materially improved terms.

Later on February 24, 2012, the Company’s advisors informed Parent’s advisors that the initial mark-up of the Merger Agreement presented certain significant issues and that these issues would need to be addressed before the February 27, 2012 Board meeting. The significant issues in question included the scope of the representations and warranties (including the definition of “Company Material Adverse Effect”), the scope of the negative covenants relating to the conduct of the Company’s business between signing and closing of the transaction, the standard of the parties’ efforts and other obligations with regard to regulatory matters (including required antitrust filings), the conditions to closing of the Offer (including the standard applicable to the “bring down” of the Company’s fundamental representations and warranties at closing), the Company’s ability to respond to unsolicited inquiries following the announcement of the transaction, the ability of the Board to change its recommendation, the rights of the parties to terminate the Merger Agreement, remedies available to the parties in the event of termination of the Merger Agreement and the amount of, and triggers for payment by the Company of, a termination fee.

On February 24, 2012, the Company executed an amendment to its engagement letter with BBH solely to add the terms for BBH’s provision of a fairness opinion in connection with a potential Company sale as discussed below in “— Opinion of the Company’s Financial Advisor.”

On February 25, 2012, Cleary Gottlieb circulated a further revised mark-up of the Merger Agreement which attempted to address the concerns expressed by the Company’s advisors the previous day.

On February 26 and 27, 2012, representatives of Parent’s legal and financial advisors held additional discussions with representatives of Parent’s legal and financial advisors regarding certain significant issues with respect to Parent’s mark-up of the Merger Agreement. These issues included the scope of certain representations and warranties (including the definition of “Company Material Adverse Effect”), the standard of the parties’ efforts and other obligations with regard to regulatory matters (including required antitrust filings), the conditions to closing of the Offer (including the standard applicable to the “bring down” of the Company’s fundamental representations and warranties at closing), the Company’s ability to respond to unsolicited inquiries following the announcement of the transaction, the ability of the Board to change its recommendation, the post-closing indemnification and insurance rights of the Company’s officers and directors, the rights of the parties to terminate the Merger Agreement, the remedies available to the parties in the event of termination of the Merger Agreement, and the amount of, and triggers for payment by the Company of, a termination fee.

On February 26 and 27, 2012, Messrs. Packer and Hikami also exchanged emails with respect to certain of the material unresolved issues that the negotiating teams were discussing at the time.

On February 27, 2012, the Board held a meeting to discuss the February 24 Proposal and the status of the discussions with Parent, and to consider the advisability of approaching other potential acquirors should the Board determine to continue discussions with Parent regarding a potential transaction. Members of the Company’s management and financial and legal advisors were present at the meeting. Prior to the meeting, the Board received the most recent draft of the Merger Agreement and BBH’s updated preliminary financial analyses of the proposed transaction. At the meeting the Board considered the February 24 Proposal, and management, BBH and Goodwin Procter updated the Board on the recent discussions with Parent and its advisors. Representatives of Goodwin Procter also reviewed with the Board the status of discussions on the Merger Agreement with Parent and discussed with the Board the material open issues in the Merger Agreement. The directors also received advice from Goodwin Procter regarding their fiduciary duties.

At the February 27 meeting, in light of the February 24 Proposal, the Board again reviewed the Company’s short and long-term business strategies, market trends in the industry, and the challenges confronting the Company in seeking to achieve its strategic objectives such as regulatory and reimbursement risks for key products, the significant capital investment required for clinical trials to expand market penetration of key products and the cyclical nature of the Company’s capital equipment sales, the impending federal excise tax on medical device sales and uncertainty regarding near-term potential changes to medical device regulation by the FDA that might adversely impact the Company.

Representatives of BBH reviewed the performance of the Company’s stock during the previous year and research analyst estimates of its expected future stock price. BBH also revisited with the Board certain matters previously discussed and, with respect to the February 24 Proposal, its updated views of the Company’s peer companies, comparable transactions, and premiums paid in certain comparable transactions. The Board agreed that the February 24 Proposal appeared to provide substantial value for the Company’s shareholders and could exceed the potential stock price growth that otherwise would likely be achieved over a significant period of time, particularly in light of the execution risks in the Company’s strategic business plan as well as in the Company’s industry and the markets more generally. The Board also considered the perceived strategic value and market penetration opportunities that would be available to Parent if a transaction with the Company were consummated.

In addition, the Board again discussed the benefits and risks of contacting potential acquirors that had been discussed at its meetings on January 17 and February 9, 2012. The Board also discussed Parent’s refusal to agree to a post-signing go-shop process and its desire for the Company not to engage in a competitive bidding process prior to signing the Merger Agreement. Based on the discussion at this meeting and the earlier Board discussions, the Board concluded that Parent’s proposal presented a compelling opportunity to maximize shareholder value and the draft Merger Agreement reflected deal protection terms that the Board viewed as being within a range of reasonableness. The Board also concluded that approaching and discussing a possible transaction with other parties as a means by which to test the adequacy of Parent’s proposal was advisable and was not likely to result in the withdrawal by Parent of its February 24 Proposal.

Accordingly, the Board authorized BBH to contact those companies that the Board identified, after receiving input from management and representatives of BBH, as the most likely capable and interested acquirors of the Company. In determining potential likely acquirors, the Board considered such parties’ financial strength and availability of financing, if necessary, their experience in acquiring public companies of the size and complexity of the Company, their perceived potential interest in entering into a strategic business combination and potential synergies based on such parties’ product portfolio and distribution call points, antitrust considerations, and the parties’ ability to move quickly and efficiently in a process, in light of the Board’s concern over the potential adverse effect on the Company’s business that could result from a protracted pre-signing market check. Guided by the foregoing principles, the Board discussed which potential acquirors would most likely be able to make proposals to acquire the Company that might be superior to the February 24 Proposal. The Board also determined that any potential financial sponsors would have fewer synergies than strategic acquirors and would not be likely to make a bid superior to the February 24 Proposal.

After consideration of these factors, the Board concluded that three companies would be those most likely interested in pursuing an acquisition of the Company: a publicly traded manufacturer and distributor of medical devices (“Party A”), a publicly traded global healthcare products company (“Party B”) and the healthcare division of publicly traded globally diversified company (“Party C”). The Board also discussed seven other potential strategic acquirors that the Board viewed as unlikely to have an interest in acquiring the Company for a number of reasons, including the Company not being within their strategic focus, lack of financial resources, lack of ability to move quickly in a competitive bidding process, existing internal operational challenges and antitrust concerns. Finally, the Board concluded that a protracted market check process would jeopardize the ability to consummate a transaction with Parent that the Board believed would deliver compelling value to the Company’s shareholders and create other risks to the Company’s ongoing business.

The Board also determined that the Company should continue discussions with Parent concerning the February 24 Proposal and continue to seek a price increase and improved terms from Parent, while simultaneously commencing a process in which Party A, Party B and Party C would be invited to submit an indication of interest or proposal regarding a business combination transaction with the Company on or prior to March 7, 2012, which date was selected primarily because of the foregoing risks associated with a protracted market check process. The Board instructed BBH to contact those parties. The Board further directed BBH to do so in a reasonably expeditious manner so that the Company could meaningfully evaluate the level of interest from the other potential acquirors. The Board also concluded that further negotiations were required to confirm that the Merger Agreement with Parent would not adversely affect the flexibility that the Company desired to enable it to consider an alternative proposal if one were to materialize after the Merger Agreement was signed. This flexibility included a termination fee of less than 3% of the transaction equity value, a matching rights period not to exceed four business days, a standard for providing information and engaging in discussions with a third party based on whether an acquisition proposal from the third party “could” (rather than “would”) reasonably be expected to lead to a superior proposal, and elimination of any requirement that the Company provide multi-day advance notice to Parent prior to providing information or engaging in discussions with a third party regarding an acquisition proposal.

Later in evening of February 27, 2012, there was a teleconference among Messrs. Packer, Whiton, Grossman, Hikami, Dalzell and Yoshida. The representatives of the Company informed the representatives of Parent that at the Board meeting earlier that day, the Board directed the Company’s management and its advisors continue discussions with Parent and its advisors.

On February 28, 2012, at the Board’s direction, representatives of BBH contacted Party A, Party B and Party C to ascertain their interest in a potential business combination transaction with the Company and requested that the parties respond to BBH on or prior to March 7, 2012. On February 29, 2012, Party C indicated that the transaction was not likely a strategic fit for Party C.

On February 28, 2012, representatives of BBH advised representatives of UBS that the Board had directed BBH to conduct a process in which one or more parties in addition to Parent would be invited to review confidential information and submit business combination proposals to the Company. BBH also reiterated that until such time that price and other material terms might be agreed upon between the parties, the Company would not discuss any management retention arrangements.

On February 29, 2012, Goodwin Procter circulated a revised draft of the Merger Agreement to Cleary Gottlieb.

On March 1, 2012, Party A advised BBH that it was not interested in submitting a proposal to acquire the Company. Party A indicated that while certain business segments of the Company may be of strategic interest, it did not have interest in evaluating an acquisition of the Company.

On March 1, 2012, Goodwin Procter circulated an initial draft of a tender and voting agreement (the “Tender and Voting Agreement”) to Cleary Gottlieb.

On March 1, 2012 there was a teleconference among Messrs. Packer, Hikami and Dalzell, Takahiro Onodera, Parent’s HR & Labor Relations Manager, and representatives of Parent’s outside compensation advisor. The parties discussed general compensation diligence matters and the range of long-term incentive compensation plans for Company executives and key employees following the closing of a transaction with Parent.

From March 2 through March 12, 2012, the Company’s and Parent’s respective management teams and legal and financial advisors negotiated the Merger Agreement, the Tender and Voting Agreement and various issues via teleconferences and several drafts of the Merger Agreement, the Tender and Voting Agreement and

related documents were exchanged between the parties. The parties discussed and negotiated various issues, including the scope of the representations and warranties (including the definition of “Company Material Adverse Effect”), the benefits to be offered to the Company employees following the transaction, the scope of the negative covenants relating to the conduct of the Company’s business between signing and closing of the transaction, the standard of the parties’ efforts and other obligations with regard to regulatory matters (including required antitrust filings), the post-closing indemnification and insurance rights of the Company’s officers and directors, the conditions to closing of the Offer (including the standard applicable to the “bring down” of the Company’s fundamental representations and warranties at closing), the circumstances under which Parent would be required, or otherwise have the discretion, to extend the duration of the tender offer, the Company’s ability to respond to unsolicited inquiries and consider alternative acquisition proposals following the announcement of the transaction, the rights of the parties to terminate the Merger Agreement, the remedies available to the parties in the event of a termination of the Merger Agreement, the amount and conditions of payment by the Company of a termination fee, the terms of a customary irrevocable top-up option granted to Merger Sub to purchase from the Company the top-up shares, exercisable in certain circumstances after the completion of the tender offer, that when added to the Shares already tendered in the tender offer and accepted for purchase by or owned by Parent or its subsidiaries would constitute the number of Shares necessary for Merger Sub to be merged into the Company without a vote or consent of the Company’s shareholders under Massachusetts law, and the terms of the Tender and Voting Agreement.

On March 5, 2012, Party B advised BBH that it was not interested in pursuing a transaction with the Company because the Company’s business was deemed not to be a strategic fit.

On March 6, 2012, representatives of BBH informed representatives of UBS that the Company’s market check process had not yet been completed. Later on March 6, 2012, representatives of BBH informed representatives of UBS that, in order to best position Parent competitively, Parent should increase the price of its February 24 Proposal prior to the Board’s meeting the next day.

On March 7, 2012, BBH reported that it had not received any response from Party C to the initial request for interest and therefore concluded, consistent with BBH’s conversation with Party C on February 29, 2012, that Party C did not have an interest in a transaction with the Company.

On March 7, 2012, at the direction of Parent, a representative of UBS informed BBH that Parent was unwilling to increase its proposal and as such the February 24 Proposal represented Parent’s best and final price.

In the evening of March 7, 2012, the Board held a meeting at which members of the Company’s management and financial and legal advisors were present. Prior to the meeting, the Board received the most recent draft of the Merger Agreement and BBH’s preliminary financial analyses of the proposed transaction. At the meeting the Board again considered the then-current terms of the February 24 Proposal. Management, BBH and Goodwin Procter updated the Board on the progress of the negotiations with Parent to date, including the anticipated timing for the parties to complete negotiations of the Merger Agreement and related documents. BBH and Goodwin Procter also discussed the material unresolved issues raised by Parent in the Merger Agreement, which included the scope of the Company’s regulatory and intellectual property representations and warranties, the conditions to closing of the Offer (including the standard applicable to the “bring down” of the Company’s fundamental representations and warranties at closing), the rights of the parties to terminate the Merger Agreement, the indemnification and insurance rights of the Company’s officers and directors, the size of the termination fee and the remedies available to the parties in the event of termination of the Merger Agreement. Representatives of BBH reviewed and discussed BBH’s preliminary financial analyses regarding the February 24 Proposal, a comparable company analysis, comparable transactions analysis, premiums paid analysis, and discounted cash flow analysis. The directors received advice from Goodwin Procter regarding their fiduciary duties. BBH also updated the Board on the status of the market check process and reported that each of Party A, Party B and Party C had declined to pursue an opportunity to submit a proposal and that none of the parties expressed any concern over timing for submitting a bid or access to the data room or other diligence materials.

Following a discussion of the Company’s alternative of remaining an independent company and the attendant risks and the fact that all of the strategic parties contacted by BBH had informed BBH that they were not interested in pursuing a transaction, the Board agreed that the Company should proceed with finalizing the negotiations with Parent at $93.00 per Share and the Board directed management and its advisors to do so within the parameters discussed at the meeting.

On March 8, 2012, Mr. Whiton corresponded via email with Mr. Hikami in an attempt to resolve the principal remaining material unresolved issues with respect to the Merger Agreement. These issues related to, among other things, details of the exclusions to the definition of “Company Material Adverse Effect,” the scope of certain representations and warranties related to regulatory and intellectual property matters, the materiality standard for the “bring down” of the fundamental representations, certain limitations on the parties’ rights to terminate the Merger Agreement, the indemnification and insurance rights of the Company’s officers and directors, availability of remedies to the Company, the amount of the termination fee and the effect of the payment thereof on the availability of remedies to Parent.

From March 8 through March 11, 2012, the parties continued to negotiate the terms of the Merger Agreement. Later in the afternoon of March 9, 2012, representatives of Cleary Gottlieb contacted representatives of Goodwin Procter to discuss the open terms in the Merger Agreement, and presented a proposal for the Company’s consideration relating to those terms. Over the course of March 10 and March 11, 2012, the parties continued to negotiate the final remaining unresolved terms in the Merger Agreement.

On March 9, 2012, there was a teleconference with Messrs. Packer, Fujiwara, Hikami and Dalzell to discuss generally the remaining open items and the timetable for resolving them.

On March 9, 2012, there was a teleconference with Messrs. Packer, Hikami, Dalzell, Onodera and representatives of Parent’s outside compensation advisors. The purpose of the teleconference was to follow-up on the discussions the same group had on March 1, 2012, including general compensation philosophy and potential frameworks regarding long-term incentive compensation plans for Company executives and key employees following the closing of a transaction with Parent.

On March 10, 2012, representatives of BBH again contacted representatives of UBS and, on behalf of the Company, sought to elicit a higher proposed purchase price from Parent. At the direction of Parent, a representative of UBS reiterated that Parent was unwilling to increase its proposal and the February 24 Proposal represented Parent’s best and final price. Parent declined to increase its February 24 Proposal offer price. Shortly after, Mr. Whiton contacted Messrs. Hikami and Dalzell and again discussed the remaining open terms of the Merger Agreement.

On March 11, 2012, the Board held a meeting to discuss the proposed transaction with Parent, at which members of the Company’s management and financial and legal advisors were present. Prior to the meeting, the Board received various documents, including the most recent drafts of the Merger Agreement and related documents and BBH’s financial analyses of the proposed transaction. Representatives of BBH and Goodwin Procter provided an overview of the negotiation process to date with Parent’s representatives, as well as a review of the Board’s fiduciary duties in the change of control context and a presentation regarding the terms of the Merger Agreement. Representatives of Goodwin Procter reported that, among various other terms, the following terms had been negotiated in the Merger Agreement: a reduction in the termination fee from 3.5% to 2.9% of the transaction equity value; the revision, at the Company’s request, of the definition of “Company Material Adverse Effect” to exclude the disproportionate effect on the Company of any adoption, change or repeal of any FDA law, rule or interpretation thereof; the scope of certain representations and warranties related to regulatory and intellectual property matters; the offer conditions, including the materiality standard for the “bring down” of fundamental representations; the Company’s ability to respond to unsolicited inquiries following the announcement of the transaction (including the definition of a superior proposal meaning an unsolicited bid for more than 75% of the Company (rather than 100%), Parent having a four business day matching rights period

(rather than five) and Parent not being entitled to a multiday minimum advance notice period prior to the Company being permitted to furnish information to or engage in discussions with a third party); certain limitations on the parties’ rights to terminate the Merger Agreement; and the availability of remedies to the Company and Parent. Goodwin Procter also reviewed the Tender and Voting Agreement and the Amendment to the Rights Agreement.

Additionally, the Board reviewed the operation of the top-up option under the Merger Agreement, which was designed to provide non-tendering shareholders with payment of the Offer Price promptly following consummation of the Offer rather than such shareholders having to wait up to several months. The Board reviewed the terms of the top-up option, including the consideration to be paid for the top-up shares and the terms of the promissory note that could be used to pay for a portion of the top-up shares, and determined that the payment of the aggregate purchase price of the top-up shares in (a) cash equal to the par value of the top-up shares and (b) at Merger Sub’s election, either (i) cash equal to the balance of the aggregate purchase price or (ii) a promissory note consistent with the terms set forth in the Merger Agreement with a principal amount equal to the balance of the aggregate purchase price, would be adequate consideration for the top-up shares.

BBH also reviewed with the Board an analysis of the proposed transaction from a financial point of view and rendered its oral opinion, which opinion was subsequently confirmed in writing, that, as of such date, and based on and subject to the assumptions, qualifications and limitations set forth in the written opinion, the consideration to be received pursuant to the Merger Agreement, was fair, from a financial point of view, to the holders of Shares (except for the Company, Parent, and any wholly owned subsidiary of either the Company or Parent) (see below for a summary of the opinion in — “Opinion of the Company’s Financial Advisor”). Throughout the entire meeting, the Board asked numerous questions of management and BBH and Goodwin Procter and discussed at length the advantages and risks of the proposed transaction, including those described in “Reasons for the Board’s Recommendation” below.

In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, and recommending that the shareholders accept the Offer, tender their Shares to Merger Sub pursuant to the Offer and, if required by the MBCA, vote their Shares in favor of the adoption and approval of the Merger Agreement in accordance with the applicable provisions of the MBCA, the Board consulted with the Company’s management, its outside legal counsel and its financial advisor. The Board also consulted with outside legal counsel regarding the Board’s fiduciary duties and the terms of the Merger Agreement and related agreements. Based on these consultations, and the factors and the opinion of BBH discussed below at “Opinion of the Company’s Financial Advisor,” the Board concluded that entering into the Merger Agreement with Parent, HoldCo and Merger Sub was in the best interests of the Company’s shareholders.

Following this discussion, the Board unanimously approved the $93.00 per Share price and the other terms of the transaction, determined that the Offer and the Merger are in the best interests of the Company and its shareholders and declared the Merger Agreement advisable, approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, authorized and approved the grant of the top-up option to Merger Sub and the issuance of the top-up shares upon exercise thereof, authorized and approved the Amendment to the Rights Agreement and recommended that the shareholders of the Company accept the Offer and tender their Shares in the Offer and, if required by applicable law, vote for the adoption of the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement. In addition, the Company’s compensation committee approved certain employee benefit matters.

On March 12, 2012, the Parent board of directors met and approved Parent’s entry into the Merger Agreement. The boards of directors of HoldCo and Purchaser each approved entry into the Merger Agreement by written consent.

Before the opening of trading on the NASDAQ Global Select Market on March 12, 2012, the Company, Parent, HoldCo and Merger Sub executed the Merger Agreement and the directors and certain executive officers and Parent, HoldCo and Merger Sub executed the Tender and Voting Agreement, and, at approximately 3:30 a.m., New York City time, Parent and the Company issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer to acquire all of the outstanding Shares at a price of $93.00 per Share in cash. The press release is filed as Exhibit (a)(7) to this Schedule 14D-9, and is hereby incorporated herein by reference.

On March 26, 2012, the Offerors commenced the Offer and the Company filed this Schedule 14D-9. During the pendency of the Offer, Parent, Holdco and Merger Sub intend to have ongoing contacts with the Company and its directors, officers and shareholders.

Reasons for the Board’s Recommendation.

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Board consulted with the Company’s management, as well as BBH and Goodwin Procter. In the course of reaching its determination to approve the terms of the Offer and the Merger and its recommendation that holders of Shares accept the Offer, tender their Shares into the Offer and adopt the Merger Agreement, the Board considered numerous factors, including the following material factors and benefits of the Offer and the Merger, each of which the Board believed supported its unanimous determination and recommendation:

•	Offer Price. The Board considered:

•	the fact that the Offer Price represents a 23.8% premium to the trading price at which the Shares closed on March 9, 2012, the last trading day before the announcement of the Offer;

•

the fact that the Offer Price represents premiums of 26.5%, 29.0% and 36.8% over the average trading prices for the Shares for the twenty-day, thirty-day and sixty-trading day periods ending immediately before the date of announcement of the Offer, respectively;

•

the fact that the Offer Price represents a 22.9% premium to the highest closing price in the last twelve months prior to the date of announcement of the Offer (and that the highest closing price in the last twelve months prior to the date of announcement of the Offer was also the highest all-time closing price);

•	the fact that the per-Share trading price of the Shares has never exceeded the level of the Offer Price; and

•

the Board’s belief that it had obtained Parent’s best and final offer, and that, as of the date of the Merger Agreement, the Offer Price represented the highest per-Share consideration reasonably obtainable.

•

The Company’s Operating and Financial Condition; Prospects of the Company. The Board considered the current and historical financial condition, results of operations, business and prospects of the Company as well as the Company’s financial plan and prospects and risks if the Company were to remain an independent company and the potential impact of those factors on the trading price of the Shares (which is not feasible to quantify numerically). In this regard, the Board discussed the risks associated with executing and achieving the Company’s short and long-term business and financial plans, including the regulatory and reimbursement risks for key products, lower growth in key products which could lead to increased price or other forms of competition, the significant capital investment required for clinical trials to expand market penetration of key products, the cyclical nature of the Company’s capital equipment sales, the impending federal excise tax on medical device sales, uncertainty regarding near-term potential changes to medical device regulation by the FDA that might adversely impact the Company, the impact of general economic and market trends on the Company’s sales, and the general risks of market conditions that could reduce the Company’s Share price.

•

Strategic Alternatives. The Board considered its belief that the value offered to holders of Shares in the Offer and the Merger was more favorable to holders of Shares than the potential value of remaining an independent public company. This belief was supported in part by the absence of interest in the acquisition of the Company from other potential buyers solicited pursuant to a pre-signing market check (as more fully described above in “— Background of the Offer”).

•

Negotiations with Parent. The Board considered the course of negotiations between the Company and Parent, resulting in multiple increases in the price per Share offered by Parent, as well as a number of changes in the terms and conditions of the Merger Agreement from the version initially proposed by Parent that were favorable to the Company. The Board believed based on these negotiations, that the Offer Price was the highest price per Share that Parent was willing to pay and that the Merger Agreement contained the most favorable terms to the Company to which Parent was willing to agree.

•

Cash Consideration; Certainty of Value. The Board considered the form of consideration to be paid to the shareholders in the Offer and the Merger and the certainty of the value of such cash consideration compared to stock or other forms of consideration.

•

No Financing Condition. The Board considered the representation of Parent and Merger Sub that they would have access to sufficient cash resources to pay the amounts required to be paid under the Merger Agreement and that the Offer and the Merger are not subject to a financing condition, and in particular, that Parent would be obtaining a financing commitment from UBS AG, Tokyo Branch that will be available to fund the amount required to be paid under the Merger Agreement. The Board considered the provisions in the Merger Agreement providing that the Company may recover, on behalf of the holders of Shares, damages in connection with (a) a breach by Parent, HoldCo or Merger Sub of their respective obligations to commence and complete the Offer or (b) a material breach by any of them that has been the cause of, or resulted in, failure of a condition to the Offer, and that such damages shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include to the extent proven the benefit of the bargain lost by the Company or the holders of Shares (taking into consideration relevant matters, including lost premium, other combination opportunities, the time value of money and any relevant breaches by the Company, Parent, HoldCo or Merger Sub), in each case to the extent not otherwise recoverable by such holders.

•

Opinion of the Company’s Financial Advisor. The Board considered BBH’s financial analyses and BBH’s oral opinion to the Board, which opinion was confirmed in writing, that, as of March 11, 2012, and based upon and subject to the assumptions, qualifications and limitations set forth in the written opinion, the consideration to be received pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of Shares (except for the Company, Parent, and any wholly owned subsidiary of either the Company or Parent). The full text of BBH’s written opinion, dated as of March 11, 2012, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by BBH is attached hereto as Annex II to this Schedule 14D-9. The Company urges you to carefully read the BBH opinion in its entirety. BBH’s opinion was provided to the Board in connection with its consideration of the Offer and the Merger and was not intended to be and does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its Shares in the Offer or how any such shareholder should vote at the shareholders’ meeting, if any, held in connection with the Merger or any other matter.

•

Market Check. The Board considered the results of the process that the Board had conducted, with the assistance of the Company management and its financial and legal advisors, to seek other acquisition proposals. The Board also considered the low probability that other companies who were not contacted by the Company or its financial advisors would have the ability or interest to make a proposal to acquire the Company at a higher price. Based on the results of that process, the Board believed that the Offer Price obtained was the highest that was reasonably attainable.

•

The Merger Agreement. The Board considered the provisions of the Merger Agreement, including the agreed exclusions of certain events and conditions from the definition of “material adverse effect”, the ability of the Company under certain circumstances to entertain unsolicited proposals for an acquisition that would be superior to the Parent transaction, the termination rights of the parties and the $64,000,000 termination fee (equal to approximately 2.9% of the transaction equity value) payable by the Company under certain circumstances, which the Board believed was comparable to termination fees in transactions of a similar size, was reasonable, would not likely deter competing bids and would not likely be required to be paid unless the Board entered into a more favorable transaction.

•

Conditions to the Consummation of the Merger; Likelihood of Closing the Second Step Merger. The Board considered the strong likelihood of the consummation of the second step merger contemplated by the Merger Agreement after the acceptance for payment of the Shares tendered pursuant to the Offer by reason of the very few conditions to consummation of the Merger at that point in the overall transaction.

•

Timing of Completion. The Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a cash tender offer for all outstanding Shares, which should allow shareholders to receive the Offer Price in a relatively short time frame, followed by the Merger in which shareholders (other than the Company, Parent or their respective subsidiaries) will receive the same consideration as received by those shareholders who tender their Shares in the Offer. The Board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption.

•

Extension of Offer Period. The Board considered that, under certain circumstances set forth in the Merger Agreement, Merger Sub could be required by the Company to extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if certain conditions to the consummation of the Offer are not satisfied or waived.

In the course of its deliberations, the Board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement that had previously been identified and discussed by management of the Company and the Board, which included:

•

the potential limitations on the Company’s pursuit of business opportunities due to pre-closing covenants in the Merger Agreement whereby the Company agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to certain assets or the conduct of its business without the prior written consent of Parent;

•	subject to certain exceptions, the Merger Agreement precludes the Company from actively soliciting alternative proposals;

•

the possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, the Company will have incurred significant transaction costs and the Company’s relationships with its customers, suppliers, employees and other third-parties may be adversely affected;

•

the effect of the public announcement of the Merger Agreement, including effects on the Company’s sales, customers, operating results and share price and the Company’s ability to attract and retain key management and personnel;

•

the amount of time it could take to complete the Offer and the Merger, including the risk that Parent and Purchaser might not receive the necessary regulatory approvals or clearances to complete the Offer or the Merger or that governmental authorities could attempt to condition their approvals or clearances of the Offer or the Merger on one or more of the parties’ compliance with certain burdensome terms or conditions which may cause one of the Offer conditions not to be satisfied;

•	the likelihood of litigation;

•	the treatment of the consideration to be received by the shareholders in the Offer and the Merger as taxable to the shareholders for federal income tax purposes; and

•	the impact of the Offer and the Merger on the Company’s non-executive employees.

The foregoing discussion of the information and factors considered by the Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered. In view of the wide variety of reasons and factors considered, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Board conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.

Intent to Tender; Tender and Voting Agreement.

In order to induce Parent, HoldCo and Merger Sub to enter into the Merger Agreement, each director and certain executive officers of the Company entered into the Tender and Voting Agreement with Parent, HoldCo and Merger Sub concurrent with the execution and delivery of the Merger Agreement. Shares held by these directors and officers that are eligible to be tendered into the Offer represent, in the aggregate, approximately 0.4% of Shares outstanding on the date of the Merger Agreement. Subject to the terms and conditions of the Tender and Voting Agreement, such shareholders agreed, among other things, (i) to tender their Shares in the Offer no later than ten business days following the commencement of the Offer, (ii) if required, to vote their Shares in favor of approval of the Merger Agreement and the Merger, (iii) to not transfer their Shares (subject to certain exceptions) and (iv) to not exercise any appraisal rights which might be available pursuant to the MBCA. The Tender and Voting Agreement will terminate upon the earlier of (a) the termination of the Merger Agreement, (b) the Effective Time, (c) upon reduction of the Offer Price or (d) upon mutual written agreement of the parties. The foregoing description of the Tender and Voting Agreement does not purport to be complete, and is qualified in its entirety by reference to the Tender and Voting Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is hereby incorporated herein by reference.

Opinion of the Company’s Financial Advisor.

The Board engaged BBH to render an opinion to the Board in connection with the Offer and the Merger. In connection with this engagement, BBH evaluated whether the Offer Price to be received by the holders of the Shares pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of Shares. On March 11, 2012, at a meeting of the Board to consider the proposed transaction with Parent, BBH rendered to the Board an oral opinion, which was confirmed by delivery of a written opinion dated March 11, 2012, to the effect that, as of the date of the opinion, the Offer Price was fair, from a financial point of view, to the holders of Shares.

The full text of the written opinion of BBH, dated March 11, 2012, which sets forth among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by BBH in rendering its opinion, is attached to this Schedule 14D-9 statement as Annex B. The BBH opinion is not a recommendation as to whether any holder of Shares should tender their Shares in the Offer.

In connection with its opinion, BBH, among other things:

•	reviewed a draft, dated March 10, 2012, of the Merger Agreement;

•	analyzed certain publicly available financial statements of the Company;

•	reviewed certain other publicly available business and financial information relating to the Company that BBH deemed relevant;

•	reviewed the Five-Year Projections (as defined below); held discussions with members of the senior management of the Company regarding the operations, financial condition and prospects of the Company;

•

reviewed public information with respect to certain other companies in lines of business similar in certain respects to the business of the Company that BBH believed to be generally relevant in evaluating the business of the Company;

•	reviewed the financial terms of certain business combinations involving companies in lines of business similar in certain respects to the business of the Company;

•	reviewed historical stock prices and trading volumes of the Shares; and

•	conducted such other financial studies, analyses and investigations as BBH deemed appropriate.

BBH relied upon and assumed the accuracy of, without assuming any responsibility for investigation or independent verification, all information that is available from public sources as well as all other information supplied to it by, or on behalf of, the representatives and management of the Company. BBH did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or any of its subsidiaries, and BBH was not furnished with any such valuation or appraisal. With respect to the Five Year Projections, BBH assumed, with the Company’s consent, that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. BBH assumed no responsibility for and expressed no view as to the Five Year Projections or the assumptions on which they were based.

BBH’s opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to BBH as of, the date of delivery of the opinion. BBH assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of the opinion. BBH did not express any opinion as to the price at which the Shares may trade at any time subsequent to the announcement of the execution of the Merger Agreement. BBH’s opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any other transaction or business strategy in which the Company might engage or the merits of the underlying decision by the Company to enter into the Merger Agreement and consummate the transactions contemplated thereby.

In rendering its opinion, BBH assumed, with the Company’s consent, that the Offer and the Merger would be consummated on the terms described in the Merger Agreement, without any waiver or modification of any material terms or conditions. Representatives of the Company advised BBH, and BBH assumed, that the Merger Agreement, when executed, would conform to the last draft reviewed by BBH in all material respects. BBH did not express any opinion as to any tax or other consequences that might result from the transactions contemplated by the Merger Agreement or otherwise, nor did BBH’s opinion address any legal, tax, regulatory or accounting matters, as to which BBH understood that the Company obtained such advice as it deemed necessary from qualified professionals. BBH expressed no view or opinion as to any terms or other aspects (other than the Offer Price to the extent expressly specified herein) of the transactions contemplated by the Merger Agreement, including, without limitation, the form or structure of the transactions contemplated by the Merger Agreement or any agreements or arrangements entered into in connection with, or contemplated by, the transactions contemplated by the Merger Agreement. In addition, BBH expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the transactions contemplated by the Agreement, or any class of such persons, relative to the Offer payable to the holders of Shares. Further, BBH expressed no opinion as to the impact of the transactions contemplated by the Merger Agreement on the solvency or viability of the Company, Parent or Purchaser or the ability of the Company, Parent or Purchaser to pay its obligations when they come due.

The following is a summary of the material financial analyses presented by BBH to the Board. The following summary is not a complete description of BBH’s opinion or the financial analyses performed and factors considered by BBH in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and is therefore not readily susceptible to summary description. BBH arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, BBH believes that its analyses and this summary must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BBH’s analyses and opinion.

In performing its analyses, BBH considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, most of which are beyond the Company’s control. No company, business or transaction used in the analyses is identical to the Company, the Offer or the Merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

The assumptions and estimates contained in BBH’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the assumptions and estimates used in, and the results derived from, BBH’s analyses are inherently subject to substantial uncertainty.

BBH was not requested to, and it did not, recommend the specific consideration payable in the Offer or the Merger. The type and amount of consideration payable in the Offer and the Merger was determined through negotiation between the Company and its advisors, on the one hand, and Parent and its advisors, on the other hand, and the decision to enter into the Merger Agreement was solely that of the Board and Parent. BBH’s opinion and financial presentation were only one of many factors considered by the Board in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Board with respect to the Offer, the Merger, or the Offer Price.

The following is a summary of the material financial analyses reviewed with the Board in connection with BBH’s opinion dated March 11, 2012. The financial analyses summarized below include information presented in tabular format. In order to understand BBH’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the corresponding financial analyses. Considering the data in the tables below without considering the full narrative description of the corresponding financial analyses, including the methodologies and assumptions underlying such analyses, could create a misleading or incomplete view of BBH’s financial analyses.

Comparable Transaction Analyses

BBH reviewed the transaction values of the following selected medical technology transactions with implied enterprise values in excess of $900 million in the last five years, selected by BBH using those criteria based on BBH’s experience, judgment and knowledge of the Company’s business (the “Selected Transactions”):

Date Announced	Acquirer	Target	EV/LTM EBITDA	Premium (30-day avg.)
Dec-11	FUJIFILM Holdings Corporation	SonoSite, Inc.	23.4x	32.3%
Jul-11	Apax Partners Worldwide LLP	Kinetic Concepts, Inc.	9.4x	18.2%
Jul-11	TPG Capital	Immucor Inc.	11.3x	34.9%
Apr-11(1)	Johnson & Johnson	Synthes	12.3x	24.4%
Apr-11	Endo Pharmaceuticals	American Medical Systems Holdings	14.8x	39.9%
Oct-10	St. Jude Medical Inc.	AGA Medical Holdings, Inc.	30.4x	44.4%
Jun-10	Covidien plc	ev3 Inc.	31.6x	23.8%
Jan-09	Abbott Laboratories	Advanced Medical Optics, Inc.	10.7x	252.7%	(2)
Dec-08	Ethicon, Inc.	Mentor Corporation	13.2x	99.1%	(2)
Jul-08	GE Healthcare Ltd.	Vital Signs, Inc.	18.2x	29.2%
Dec-07	Philips Holdings USA Inc.	Respironics, Inc.	19.7x	30.7%
Jul-07	Teleflex Incorporated	Arrow International, Inc.	16.9x	19.3%
Jul-07	ReAble Therapeutics LLC	DJO Incorporated	19.4x	25.1%
May-07	Hologic, Inc.	Cytyc Corporation	25.4x	32.7%
May-07	Cardinal Health, Inc.	VIASYS Healthcare	16.9x	29.8%

(1)	Pending transaction.
(2)	Premiums for these transactions were excluded from median premiums paid calculation as target stocks were trading at historic lows at time of announcement.

For each of the Selected Transactions, BBH analyzed, among other things, enterprise values as a multiple of such target companies’ latest 12 months EBITDA publicly available at the time of the announcement of the relevant transaction, and compared the per share equity value derived from the median multiple to the Offer Price. For purposes of this analysis, the target companies’ enterprise values were generally calculated by multiplying the announced per-share transaction price by the number of that target’s publicly reported fully diluted outstanding shares, plus total debt and less cash. Financial data for the Company was based on publicly available information and financial data provided by the Company’s management team. The results of this analysis are summarized as follows:

Selected Transactions EV/LTM EBITDA

Enterprise Value as a Multiple of:	Range	Median	Transaction
LTM EBITDA	9.4x – 31.6x	16.9x	26.2x

Based on this, BBH then calculated the following implied per share equity reference values by multiplying the Company’s latest twelve months EBITDA by each such multiple, and dividing the result by the Company’s fully diluted outstanding shares. These calculations yielded the following per share equity values:

Selected Transactions EV/LTM EBITDA Per Share Indicative Values

	Range	Median
LTM EBITDA	$36.66 – $110.83	$61.86

Based on publicly available information for each of the Selected Transactions, BBH also calculated and reviewed, among other things, the premiums paid, as represented by the per share acquisition price compared to the average closing share price of the target company over the 30-day period prior to the announcement of such Selected Transaction, and compared that per share equity value derived from the median multiple to the Offer Price using the 30-day trading period ending March 9, 2012. The results of these analyses are summarized as follows:

Selected Transactions Premiums Paid

	Range	Median(1)	Transaction
Selected Transactions	18.2% – 44.4%	29.8%	29.0%

(1)	See table of Selected Transactions above for description of certain exclusions from median calculations.

These premiums yield the following implied per share equity values, based on the average closing share price of the Company over the 30-day period ending March 9, 2012 prior to the announcement of the Offer and the Merger:

Selected Transactions Premiums Paid Per Share Indicative Values

	Range	Median
Selected Transactions	$85.21 – $104.04	$93.56

Selected Companies Analysis

BBH reviewed the financial and stock market information of the Company and the following publicly held companies with operations in the medical technology industry and with market capitalizations between $500 million and $6 billion, selected by BBH using those criteria based on BBH’s experience, judgment and knowledge of the Company’s business (the “Selected Companies”).

Company	EV/LTM EBITDA	EV/2012E EBITDA
Hologic Inc.	10.2x	9.5x
ResMed Inc.	11.7x	10.5x
Teleflex Incorporated	8.5x	7.8x
Align Technology Inc.	17.7x	15.3x
Thoratec Corp.	14.0x	10.7x
Steris Corp.	7.1x	6.5x
Volcano Corporation	30.5x	27.4x
Masimo Corporation	11.2x	11.5x
Nxstage Medical, Inc.	134.1x(1)	79.3x(1)
Cyberonics, Inc.	16.0x	13.8x
Insulet Corporation	NM (2)	NM(2)
Integra LifeSciences Holdings Corporation	13.1x	7.9x
Abiomed Inc.	688.4x (1)	78.2x(1)
Endologix Inc.	NM(2)	NM(2)
Orthofix International N.V.	7.9x	7.1x
ArthroCare Corporation	5.9x	6.1x
Wright Medical Group Inc.	11.9x	8.9x
DexCom, Inc.	NM(2)	NM(2)
Given Imaging Ltd.	23.0x	16.8x

(1)	These multiples were excluded from the applicable median calculation due to EBITDA margins that were well below the EBITDA margins reported by the other Selected Companies.
(2)	These multiples were excluded from the applicable median calculation due to negative EBITDA levels at the Selected Company in question.

BBH reviewed, among other things, the enterprise values of the Selected Companies, calculated by multiplying each Selected Company’s market value based on closing stock prices on March 9, 2012 by the number of that company’s publicly reported fully diluted outstanding shares, plus total debt and less cash (“EV”). BBH reviewed the closing stock prices of the Selected Companies on March 9, 2012, as multiples of EBITDA measured over actual results for the last twelve months available and over estimates for calendar year 2012 (and, for the Company over the fiscal year ending September 30, 2012), per fully diluted share outstanding of the Selected Companies. Financial data for the Selected Companies were based on certain publicly available research analysts’ estimates, public filings and other publicly available information. Financial data for the Company were based on publicly available information and the Five Year Projections. The results of these analyses are summarized as follows:

Selected Companies

Enterprise Value as a Multiple of:	Range	Median(1)	Transaction
LTM EBITDA	5.9x – 30.5x	11.8x	26.2x
2012E EBITDA	6.1x – 27.4x	10.0x	20.9x

(1)	See table of Selected Companies above for description of certain exclusions from median calculations.

Based on these analyses, BBH then calculated the following implied per share equity reference values by multiplying the Company’s applicable EBITDA amount by each such multiple, and dividing the result by the Company’s fully diluted outstanding shares. These calculations yielded the following per share equity values:

Selected Companies

Per Share Indicative Values

	Range	Median
LTM EBITDA	$24.84 – $107.22	$44.75
2012E EBITDA	$30.81 – $120.54	$47.37

Discounted Cash Flow Analysis

BBH performed a discounted cash flow analysis on the Company calculating the estimated present value of the unlevered, after-tax free cash flow that the Company was forecasted to generate during fiscal year 2012 through fiscal year 2016 based on the Five-Year Projections. BBH calculated terminal values for the Company by applying a range of terminal value EBITDA exit multiples of 9.5x to 10.5x to the Company’s fiscal year 2016 estimated EBITDA, based on the median EV over calendar year 2012 estimated EBITDA multiple for the Selected Companies as calculated on page 33 above. The present values of the cash flows and terminal values were then calculated using discount rates ranging from 9.5% to 10.5%, reflecting estimates of the Company’s weighted average cost of capital using the capital asset pricing model. This analysis indicated the following implied per share equity reference ranges for the Company:

Discounted Cash Flows

Per Share Indicative Values

	Range	Median(1)
Company management projections	$85.68 – $97.15	$91.30

(1)	Reflects indicative value based upon exit multiple of 10.0x and discount rate of 10.0%.

Public Market M&A Premium

Based on publicly available information, BBH also analyzed the premiums paid in 82 publicly announced change of control transactions within the United States with transaction values in excess of $900 million represented by the per share acquisition price as compared to the average closing share price of the target company over the 30-day period prior to the announcement of such transaction. BBH calculated a range by excluding the transactions which involved premiums in the bottom 10 percentile and the top 10 percentile. The results of these analyses are summarized as follows:

Public Market Transactions

Premiums Paid

	Range	Median	Transaction
Selected Transactions	11.7% – 70.2%	31.9%	29.0%

These premiums yield the following implied per equity share values, based on the average closing share price of the Company over the 30-day period prior to the announcement of the Offer and the Merger:

Selected Transactions

Premiums Paid

Per Share Indicative Values

	Range	Median
Selected Transactions	$80.53 – $122.70	$95.04

Other Factors

BBH also reviewed, for informational purposes, certain other factors, including:

•	a pro forma analysis of the financial impact of the Company on Parent; and

•	historical trading prices of the Company common stock.

Miscellaneous

The Company selected BBH to act as its financial advisor in connection with the Offer and the Merger based on BBH’s reputation and experience and its familiarity with the Company and its business. BBH is an internationally recognized private bank and, as part of its investment banking business, regularly advises businesses in connection with mergers and acquisitions, divestitures and sale transactions and capital raising efforts. The Company agreed to pay BBH an aggregate fee of approximately $8.4 million, $1 million of which was payable upon the rendering of BBH’s opinion and the remainder of which is payable upon the consummation of a transaction. In addition, the Company has agreed to reimburse BBH’s expenses arising, and indemnify BBH and its related parties against certain liabilities that may arise, out of its engagement. BBH provides an unsecured working capital line of credit to the Company (under which the Company has had no amounts outstanding as a borrower for approximately 11 years) and provides two directors of the Company with, and may in the future provide other Company officers and directors with, wealth management advisory services. BBH and its affiliates, partners, officers and employees may actively trade securities of Parent and the Company for their own accounts and the accounts of their customers, and accordingly, may at any time hold a long or short position in such securities. BBH has not provided any investment banking or capital markets advisory services to Parent or its controlled affiliates within the past two years. The issuance of BBH’s opinion was approved by the opinion committee of BBH.

Projected Financial Information.

The Company does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year due to the unpredictability of the underlying assumptions and estimates. However, the Company provided to Parent, in connection with its due diligence review, Company management’s internal non-public three-year estimates of worldwide projected net revenues, costs of goods sold, gross profit, operating expenses, operating income and taxes (the “Three-Year Projections”). The Company also provided to the Board and BBH for use in connection with the rendering of its fairness opinion to the Board and performing its related financial analysis, as described above under the heading “Opinion of the Company’s Financial Advisor” in this Item 4 of this Schedule 14D-9, the Company management’s internal non-public five-year financial forecasts regarding the Company’s anticipated future operations (the “Five-Year Projections” and collectively, with the Three-Year Projections, the “Projections”). The Three-Year Projections were substantially equivalent to the Five-Year Projections except that the Five-Year Projections reflected Company management’s internal non-public financial forecasts regarding the Company’s anticipated future operations for the two years beyond December 31, 2014.

The Projections were prepared by the Company’s management for internal use. The Projections were not prepared with a view toward public disclosure; and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles (“GAAP”). The Company’s independent registered public accounting firm, has not audited, reviewed, compiled or performed any procedures with respect to the Projections and does not express an opinion or any form of assurance related thereto. The summary of the Projections is not being included in this Schedule 14D-9 to influence a Company shareholder’s decision whether to tender Shares in the Offer, but is being included because the Projections were made available by the Company to Parent and the Board and used by BBH in connection with the rendering of its fairness opinion to the Board and performing its related financial analysis, as described under the heading “Opinion of the Company’s Financial Advisor” in this Item 4 of this Schedule 14D-9.

The Projections while presented with numerical specificity necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of the Company’s management. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Projections also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Projections not being achieved include, but are not limited to, the timing of regulatory approvals and introduction of new products, market acceptance of new products, success of clinical testing, availability of third party reimbursement, impact of competitive products and pricing, the effect of regulatory actions, the effect of global economic conditions, fluctuations in foreign currency exchange rates, the cost and effect of changes in tax and other legislation and other risk factors described in the Company’s annual report on Form 10-K for the fiscal year ended October 2, 2011, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. In addition, the Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period.

Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors or representatives considered or consider the Projections to be predictive of actual future events, and the Projections should not be relied upon as such. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Projections, except as otherwise required by law. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation to any Company shareholder or other person regarding the ultimate performance of the Company compared to the information contained in the Projections or that the Projections will be achieved. The Company has made no representation to Parent or Merger Sub, in the Merger Agreement or otherwise, concerning the Projections.

Certain of the projected financial information set forth herein, may be considered non-GAAP financial measures. The Company provided this information to Parent because the Company believed it could be useful in evaluating, on a prospective basis, the Company’s potential operating performance and cash flow. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.

In light of the foregoing factors and the uncertainties inherent in the Projections, Company shareholders are cautioned not to place undue, if any, reliance on the Projections.

The following is a summary of the Projections:

Projected Financial Information

(dollars in millions, except per share information)

	2012		2013	2014	2015	2016
Net revenues	$613		$742	$900	$1,073	$1,285
Growth %	19%		21%	21%	19%	20%
Cost of goods sold	264		312	360	427	510

Gross profit	349		430	540	645	775
Margin %	57%		58%	60%	60%	60%
Expenses
Selling and marketing	174		201	236	270	309
	28	%(1)	27%	26%	25%	24%
General and administrative	52		63	78	100	122
	8%		9%	9%	9%	9%
Research and development	53		62	77	95	112
	9%		8%	9%	9%	9%

Total expenses	278		326	391	466	542
	45%		44%	43%	43%	42%
Income from operations	70		104	149	180	233
Other income	—		—	—	—	—

Income before taxes	70		104	149	180	233
	11%		14%	17%	17%	18%
Taxes	25		37	54	65	84

Net income	45		66	95	115	149
EBITDA(2)	102		143	196	236	301
Debt free cash flow(2)	24		41	65	79	106

Basic earnings per share	11%		14%	17%	17%	18%
EPS	1.94		2.77	3.73	4.34	5.23
EPS Growth	44%		42%	35%	16%	21%
# Shares (in millions)	23.1		24.0	25.6	26.5	28.5

(1)	Unlabeled percentage amounts reflect percentage of net revenues for the relevant period.
(2)	In the course of preparing the Projections, the Company did not develop estimates as to EBITDA or debt free cash flow or provide them to Parent; as a result, the EBITDA and debt free cash flow estimates were later derived from the Projections based on the following assumptions that the Company’s management deemed reasonable: depreciation and amortization are equal to 5.3% of annual net revenues, changes in working capital are equal to 5.7% of annual net revenues, capital expenditures are equal to 3.0% of annual net revenues and taxes are equal to 35% of annual income from operations.

The Company also provided certain additional information to Parent regarding two long-term initiatives (“LifeVest as a platform” and “Temperature Management for AMI (Acute Myocardial Infarction)”) that were discussed by the Board in July 2011 as part of the Board’s long-term strategic planning review. Each of these initiatives would have required a significant investment, which management and the Board had no plans to undertake, and assumed unlimited capital resources with which they could be implemented in each case without accounting for the cost of such capital. The information provided to Parent included the following financial modeling: revenue of $10 million and $190 million and operating income of $3 million and $62 million for 2016 and 2021, respectively, for the LifeVest initiative, and revenue of $88 million and $497 million and operating income of $21 million and $169 million for 2016 and 2021, respectively, for the AMI initiative. The Company developed this information only to demonstrate a theoretical outcome and, as such, the information is not predictive of actual future events and cannot be relied upon as such.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Information pertaining to the retention of Brown Brothers Harriman & Co. in “Item 4. The Solicitation or Recommendation — Background and Reasons for the Recommendation — Opinion of the Company’s Financial Advisor” is incorporated herein by reference.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to holders of Shares on its behalf with respect to the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

No transactions with respect to Shares have been effected during the 60 days prior to the date of this Schedule 14D-9 by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries, other than the grant of the top-up option pursuant to the Merger Agreement.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Subject Company Negotiations.

Except as otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION.

Regulatory Approvals.

The Offer is conditioned on satisfaction of the condition that all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder (the “HSR Act”) shall have expired or been terminated, and the approval of the Federal Cartel Office of the Federal Republic of Germany shall have been obtained or deemed obtained pursuant to German merger control rules, in each case with respect to the Offer (the “Regulatory Condition”). To satisfy the Regulatory Condition, the parties must make pre-merger notification filings with the United States Federal Trade Commission Premerger Notification Office (the “FTC”) and Antitrust Division of the Department of Justice (“DOJ”) and the German Federal Cartel Office (“FCO”). If Merger Sub’s acquisition of Shares is delayed due to a failure to satisfy the Regulatory Condition, the Offer will be extended in certain circumstances. See Section 1 —“Terms of the Offer” in the Offer to Purchase.

Antitrust.

Under the HSR Act, and the related rules and regulations that have been issued by the FTC, certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the DOJ and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger. See Section 15—“Certain Legal Matters” in the Offer to Purchase.

Under the HSR Act and the rules and regulations promulgated thereunder, the purchase of Shares in the Offer cannot be completed until the expiration of a 15 calendar day waiting period following the filing by Parent, as the ultimate parent entity of Merger Sub, of a Premerger Notification and Report Form concerning the Offer with the FTC and the DOJ. The parties filed the Premerger Notification and Report Forms with the FTC and the DOJ in connection with the purchase of the Shares in the Offer and the Merger on March 22, 2012. The required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on April 6, 2012, unless the FTC or the DOJ issues a request for additional information and documentary material (a “Second Request”) prior to that time. If either the FTC or the DOJ were to issue a Second Request, the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by Parent with that request, unless the FTC or the DOJ terminated the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the waiting period could be extended only by court order enjoining the transaction. Complying with a Second Request can take a significant period of time. Although the Company is required to file certain information and documentary materials with the FTC and the DOJ in connection with the Offer, neither the Company’s failure to make those filings nor a Second Request issued to the Company by the FTC or the DOJ will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger.

The FTC and the DOJ will consider the legality under the antitrust laws of Parent’s proposed acquisition of the Company. At any time before or after Merger Sub’s acceptance for payment of Shares pursuant to the Offer, if the DOJ or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the DOJ have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Parent, Merger Sub, the Company or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While the Company believes that the consummation of the Offer will not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the DOJ or any state or any other person, Merger Sub may not be obligated to consummate the Offer or the Merger. See Section 13—“Conditions of the Offer” in the Offer to Purchase.

Antitrust in Germany. Under the provisions of the Act against Restraints of Competition (“ARC”), the acquisition of Shares pursuant to the Offer may be consummated if the acquisition is approved by the FCO, either by written clearance letter or by expiration of a one month waiting period commenced by the filing by Parent of a complete notification with respect to the Offer, unless the FCO notifies Parent within the one month waiting period of the initiation of an in-depth investigation. Parent submitted the filing on March 22, 2012. If the FCO initiates an in-depth investigation, the acquisition of Shares under the Offer may be consummated if the acquisition is approved by the FCO, either by written decision or by expiration of a four month waiting period

(which can be extended only with the approval of Parent) commenced by the filing of the German notification, unless the FCO issues within the waiting period a prohibition decision. The written approval by the FCO or the expiration of any applicable waiting period is a condition to the Merger Sub’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

There can be no assurance that the FCO will accept the filing, will not extend the deadlines or will not challenge the acquisition of the Shares on competition or other grounds or, if such a challenge is made, of the results thereof. If the FCO initiates an action to block the acquisition of Shares pursuant to the Offer or the Merger and an order is issued prohibiting the consummation of such acquisition or the Merger, we and The Company may not be obligated to consummate the Offer or the Merger.

Appraisal Rights.

No appraisal rights are available in connection with the Offer. In addition, under Massachusetts law shareholders who continue to own their Shares at the time of the Merger may not be entitled to appraisal rights in connection with the Merger. Section 13.02(a)(1) of the MBCA generally provides that shareholders of a Massachusetts corporation are entitled to appraisal rights in the event of a merger, subject to certain exceptions. One of the exceptions to this general rule that appraisal rights are available applies to a merger in which cash is the sole consideration received by the shareholders, provided that no director, officer or controlling shareholder of the corporation has a direct or indirect material financial interest in the merger other than in (i) his, her or its capacity as a shareholder of the corporation, (ii) his, her or its capacity as a director, officer, employee or consultant of the corporation or the acquiring company pursuant to bona fide arrangements with the corporation or the acquiring company or (iii) any other capacity so long as the shareholder owns less than 5% of the voting securities of the corporation.

The Company believes that this exception to the general rule that appraisal rights are available is applicable in this transaction and that the Company’s shareholders are not entitled to appraisal rights in connection with the Merger. However, the MBCA took effect on July 1, 2004, and to date Section 13.02 has not been the subject of judicial interpretation in these circumstances. Accordingly, it is possible that a court could conclude that this exception is not applicable and that the Company’s shareholders are entitled to appraisal rights under Massachusetts law. Any shareholder who believes that he, she or it is or may be entitled to appraisal rights and who wishes to preserve those rights should carefully review Sections 13.01 through 13.31 of Part 13 of the MBCA, which sets forth the procedures to be complied with in perfecting any such rights, and should consult their own legal and other advisors with respect to the same. Failure to strictly comply with the procedures specified in Part 13 of the MBCA would result in the loss of any appraisal rights to which the Company’s shareholders may be entitled. To the extent any holder of Shares outstanding immediately prior to the Merger seeks to assert appraisal rights but is determined by a court to not be entitled to such appraisal rights (or was entitled to exercise such appraisal rights but fails to take all necessary action to perfect them or effectively withdraws or loses them), such holder will be entitled to receive the Merger Consideration per Share, without interest.

If appraisal rights are determined by a court of competent jurisdiction to be available and in the event that the top-up option is exercised, as provided in the Merger Agreement, the Surviving Corporation following the Merger, shall not assert that the top-up option, the top-up shares or any cash and/or promissory note delivered to the Company in payment for such top-up shares should be considered in determining fair value for the dissenting Shares in accordance with Part 13 of the MBCA.

The foregoing summary of the rights of dissenting shareholders under the MBCA does not purport to be a statement of the procedures to be followed by shareholders desiring to exercise any appraisal rights which may be available under Massachusetts law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Massachusetts law which will be set forth in their entirety in the proxy statement or information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in the notice of merger to be provided under the MBCA. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Massachusetts law and is qualified in its entirety by reference to Massachusetts law.

Shareholders cannot exercise any appraisal rights at this time. The information provided above is for informational purposes only with respect to the possible alternatives of shareholders if and when the Merger is consummated. If shareholders sell their Shares in the Offer (or otherwise prior to the Merger), such holders will not be entitled to exercise appraisal rights, if any, which may be available with respect to such Shares in connection with the Merger.

Anti-Takeover Statutes.

The Company is incorporated under the laws of The Commonwealth of Massachusetts. Chapters 110C, 110D and 110F of the Massachusetts General Laws are generally applicable to any “take-over” of a Massachusetts corporation. The Company has taken and will take all actions necessary so that the restrictions contained in Chapters 110C, 110D and 110F will not apply to the Offer, the Merger or any of the transactions contemplated by the Merger Agreement. Accordingly, none of these laws is applicable to the proposed transactions.

In general, Chapter 110F of the Massachusetts General Laws prevents an “interested stockholder” (including certain persons who own or have the right to acquire 5% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Massachusetts corporation for a period of three years following the date that such person became an interested stockholder unless, among other things:

(i)	prior to the date such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

(ii)	upon consummation of the transaction in which the interested stockholder became an interested stockholder, the interested stockholder owned at least 90% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or

(iii)

on or subsequent to the date the business combination is approved by the board of directors of the corporation and authorized at a meeting of shareholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

In accordance with the provisions of Chapter 110F, the Company’s Board has approved the Merger Agreement, the Merger, the Offer, the top-up option and the other transactions contemplated by the Merger Agreement and has taken all appropriate action so that the restrictions on business combinations set forth in Chapter 110F, with respect to the Company, will not be applicable to the Offer, the Merger or the other transactions contemplated by the Merger Agreement.

Chapter 110D of the Massachusetts General Laws restricts the voting rights of shares acquired in a control share acquisition, unless, among other things, the articles of organization or by-laws of a Massachusetts corporation provide that such restrictions are inapplicable. The Company’s by-laws provide that the provisions of Chapter 110D do not apply to the Company, and, therefore such restrictions will not be applicable to Shares purchased by Merger Sub in the Offer or the other transactions contemplated by the Merger Agreement. Under the terms of the Merger Agreement, the Company Board has agreed not to amend the Company’s by-laws prior to the closing of the Offer to elect to have the Company covered by Chapter 110D.

Chapter 110C of the Massachusetts General Laws subjects an offeror to certain disclosure and filing requirements before such offeror can proceed with a “take-over bid,” defined to include any acquisition of or offer to acquire more than ten percent of the issued and outstanding equity securities of a target company. The board of directors of the Company has recommended the Merger Agreement and the transactions contemplated thereby to the Company’s shareholders, and has taken all appropriate additional action so that the Offer, the Merger and the other transactions contemplated under the Merger Agreement will be excluded from the definition of a “take-over” bid under Chapter 110C, and its requirements will not be applicable to Parent and Merger Sub or the transactions contemplated by the Merger Agreement.

The foregoing discussion is not a complete statement of Massachusetts law and is qualified in its entirety by reference to Chapter 110F, Chapter 110D, Chapter 110C and the MBCA. The Company and the Company Board have agreed to take such actions as are necessary to render any other takeover statutes inapplicable to the Offer, the Merger and the other transactions contemplated under the Merger Agreement.

Section 6.24 of the MBCA authorizes the board of directors of a Massachusetts corporation to adopt shareholder rights plans with terms a board of directors determines are reasonable and in the best interests of the corporation. A shareholder rights plan is a device that gives shareholders, other than an entity that acquires above a certain threshold of a corporation’s stock, the right to acquire equity at a discounted price. The Company has implemented a so-called poison pill by adopting a shareholders rights agreement, which was renewed in April 2008. This poison pill significantly increases the costs that would be incurred by an unwanted third party acquirer if such party owns or announces its intent to commence a tender offer for more than 15% of our outstanding Shares or otherwise “triggers” the poison pill by exceeding the applicable stock ownership threshold. The existence of this poison pill could delay, deter or prevent a takeover.

Effective March 12, 2012, prior to the execution of the Merger Agreement, the board of directors of the Company approved an Amendment (the “Amendment”) to the Shareholder Rights Agreement, dated as of April 23, 2008, between the Company and Computershare Trust Company, N.A., as rights agent (the “Rights Agreement”). The Amendment, among other things, renders the Rights Agreement inapplicable to the Merger, the Offer, the Tender and Voting Agreement, the Merger Agreement and the transactions contemplated thereby. The Amendment provides that the execution and delivery of the Merger Agreement and/or the Tender and Voting Agreement, or the consummation of the Offer, the Merger and/or the other transactions contemplated by the Merger Agreement, will not be deemed to result in either Parent, HoldCo or Merger Sub, or any of their respective “Affiliates” or “Associates” becoming an “Acquiring Person” (as such terms are defined in the Rights Agreement). In addition, the Amendment provides that none of a “Stock Acquisition Date,” a “Distribution Date,” a “Triggering Event,” a “Section 11(a)(ii) Event” or a “Section 13 Event” (each as defined in the Rights Agreement) shall occur, and that “Rights” (as defined in the Rights Agreement) will not separate from the Shares, in each case, by reason of the execution and delivery of the Merger Agreement and/or the Tender and Voting Agreement, or the consummation of the Offer, the Merger and/or the other transactions contemplated by the Merger Agreement. The Amendment also provides that the Rights Agreement shall expire immediately prior to the Effective Time if the Rights Agreement has not otherwise terminated. If the Merger Agreement is terminated, the changes to the Rights Agreement pursuant to the Amendment will be of no further force and effect. The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, which is filed as Exhibit (e)(11) hereto and is incorporated herein by reference.

Vote Required to Approve the Merger.

The Board has approved the Offer, the Merger and the Merger Agreement in accordance with the MBCA. If Merger Sub holds, in the aggregate, at least 90% of the issued and outstanding Shares after completion of the Offer, including any subsequent offering period (as provided in Rule 14d-11 under the Exchange Act), Merger Sub will merge with and into the Company under the “short-form” merger provisions of the MBCA, without prior notice to, or any action by, any other shareholder of the Company. If Merger Sub holds in the aggregate less than 90% of the outstanding Shares, the affirmative vote, as permitted under Massachusetts law, of the holders of at least two-thirds of the issued and outstanding Shares to adopt the Merger Agreement will be required under the MBCA to effect the Merger. After the purchase of the Shares by Merger Sub pursuant to the Offer, Merger Sub will own at least two-thirds of the outstanding Shares and will be able to effect the Merger without the affirmative vote of any other shareholder of the Company.

Top-Up Option.

Pursuant to the terms of the Merger Agreement, the Company has granted to Merger Sub an irrevocable option (the “top-up option”), for so long as the Merger Agreement has not been terminated, if Merger

Sub acquires less than 90% of the Shares outstanding, to purchase from the Company, subject to certain limitations, the number of authorized and not outstanding Shares (the “top-up shares”) equal to the number of additional Shares sufficient to cause Parent and Merger Sub to own the number of Shares necessary for Merger Sub to be merged into the Company without a vote or consent of the Company’s shareholders, or at least 90% of the Shares then outstanding, taking into account those Shares outstanding after the exercise of the top-up option. The top-up option may be exercised by Merger Sub, in whole but not in part, promptly (but in no event later than one Business Day) after the Acceptance Time or the expiration of a subsequent offering period, if (i) at the Acceptance Time or the expiration of a subsequent offering period Merger Sub owns in the aggregate at least 80% of all of the Shares then outstanding and (ii) after giving effect to the exercise of the top-up option, Merger Sub would own the number of Shares necessary for Merger Sub to be merged into the Company without a vote or consent of the Company’s shareholders (after giving effect to the issuance of the top-up shares). The obligation of the Company to issue Shares upon the exercise of the top-up option is subject only to the conditions that (i) no legal restraint or order that has the effect of preventing the exercise of the top-up option or the issuance and delivery of the top-up option Shares in respect of such exercise shall be in effect; (ii) the number of top-up shares would not exceed the number of the authorized and unissued shares of the common stock of the Company and (iii) Merger Sub irrevocably commits upon acquisition of the top-up shares to effect the short-form merger.

The purchase price for the top-up shares will be paid by Merger Sub as follows: (x) the portion of the aggregate purchase price equal to the par value of the top-up shares will be paid in cash and (y) the balance of the remaining aggregate purchase price may be paid, by Merger Sub, at its election, (i) in cash or (ii) by executing and delivering to the Company a promissory note having a principal amount equal to the balance of the remaining aggregate purchase price, or some combination thereof. Any such promissory note will be full recourse against Parent and Merger Sub, be due one year from the date the top-up shares are issued, bear interest at a rate of three percent (3%) per annum payable quarterly, may be prepaid without premium or penalty and provide that the unpaid principal and accrued interest thereunder shall immediately become due and payable (a) in the event that Merger Sub fails to make any payment of interest as provided therein and such failure continues for a period of 30 days or (b) upon the occurrence of customary bankruptcy or insolvency events with respect to Merger Sub. The Board has determined that such consideration for the top-up shares is adequate.

If, following the Offer, with or without the exercise of the top-up option, Merger Sub owns at least 90% of the issued and outstanding Shares, Parent, HoldCo, Merger Sub and the Company will take all necessary and appropriate action to consummate the Merger as a short-form merger as soon as practicable without a meeting of holders of Shares in accordance with Section 11.05 of the MBCA. The parties have agreed that Shares issued pursuant to the top-up option and the consideration received therefor will not be considered in any statutory appraisal proceeding to the extent appraisal rights are available.

This summary of the top-up option is qualified in its entirety by reference to the Merger Agreement.

Certain Litigation.

Between March 15, 2012 and March 25, 2012, four plaintiffs filed purported class actions against the Company, its directors, Parent, HoldCo, and Merger Sub in connection with the proposed Merger. Three of those class actions were brought in Massachusetts Superior Court, Middlesex County, captioned Buxton v. Zoll Medical Corp., et al., (Case No. 12-0995); Rodriguez v. Zoll Medical Corp., (Case No. 12-1004); and Rubins v. Zoll Medical Corp., et al., (Case No. 12-1014), while the other was brought in the United States District Court for the District of Massachusetts captioned Unger v. Packer, et al., (Case No. 12-cv-10543). Each of the suits alleges that the defendants breached and/or aided and abetted the breach of their fiduciary duties to the Company shareholders by seeking to sell the Company through an allegedly unfair process and for an unfair price and on unfair terms. The suits seek, among other things, equitable relief that would enjoin the Merger, rescission of the Merger Agreement (to the extent it has already been implemented), as well as attorney’s fees and costs. Two of the suits also seek damages.

Section 14(f) Information Statement.

The Information Statement is being furnished to the holders of Shares pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, in connection with Merger Sub’s right, pursuant to the Merger Agreement, to designate persons to the Board promptly after the Acceptance Time.

Golden Parachute Compensation.

Background

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our current named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to our named executive officers.

Messrs. Packer, Whiton, Rennert, Flora and Moghadam are the Company’s current named executive officers. The Company has entered into an Employment Agreement with Mr. Packer, as described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company — Employment Agreement with Richard A. Packer” and has entered into Severance Agreements with each of the named executive officers, as described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company — Severance Agreements” which are incorporated herein by reference.

The terms of the Merger Agreement provide for vesting of outstanding Company equity awards in connection with the transactions triggered as of the Acceptance Time. Immediately prior to the Acceptance Time, (i) all outstanding Company Stock Options will become fully vested and exercisable as of the Acceptance Time and will be converted into cash immediately after the Effective Time and (ii) any vesting conditions or restrictions applicable to any outstanding Restricted Stock Awards will lapse as of the Acceptance Time, and Restricted Stock Awards will be treated in the same manner as the Shares, subject to any applicable tax withholding requirements, as described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company — Effect of the Offer and the Merger Agreement on Equity Awards.”

Additionally, the terms of the Merger Agreement permit the Company to take action to terminate, as of the Effective Time, the Severance Agreements with Messrs. Packer, Whiton and Rennert, which action was taken at the meeting of the Board held on March 11, 2012. Immediately after the Acceptance Time, the Company will pay each of Messrs. Packer, Whiton and Rennert a lump sum cash severance amount of $2,880,000, $954,883 and $1,054,133, respectively, in satisfaction of the cash severance due under each of their Severance Agreements. These payments are not tied to the termination of employment of Messrs. Packer, Whiton and Rennert. The Company currently has no plans to terminate the Severance Agreements with Messrs. Flora and Moghadam.

Aggregate Amounts of Potential Compensation

The table below summarizes potential golden parachute compensation that each named executive officer could be entitled to receive from the Company if the Offer is consummated and, for certain payments and benefits (including the value of payments made with respect to the cash out of the stock options and restricted stock and the payments made with respect to the termination of the Severance Agreements with Messrs. Packer, Whiton and Rennert) upon the Acceptance Time or if the named executive officer thereafter incurs certain termination of employment, as discussed below. Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described herein. Some of these assumptions are based on information not currently available and, as a result, the actual amounts, if any, to be received by named executive officer may differ in material respects from the amounts set forth below.

For purposes of calculating such potential golden parachute compensation, we have assumed an Acceptance Time of May 15, 2012, including with respect to calculating the portion of equity awards subject to accelerated vesting, and have further assumed that Messrs. Flora and Moghadam will incur a Terminating Event (as defined in each executive’s respective Severance Agreement) on such date that would entitle them to the benefits set forth in the table below.

	Golden Parachute Compensation
	Cash ($)(1)(2)	Equity ($)(3)	Perquisites/Benefits ($)(4)	Total ($)
Richard A. Packer	$3,357,000	$34,968,056	$27,882	$38,352,938
A. Ernest Whiton	$954,883	$7,775,991	$27,882	$8,758,756
Jonathan A. Rennert	$1,054,133	$10,144,490	$27,882	$11,226,505
Steven K. Flora	$577,600	$3,189,441	$27,882	$3,794,923
Alexander N. Moghadam	$528,013	$12,420,510	$27,882	$12,976,405

(1)	Amounts in this column represent the amounts to be paid as severance payments under the Severance Agreements, in the case of Messrs. Packer, Whiton and Rennert as a lump sum cash payment in connection with the termination of their respective Severance Agreements at the Acceptance Time without the requirement of a termination of employment, and in the case of Messrs. Flora and Moghadam, as a lump sum cash payment upon a Terminating Event (as defined in each executive’s respective Severance Agreement) within 18 months following a change in control. In the case of Messrs. Flora and Moghadam, the cash severance would be equal to 1.5 times the sum of (i) the executive’s base salary in effect at the time of the termination (or, if higher, the base salary at the time of the change in control) and (ii) the average bonuses paid the executive over the three most recent years.
(2)	In the case of Mr. Packer, the amounts in this column also include the 12 months of salary continuation he would be eligible to receive under his Employment Agreement if he is terminated without Cause (as defined in his Employment Agreement) at any time (irrespective of the occurrence of a change in control). Mr. Packer is subject to non-competition and non-solicitation restrictions for three years after his termination of employment for any reason.
(3)	Amounts in this column represent cash to be received in respect of all stock options and restricted stock held by the named executive officer. Pursuant to the Merger Agreement, all stock options and restricted stock that are unvested and outstanding as of the Acceptance Time will automatically accelerate in full as of the Acceptance Time, and all stock option and restricted stock awards (whether vested or unvested) will be entitled to a cash payment of the value of such awards immediately after the Effective Time, and a termination of employment is not required before payment of these amounts can occur.
(4)	Amounts in this column represent the estimated value of payments for continuation of medical coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (COBRA) for 18 months, to which each of the named executive officers would be entitled under their respective Severance Agreement upon a Terminating Event following a change in control.

As of the date of this Schedule 14D-9, no members of the Company’s current management have entered into any agreement, arrangement or understanding with the Offerors or their affiliates to provide continuing employment with, or the right to convert into or reinvest or participate in the equity of, Merger Sub, the Surviving Corporation or any of its subsidiaries. Although it is possible that certain members of the Company’s current management team may enter into arrangements with the Offerors or their affiliates regarding employment (and severance arrangements) with and the right to purchase or participate in the equity of, Parent, as of the date of this Schedule 14D-9, no agreements have been reached between members of the Company’s current management and representatives of the Offerors or their affiliates regarding any such arrangements, and there can be no assurance that any parties will reach an agreement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Schedule 14D-9 contains “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: any statements regarding the anticipated timing of filings and approvals relating to the Offer and the Merger; any statements regarding the expected timing of the completion of the Offer and the Merger; any statements regarding the ability to complete the Offer or the Merger considering the various closing conditions, including that the Acceptance Time shall have occurred; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and holders of Shares are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of the holders of Shares will tender their Shares into the Offer; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the Offer and the Merger making it more difficult for the Company to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industrial, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in this Schedule 14D-9 and other documents filed with the SEC by the Company, as well as the Schedule TO filed with the SEC by Parent and Merger Sub. All of the materials related to the Offer (and all other offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Holders of Shares also may obtain free copies of the documents filed with the SEC by the Company at www.zoll.com. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

ITEM 9. EXHIBITS.

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Exhibit	Incorporated by Reference			Filed Herewith	Furnished Herewith
		Form	File Date	Exhibit or File No.

(a)(1)	Offer to Purchase, dated March 26, 2012 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Asahi Kasei Corporation and Asclepius Subsidiary Corporation on March 26, 2012 (the “Schedule TO”))	Schedule TO	3/26/12	(a)(1)(A)

(a)(2)	Form of Letter of Transmittal (including Form W-9)	Schedule TO	3/26/12	(a)(1)(B)

(a)(3)	Letter, dated March 26, 2012, to the shareholders of ZOLL Medical Corporation				X

(a)(4)	Form of Notice of Guaranteed Delivery	Schedule TO	3/26/12	(a)(1)(C)

(a)(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees	Schedule TO	3/26/12	(a)(1)(D)

(a)(6)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees	Schedule TO	3/26/12	(a)(1)(E)

(a)(7)	Joint Press Release issued by the Company and Parent, dated March 12, 2012	8-K	3/12/12	99.2

(a)(8)	Opinion of Brown Brothers Harriman & Co., dated March 11, 2012 (included as Annex B to this Schedule 14D-9)				X

(a)(9)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (included as Annex A to this Schedule 14D-9)				X

(a)(10)	Form of summary advertisement, published March 26, 2012 in The Wall Street Journal	Schedule TO	3/26/12	(a)(5)(D)

(e)(1)	Agreement and Plan of Merger, dated as of March 12, 2012 between the Company, Parent, HoldCo and Merger Sub	8-K	3/12/12	2.1

(e)(2)	Form of Tender and Voting Agreement and schedule of signatories thereto	8-K	3/12/12	99.1

(e)(3)	Restated Articles of Organization	S-1	5/15/1992	333-47937

Exhibit No.	Exhibit	Incorporated by Reference			Filed Herewith	Furnished Herewith
		Form	File Date	Exhibit or File No.

(e)(4)	Articles of Amendment to the Restated Articles of Organization	8-K	2/13/2007	3.1

(e)(5)	Amended and Restated By-laws	S-1	5/15/1992	333-47937

(e)(6)	Certificate of Amendment to the Company’s Amended and Restated By-laws	8-K	1/25/2007	3.1

(e)(7)	Certificate of Amendment to the Company’s Amended and Restated By-laws	8-K	11/12/2008	3.1

(e)(8)	Certificate of Amendment to the Company’s Amended and Restated By-laws	8-K	4/22/2009	3.1

(e)(9)	Certificate of Amendment to the Company’s Amended and Restated By-laws	8-K	1/31/2011	3.1

(e)(10)	Amended and Restated Certificate of Vote of Directors Establishing a Series of Preferred Stock of ZOLL Medical Corporation classifying and designating the Series A Junior Participating Cumulative Preferred Stock	8-A	4/24/2008	3.1

(e)(11)	Amendment, effective as of March 12, 2012, to the Shareholder Rights Agreement by and among the Company and Computershare Trust Company, N.A., as Rights Agent	8-K	3/12/12	4.1

(e)(12)	Amendment No. 2 to Shareholders Rights Agreement, dated as of June 8, 1998, between the Company and Computershare Trust Company, N.A., dated as of April 24, 2008	8-K	4/24/2008	4.2

(e)(13)	Shareholders Rights Agreement dated as of April 23, 2008, between the Company and Computershare Trust Company, N.A.	8-A	4/24/2008	4.1

(e)(14)	Amended and Restated 2001 Stock Incentive Plan, as amended through February 11, 2004*	S-8	11/9/2004	10.1

(e)(15)	Form of Incentive Option Agreement under the 2001 Stock Incentive Plan*	S-8	11/9/2004	99.1

(e)(16)	Form of Non-Qualified Stock Option Agreement under the 2001 Stock Incentive Plan.*	S-8	11/9/2004	99.2

Exhibit No.	Exhibit	Incorporated by Reference			Filed Herewith	Furnished Herewith
		Form	File Date	Exhibit or File No.

(e)(17)	Amended and Restated 2001 Stock Incentive Plan, as amended through January 25, 2006*	10-Q	2/10/2006	10.4

(e)(18)	Form of Restricted Stock Award Agreement under Amended and Restated 2001 Stock Incentive Plan*	10-Q	2/10/2006	10.2

(e)(19)	Form of Non-Qualified Stock Option Agreement under Amended and Restated 2001 Stock Incentive Plan*	10-Q	2/10/2006	10.3

(e)(20)	Amended and Restated 2001 Stock Incentive Plan, as amended and restated by the Board of Directors on November 11, 2008 and approved by the Company’s stockholders on January 20, 2009*	10-Q	2/6/2009	10.1

(e)(21)	Form of Non-Qualified Stock Option Agreement under Amended and Restated 2001 Stock Incentive Plan, as amended on November 11, 2008*	10-K	12/8/2008	10.31

(e)(22)	Form of Restricted Stock Award Agreement under Amended and Restated 2001 Stock Incentive Plan, as amended on November 11, 2008.*	10-K	12/8/2008	10.32

(e)(23)	Amended and Restated 2001 Stock Incentive Plan, as amended and restated by the Board of Directors on November 16, 2010 and approved by the Company’s stockholders on February 10, 2011*	8-K	2/15/2011	10.1

(e)(24)	Non Employee Directors’ Stock Option Plan*	S-8	12/4/1998	10.1

(e)(25)	Form of Non-Qualified Stock Option Agreement under the ZOLL Medical Corporation Non-Employee Directors Stock Option Plan*	8-K	11/15/2004	10.1

(e)(26)	2006 Non-Employee Director Stock Option Plan*	10-Q	2/10/2006	10.5

(e)(27)	Form of Non-Qualified Stock Option Agreement under the 2006 Non-Employee Director Stock Option Plan*	10-Q	2/10/2006	10.1

(e)(28)	Amended and Restated 2006 Non-Employee Director Stock Option Plan, as amended and restated by the Board of Directors on November 11, 2008 and approved by the Company’s stockholders on January 20, 2009.*	10-Q	2/6/2009	10.2

Exhibit No.	Exhibit	Incorporated by Reference			Filed Herewith	Furnished Herewith
		Form	File Date	Exhibit or File No.

(e)(29)	Form of Non-Qualified Stock Option Agreement under Amended and Restated 2006 Non-Employee Director Stock Option Plan, as amended on November 11, 2008.*	10-K	12/8/2008	10.34

(e)(30)	Amended and Restated 2006 Non-Employee Director Stock Option Plan, as amended and restated by the Board of Directors on November 16, 2010 and approved by the Company’s stockholders on February 10, 2011*	8-K	2/15/2011	10.2

(e)(31)	1992 Stock Option Plan*	S-1	5/15/1992	333-47937

(e)(32)	First Amendment to the 1992 Stock Option Plan*	S-8	12/4/1998	10.2

(e)(33)	Second Amendment to the 1992 Stock Option Plan*	S-8	12/4/1998	10.3

(e)(34)	Third Amendment to the 1992 Stock Option Plan.*	S-8	12/13/2002	10.4

(e)(35)	Fourth Amendment to the 1992 Stock Option Plan.*	S-8	12/13/2002	10.5

(e)(36)	Employment Agreement dated July 19, 1996 between the Company and Richard A. Packer regarding Mr. Packer’s employment*	10-K	12/27/1996	10.10

(e)(37)	Amendment dated November 17, 2008 to Employment Agreement dated July 19, 1996 between the Company and Richard A. Packer.*	10-K	12/8/2008	10.35

(e)(38)	Senior Executive Severance Agreement dated January 21, 2000 between the Company and Richard A. Packer.*	10-K	12/29/2000	10.12

(e)(39)	Amendment dated November 17, 2008 to Senior Executive Severance Agreement dated as of January 21, 2000 between the Company and Richard A. Packer.*	10-K	12/8/2008	10.36

(e)(40)	Executive Severance Agreement dated as of November 11, 2008 between the Company and Jonathan Rennert*	10-K	12/8/2008	10.43

(e)(41)	Amended and Restated Executive Severance Agreement dated April 1, 2002 between the Company and A. Ernest Whiton.*	8-K	12/20/2004	10.13

Exhibit No.	Exhibit	Incorporated by Reference			Filed Herewith	Furnished Herewith
		Form	File Date	Exhibit or File No.

(e)(42)	Amendment dated November 11, 2008 to Amended and Restated Executive Severance Agreement dated April 1, 2002 between the Company and A. Ernest Whiton*	10-K	12/8/2008	10.37

(e)(43)	Executive Severance Agreements by and between the Company and Steven Flora*	10-K	12/20/2004	10.17D

(e)(44)	Amendment dated December 1, 2008 to Executive Severance Agreement dated May 6, 2002 between the Company and Steven Flora.*	10-K	12/8/2008	10.42

(e)(45)	Executive Severance Agreement dated as of November 11, 2008 between the Company and E. Jane Wilson*	10-K	12/8/2008	10.44

(e)(46)	Executive Severance Agreements by and between the Company and Ward Hamilton*	10-K	12/20/2004	10.17A

(e)(47)	Amendment dated December 1, 2008 to Executive Severance Agreement dated May 7, 2002 between the Company and Ward Hamilton.*	10-K	12/8/2008	10.41

(e)(48)	Executive Severance Agreement between the Company and Alexander Moghadam dated August 10, 2005.*	10-Q	8/12/2005	10.1

(e)(49)	Amendment dated November 11, 2008 to Executive Severance Agreement dated August 10, 2005 between the Company and Alexander Moghadam*	10-K	12/8/2008	10.45

(e)(50)	Summary of Cash Incentive Bonus Plan.*	10-Q	2/5/2008	10.1

*	Represents management contract or compensatory plan arrangements.

Annex A — Information Statement, dated March 26, 2012

Annex B — Opinion of Brown Brothers Harriman & Co., dated March 11, 2012

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

ZOLL MEDICAL CORPORATION

Dated: March 26, 2012	By:	/s/ Richard A. Packer
	Name:	Richard A. Packer
	Title:	Chief Executive Officer

ANNEX A

ZOLL MEDICAL CORPORATION

269 Mill Road

Chelmsford, Massachusetts 01824

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

This Information Statement (this “Information Statement”) is being mailed on or about March 26, 2012 to holders of record of common stock, par value $0.01 per share (“Shares” or “Common Stock”), of ZOLL Medical Corporation, a Massachusetts corporation (“ZOLL” or the “Company”), as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of the Company with respect to the cash tender offer (the “Offer”) by Asclepius Subsidiary Corporation, a Massachusetts corporation (“Merger Sub”) and a wholly-owned subsidiary of Asahi Kasei Holdings US, Inc., a Delaware corporation (“HoldCo”) and a wholly-owned subsidiary of Asahi Kasei Corporation, a Japanese corporation (“Parent” and together with Merger Sub, the “Offerors”), to purchase all Shares that are issued and outstanding. The Shares will be purchased by Merger Sub (the “Purchaser”). Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we,” and “our” to refer to the Company. You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser without a meeting of holders of Shares to a majority of the seats on the Company’s board of directors (the “Board”). Such designation would be made pursuant to the Agreement and Plan of Merger, dated as of March 12, 2012, by and among Parent, HoldCo Merger Sub and the Company (as such agreement may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”).

Pursuant to the Merger Agreement, Merger Sub commenced a cash tender offer on March 26, 2012 to purchase all Shares that are issued and outstanding, at a price of $93.00 in cash, without interest (the “Offer Price”) and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated March 26, 2012 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented from time to time). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by the Offerors with the United States Securities and Exchange Commission (the “SEC”) on March 26, 2012.

The Merger Agreement provides, among other things, that within two business days following the completion of the Offer and satisfaction or waiver of the remaining applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger”), with the Company surviving as a wholly-owned indirect subsidiary of Parent. The Merger Agreement provides that the Merger may not be consummated unless the Acceptance Time (as defined below) has occurred. At the effective time of the Merger (the “Effective Time”), each Share not acquired in the Offer (other than (i) Shares owned by Parent, Merger Sub or any of their wholly-owned subsidiaries, (ii) Shares owned by the Company or any of its wholly-owned subsidiaries and (iii) held by shareholders who properly exercise appraisal rights, if any, under Massachusetts law) will be cancelled and converted into the right to receive an amount per Share in cash equal to the Offer Price paid in the Offer, without interest and less any applicable withholding taxes (the “Merger Consideration”).

The Offer is initially scheduled to expire at 12:00 midnight, Eastern Time at the end of Friday, April 20, 2012, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law.

Upon the purchase of Shares pursuant to the Offer, the Merger Agreement provides that Purchaser shall be entitled to designate such number of directors on the Board as will give Purchaser representation on the Board equal to at least that number of directors, rounded up to the next whole number, that is the product of (i) the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by (ii) the percentage that (A) the number of Shares owned by Merger Sub or any other subsidiary of Parent (including Shares accepted for payment in the Offer) bears to (B) the total number of Shares that are issued and outstanding. Subject to applicable law and the rules of the NASDAQ Stock Market (“NASDAQ”), the Company will take all necessary action to elect or appoint Purchaser’s designees to the Board, including, at the option of Purchaser, by increasing the size of the Board and/or securing the resignations of such number of its incumbent directors. To the fullest extent permitted by applicable law and the rules of NASDAQ, the Company will also cause Purchaser’s designees to constitute the proportional number of members, rounded up to the next whole number, on each committee of the Board.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, in connection with the possible appointment of Purchaser’s designees to the Board. This Information Statement supplements certain information in the Schedule 14D-9 to which this Information Statement is attached as Annex A. You are not required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information incorporated by reference herein) concerning the Offerors and their designees has been furnished to the Company by the Offerors, and the Company assumes no responsibility for the accuracy or completeness of such information.

OFFERORS’ DESIGNEES TO THE BOARD

Information with Respect to the Designees

The Offerors have informed the Company that they will choose their designees to the Board from the list of persons set forth below (the “Potential Designees”).

The Potential Designees have consented to serve as directors of the Company if so elected or appointed. None of the Potential Designees currently is a director of, or holds any position with, the Company. Each of the Offerors has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

Each of the Offerors has informed the Company that, to the best of its knowledge, none of the Potential Designees has, during the past 10 years, (i) been convicted in a criminal proceeding (excluding traffic violations or other minor offenses) or (ii) been subject to a judgment, decree or final order (other than those that were subsequently reversed, suspended or vacated) enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

It is expected that the designees of the Offerors may assume office at any time following the purchase by Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than April 23, 2012, and that, upon assuming office, such designees will thereafter constitute at least a majority of the Board.

List of Potential Designees

The following table sets forth information with respect to the Potential Designees (including, as of March 16, 2012, age, current principal occupation or employment and employment history during the last five years). The business address of each Potential Designee is 1-105 Kanda Jinbocho, Chiyoda-ku, Tokyo, Japan.

Name	Age	Current Principal Occupation or Employment; Position(s) Held During the Past Five Years
Taketsugu Fujiwara	65

President and Representative Director, Presidential Executive Officer, Asahi Kasei Corporation, April 2010 to present

Director, Asahi Kasei Corporation, June 2009 to present

Vice-Presidential Executive Officer, Asahi Kasei Corporation, April 2009 to April 2010

President and Representative Director, Presidential Executive Officer, Asahi Kasei Chemicals Corp., October 2003 to April 2009

Koji Fujiwara	62

Director, Asahi Kasei Corporation, June 2007 to June 2008 and June 2010 to present

Primary Executive Officer, Asahi Kasei Corporation, April 2011 to present

Senior Executive Officer, Asahi Kasei Corporation, April 2010 to April 2011

Director and Primary Executive Officer, Asahi Kasei Chemicals Corp., April 2008 to April 2010

Yasuyuki Yoshida	64

Director, Asahi Kasei Corporation, June 2011 to present

Primary Executive Officer, Asahi Kasei Corporation, April 2011 to present

Executive Officer, Asahi Kasei Corporation, April 2010 to April 2011

President and Representative Director, Asahi Kasei Medical Co., Ltd., April 2005 to April 2010

Presidential Executive Officer, Asahi Kasei Medical Co., Ltd., June 2006 to April 2010

President and Representative Director, Presidential Executive Officer, Asahi Kasei Kuraray Medical Co., Ltd., October 2007 to April 2010

Director, Asahi Kasei Pharma Corp., April 2005 to April 2011

Primary Executive Officer, Asahi Kasei Pharma Corp., April 2006 to April 2008

Hideo Hikami	49

Director, Asclepius Subsidiary Corporation, March 2012 to present

Director, Asahi Kasei Holdings US, Inc., March 2012 to present

President Treasurer and Secretary, Asclepius Subsidiary Corporation, March 2012 to present

President, Treasurer and Secretary, Asahi Kasei Holdings US, Inc., March 2012 to present

General Manager, Business Development and Corporate Strategy, Asahi Kasei Corporation, April 2010 to present

General Manager, Planning and Administration, Asahi Kasei Electronics Corporation, Ltd., March 2007 to April 2010

GENERAL INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 38,000,000 shares designated Shares, par value $0.01 per share and 1,000,000 shares designated as preferred stock, par value $0.01 per share, of which 250,000 shares are designated as Series A Junior Participating Cumulative Preferred Stock. The only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the Company’s shareholders are Shares. Each Share entitles its record holder to one vote on all matters submitted to a vote of the holders of Shares. As of March 9, 2012, there were 22,277,142 Shares outstanding. As of the date of this Information Statement, Parent and its affiliates, including Purchaser, are not the owners of record of any Shares.

CURRENT BOARD AND MANAGEMENT

Directors and Executive Officers

The following table sets forth the directors and executive officers of the Company, their ages, and the positions held by each such person with the Company on March 16, 2012, as well as the years in which the current terms of the directors expire:

Name	Age	Position	Expiration of Term
Richard A. Packer	54	Chief Executive Officer	2015
Benson F. Smith (3)	64	Chairman of the Board	2014
James W. Biondi, M.D. (3)	55	Director	2013
Lewis H. Rosenblum (1)	69	Director	2013
John J. Wallace (1)	58	Director	2014
Judith C. Pelham (3)	66	Director	2014
Robert J. Halliday (1) (2)	57	Director	2015
Jonathan A. Rennert	47	President
A. Earnest Whiton	50	Vice President of Administration and Chief Financial Officer
Ward M. Hamilton	65	Senior Vice President; Vice President, Marketing
Steven K. Flora	60	Senior Vice President; Vice President, North American Sales
John P. Bergeron	60	Vice President and Corporate Treasurer
Alexander N. Moghadam	47	Vice President, International Operations
E. Jane Wilson, Ph.D.	62	Vice President, Research and Development
Aaron M. Grossman	40	Vice President, General Counsel and Secretary

(1)	Member of the Audit Committee.
(2)	Member of the Corporate Governance and Nominating Committee.
(3)	Member of the Compensation Committee.

The Board

Class I Directors—Terms to Expire in 2014

Benson F. Smith, 64, was appointed Chairman of the Board of Directors of the Company in November 2010 has served as a member of our board of directors since 2000. Mr. Smith has served as Chairman, President and Chief Executive Officer of Teleflex Incorporated, a leading global provider of specialty medical devices for a range of procedures in critical care and surgery, since January 2011. He had been a director of Teleflex Incorporated since 2005. Mr. Smith was previously the founding partner of the Sales Research Group, a research and consulting organization, until January 2011. From 1999 to January 2011, Mr. Smith was also the Chief Executive Officer of BFS & Associates LLC, a company specializing in strategic planning and venture investing. From 2000 until December 2005, Mr. Smith also served as a speaker and author at The Gallup Organization, a global research-based consultancy firm. Mr. Smith was formerly President, Chief Operating Officer and a member of the Board of Directors of C.R. Bard, Inc., a medical device company. Mr. Smith worked at C.R. Bard, Inc. in various capacities for 25 years until his retirement in 1998. Mr. Smith currently serves as a director of Rochester Medical Corporation, a medical device company, as well as a board member for a variety of academic and health-related organizations. Mr. Smith brings to the Board of Directors his executive leadership experience and his extensive medical device industry experience. Mr. Smith received a B.A. degree from Grinnell College and was a post-graduate Watson Fellow.

John J. Wallace, 58, has served as a member of our board of directors since 2007. Mr. Wallace has served as a senior advisor to various companies since June 2007. Mr. Wallace is a founding director on the Board of Directors (Chairman Emeritus) of the Massachusetts Medical Device Industry Council (MassMedic), an organization of medical device manufacturers and suppliers in Massachusetts and the surrounding region. Mr. Wallace currently serves on the Board of Directors and the Audit/Finance Committee of Triangle Inc., an organization dedicated to helping individuals with disabilities. He also currently serves on the Board of Trustees, as Chairman of the Finance Committee and as Treasurer of the Discovering Justice/James D. St. Clair Federal Court Education Program, a civic and justice education nonprofit organization. Mr. Wallace previously served as Chief Operating Officer of Nova Biomedical Corporation, a medical device company, from 1997 through June 2007. Prior to that, Mr. Wallace served as the Vice President, Operations and Chief Financial Officer of Nova Biomedical Corporation from 1991 through 1997. He previously served as Vice President of Operations/Finance/Administration and Chief Financial Officer of Cortex Corporation, a company in the field of Computer-Aided Software Engineering tools, in 1991 and as Vice President of Manufacturing/Finance/Administration and Chief Financial Officer of Numerix Corporation, a high-speed computer processor organization, from 1985 to 1990. From 2001 to 2008, Mr. Wallace served as a director of Vision Sciences, Inc., a public medical device company. He has also served a number of other firms/organizations in a Board capacity. Mr. Wallace brings to the Board of Directors his executive leadership experience, extensive operational, financial and Board expertise and medical device industry experience. Mr. Wallace received his B.S. from Northeastern University and an M.B.A. degree from Babson College.

Judith C. Pelham, 66, has served as a member of our board of directors since 2011. Ms. Pelham is the President Emeritus of Trinity Health, a national system of healthcare facilities, including hospitals, long-term care, home care, psychiatric care, residences for the elderly and ambulatory care, and one of the largest non-profit healthcare systems in the U.S. Prior to her current position at Trinity Health which she has held since 2005, she was the President and Chief Executive Officer of Trinity Health from 2000 to 2004; the President and Chief Executive Officer of Mercy Health Services, a system of hospitals, home care, long-term care, ambulatory services and managed care, from 1993 to 2000; the President and Chief Executive Officer of the Daughters of Charity Health Services, a network of hospitals, home care and ambulatory services, from 1981 to 1993; and Assistant Vice President of Brigham and Women’s Hospital from 1976 to 1980. Since 1995, Ms. Pelham has been a member of the board of Amgen, Inc., a biotechnology company, where she is a member of the Audit Committee and the Corporate Responsibility & Compliance Committee. Ms. Pelham previously served on the boards of directors of Eclipsys Corporation, a healthcare IT solutions company where she served on its Compensation Committee, and Hospira, Inc., a specialty pharmaceutical delivery company where she was a member of its Audit and Public Policy and Compliance Committees. She also serves on the board of trustees of Smith College. Ms. Pelham brings to the Board of Directors extensive experience in the healthcare industry and a thorough understanding of the nation’s healthcare system and the patient populations served by the Company. Ms. Pelham received a Bachelor of Arts degree at Smith College and a Master’s of Public Administration degree from Harvard University.

Class II Directors—Terms to Expire in 2015

Richard A. Packer, 54, joined the Company in 1992, has served on our board of directors since 1996, and in 1999 was appointed Chairman of the Board of Directors and Chief Executive Officer. Mr. Packer resigned as Chairman in November 2010, and he continues to serve as Chief Executive Officer. Mr. Packer served as President, Chief Operating Officer and Director from 1996 to his appointment as Chief Executive Officer. From 1992 to 1996, he served as Vice President of Operations of the Company and also served as Chief Financial Officer and Head of North American Sales from 1995 to 1996. From 1987 to 1992, Mr. Packer served as Vice President of various functions for Whistler Corporation, a consumer electronics company. Prior to this, Mr. Packer was a manager with the consulting firm of PRTM/KPMG, specializing in operations of high technology companies. Since April 2007, Mr. Packer has also served as a director of Bruker Corporation, a scientific instruments company. He is currently on Bruker Corporation’s audit committee. Mr. Packer provides a critical contribution to the Board of Directors as a result of his extensive and detailed knowledge of the Company and of the Company’s industry, prospects, customers and strategic marketplace. Mr. Packer received B.S. and M. Eng. degrees from the Rensselaer Polytechnic Institute and an M.B.A. degree from the Harvard Graduate School of Business Administration.

Robert J. Halliday, 57, has served as a member of our board of directors since 2003. Mr. Halliday has served as the General Manager of the Varian Semiconductor Equipment business unit of Applied Materials, Inc., a provider of equipment, services and software to the semiconductor, flat panel display and solar photovoltaic industries, and as a Group Vice President of Applied Materials, Inc. since November 2011. Mr. Halliday previously served as Executive Vice President and Chief Financial Officer of Varian Semiconductor Equipment Associates, Inc., a manufacturer of semiconductor capital equipment, from October 2006 to November 2011; Executive Vice President, Treasurer and Chief Financial Officer from October 2004 to October 2006; Vice President, Treasurer and Chief Financial Officer from November 2002 to October 2004; and Vice President and Chief Financial Officer from March 2001 to November 2002. Prior to joining Varian Semiconductor, Mr. Halliday was Vice President and Chief Financial Officer of Unica Corporation, a software company. Previously, Mr. Halliday was at Ionics, Incorporated, a global separations technology company. At Ionics, he was Chief Operating Officer in 2000; Vice President of the Consumer Water Group from 1996 to 2000; and Chief Financial Officer from 1990 to 2000. Mr. Halliday brings to the Board of Directors his extensive executive leadership experience and his financial expertise. Mr. Halliday received a B.S. degree from the University of Pennsylvania’s Wharton School and an M.B.A. degree from The Wharton School of Finance.

Class III Directors—Terms to Expire in 2013

James W. Biondi, M.D., 55, a director of the Company since 1999, founded and has served as Chairman of the Board of Directors of Cardiopulmonary Corp., a medical device company, since 1989 and Chief Executive Officer since 1992. Dr. Biondi also serves as Chairman of the Board of Directors of Ivy Biomedical Systems, Inc., a medical device company. Dr. Biondi brings to the Board of Directors his extensive executive leadership, boardroom and medical device industry experience. Dr. Biondi received a B.S. degree from Rensselaer Polytechnic Institute and a M.D. degree from Albany Medical College.

Lewis H. Rosenbaum, 69, has been a member of our board of directors since 2008. Mr. Rosenblum was the President, China Operations for Thermo Fisher Scientific, a scientific instrument and supply company, from January 2006 until his retirement in February 2008. Currently, he serves as the Chief Executive Officer, Chairman of the Board of Directors, and Compensation Committee member of the Board of Directors of Cool Containers, LLC, a company that designs, manufactures and ships containers. He also serves on the Board of Directors of FMP Products. From 2003 until 2005, Mr. Rosenblum served as the President, Clinical Diagnostic Division for Thermo Electron Corporation. From 1997 until December 2002, Mr. Rosenblum served as the President of the Bioscience Technology Division of Thermoquest Corp., a division of Thermo Electron Corporation. Mr. Rosenblum brings to the Board of Directors his extensive executive leadership, experience in and knowledge of international markets and operations, and boardroom experience. Mr. Rosenblum received a B.S.E.E. degree from Drexel University and an M.B.A. degree from the University of Hartford.

Executive Officers of the Company

Richard A. Packer, 54, joined the Company in 1992 and in 1999 was appointed Chairman of the Board, Chief Executive Officer and President. Mr. Packer served as President until 2008 and as Chairman until November 2010, and he continues to serve as Chief Executive Officer. Mr. Packer served as President, Chief Operating Officer and director from 1996 to his appointment as CEO. From 1992 to 1996 he served as Vice President of Operations, and additionally, as Chief Financial Officer from 1995 to 1996. From 1987 to 1992, Mr. Packer served as Vice President of various functions for Whistler Corporation, a consumer electronics company. Prior to this, Mr. Packer was a manager with the consulting firm of PRTM/KPMG, specializing in operations of high technology companies. Since April 2007, Mr. Packer has also served as a director of Bruker Corporation, a scientific instruments company. Mr. Packer provides a critical contribution to the Board as a result of his extensive and detailed knowledge of the Company and of the Company’s industry, prospects, customers and strategic marketplace. Mr. Packer received B.S. and M. Eng. degrees from the Rensselaer Polytechnic Institute and a M.B.A. from the Harvard Graduate School of Business Administration.

Jonathan A. Rennert, 47, joined the Company as President in June 2008. Prior to joining ZOLL, Mr. Rennert served starting in January 2007 as President and Chief Executive Officer of BioProcessors Corporation, a venture-financed life science tools developer, based in Woburn, Massachusetts. Prior to that position, Mr. Rennert held positions in general management, manufacturing and engineering with PerkinElmer, Inc. and United Technologies’ Carrier Corporation. Earlier in his career, he was employed by General Electric and Andersen Consulting. Mr. Rennert holds M.S. degrees in Management and Mechanical Engineering from the Massachusetts Institute of Technology (MIT) and a B.S. degree in Engineering from Princeton University.

A. Ernest Whiton, 50, joined the Company as Vice President of Administration and Chief Financial Officer in January 1999. Prior to joining the Company, Mr. Whiton was Vice President and Chief Accounting Officer of Ionics, Incorporated, a global separations technology company, which he joined in 1993. Prior to Ionics, he was a manager at Price Waterhouse. Mr. Whiton received a B.S. in Accounting from Bentley College and a M.B.A. from the Harvard Graduate School of Business Administration.

Ward M. Hamilton, 65, joined the Company as Vice President of Marketing in February 1992. Prior to this time, Mr. Hamilton served from 1985 to 1991 as Director of New Business Development and Director of Marketing for ACLS products for Laerdal Medical Corporation, a manufacturer of portable automated defibrillators, and from 1977 to 1985 as Marketing Manager for defibrillators and non-invasive blood pressure monitors for Datascope Corporation. Mr. Hamilton received a B.A. in political science from Hartwick College and a M.P.A. from the University of Southern California.

Steven K. Flora, 60, joined the Company as Vice President of North American Sales in September 1998. In 2008, Mr. Flora became Senior Vice President; Vice President of North American Sales. Prior to joining the Company, Mr. Flora served from 1981 to 1998 in various positions with Marquette Medical Systems, a manufacturer of cardiovascular and physiological monitoring systems, most recently as Vice President of Sales. Mr. Flora received his B.S. in Biology from the University of Illinois.

John P. Bergeron, 60, joined the Company as Vice President and Corporate Treasurer in August 2000. Prior to joining the Company, Mr. Bergeron was Vice President at Ionics, Incorporated, a global separations technology company, where he also served as Corporate Treasurer and Tax Director. Prior to joining Ionics in 1988, Mr. Bergeron served in a variety of tax positions at other multinational corporations. Mr. Bergeron received a B.B.A. from the University of Massachusetts at Amherst and a M.S. in Taxation from Bentley College.

Alexander N. Moghadam, 47, joined the Company as Vice President of International Operations in January 2005. Prior to joining the Company, from 1995 to 2005 Mr. Moghadam held a variety of commercial and operational roles with Thermo Fisher Scientific, a scientific instrumentation and supply company, which included eight years of overseas assignments in Asia (Shanghai and Hong Kong) and France. Mr. Moghadam holds a M.B.A. from DePaul University, a Master of International Management from American Graduate School of International Management (Thunderbird), and a B.S. in biology from Loyola University of Chicago.

E. Jane Wilson, Ph.D., 62, joined the Company as Vice President of Research and Development in April 2007. Prior to joining the Company, Ms. Wilson was Vice President of Research and Development of Haemonetics Corp., a developer and manufacturer of blood processing technology, from 2005 to 2007. Prior to Haemonetics, Ms. Wilson held executive research and development positions at Baxter Healthcare and Abbott Laboratories. Ms. Wilson received a B.S. in Chemistry from the University of Virginia and an M.S. and Ph.D. in Nuclear Chemistry from Carnegie-Mellon University.

Aaron M. Grossman, 40, joined the Company in 2011, and serves as Vice President, General Counsel, and Secretary. Previously Mr. Grossman served as Vice President, General Counsel and Secretary of LeMaitre Vascular, Inc., a publicly-traded medical device company in Burlington, MA, where he became General Counsel in 2004 and Vice President in 2007. Mr. Grossman holds a J.D. from Harvard Law School, an M.A.L.D. from the Fletcher School of Law and Diplomacy at Tufts University, and an A.B. in political science from Vassar College.

CORPORATE GOVERNANCE

The Board held five meetings during the fiscal year ended October 2, 2011. Each of the directors attended more than 75% of the aggregate of the number of meetings of the Board and of the committees of which he or she was a member that were held during the period he or she was a director or committee member, with the exception of Mr. Halliday who attended 60% of such meetings due to unavoidable scheduling conflicts. The Company does not have a formal policy requiring members of the Board to attend the Company’s Annual Meetings of Shareholders, although all directors typically attend.

The Company has standing Audit, Compensation, and Nominating and Corporate Governance Committees.

Audit Committee

The current members of the Audit Committee are Messrs. Wallace (as Chair), Halliday and Rosenblum. The Board has determined that each of the members of the Audit Committee is “independent” under the rules of The NASDAQ Stock Market LLC and the Securities and Exchange Commission. The Board has also determined that Mr. Halliday qualifies as the “audit committee financial expert” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Audit Committee has a written charter adopted by the Board, which was most recently amended by the Board on November 16, 2010. A copy of the Audit Committee Charter, as amended, is available on the Company’s website at www.zoll.com and will be sent in paper form to any shareholder who submits a request to the Company’s Secretary at the address listed on page 1 of this information statement. The Board and the Audit Committee have adopted Audit Committee Complaint Procedures, which are available on the Company’s website at www.zoll.com and will be sent in paper form to any shareholder who submits a request to the Company’s Secretary at the address listed on page 1 of this information statement. The Audit Committee is responsible for selecting the Company’s independent registered public accounting firm and assisting the Board in general oversight and monitoring of management’s and the independent auditor’s participation in the Company’s financial reporting process. The primary objective in fulfilling these responsibilities is to promote and preserve the integrity of the Company’s financial statements and the independence of the Company’s external independent auditor. During the fiscal year ended October 2, 2011, the Audit Committee held five meetings and acted by unanimous written consent on one occasion. The Audit Committee’s report on the Company’s audited financial statements for the fiscal year ended October 2, 2011 appears elsewhere in this information statement.

Compensation Committee

The current members of the Compensation Committee are Mr. Smith (as Chair), Dr. Biondi and Ms. Pelham. The Board has determined that each member of the Compensation Committee is “independent” under the rules of The NASDAQ Stock Market LLC and the Securities and Exchange Commission. The Company has adopted a Compensation Committee Charter, which was amended and restated by the Board on November 11, 2008. A copy of the Compensation Committee Charter, as amended and restated, is available on the Company’s website at www.zoll.com and will be sent in paper form to any shareholder who submits a request to the Company’s Secretary at the address listed on page 1 of this information statement. The Compensation Committee, among other things, (1) annually reviews and makes recommendations to the Board with respect to the compensation of all directors, officers and members of senior management of the Company; (2) reviews and approves the corporate goals and objectives that may be relevant to the compensation of the Chief Executive Officer and evaluates the Chief Executive Officer’s performance in light of the goals and objectives that were set for the Chief Executive Officer and determines the Chief Executive Officer’s compensation based on such evaluation; (3) administers the Company’s 2001 Stock Incentive Plan (the “2001 Plan”) and the 2006 Non-Employee Director Stock Option Plan (the “2006 Plan”); and (4) prepares the Compensation Committee’s report on executive compensation for inclusion in the Company’s proxy statements in accordance with Securities and Exchange Commission rules and regulations. From time to time the Compensation Committee will work with the Company’s Chief Executive Officer in fulfilling its responsibilities. During the fiscal year ended October 2, 2011, the Compensation Committee held five meetings and acted by unanimous written consent on one occasion. The Compensation Committee’s report on executive compensation appears elsewhere in this information statement.

Nominating and Corporate Governance Committee

The current member of the Nominating and Corporate Governance Committee is Mr. Halliday. The Board has determined that Mr. Halliday is “independent” under the rules of The NASDAQ Stock Market LLC and the Securities and Exchange Commission. The Company has adopted a Nominating and Corporate Governance Committee Charter, which was amended and restated by the Board on November 11, 2008. A copy of the Nominating and Corporate Governance Committee Charter, as amended and restated, is available on the Company’s website at www.zoll.com and will be sent in paper form to any shareholder who submits a request to the Company’s Secretary at the address listed on page 1 of this information statement. The Nominating and Corporate Governance Committee is responsible for developing and recommending to the Board a set of corporate governance guidelines and periodically reviewing such guidelines and recommending any changes to them. The Company has adopted Corporate Governance Guidelines, which was most recently amended and restated by the Board on November 16, 2010. A copy of the Corporate Governance Guidelines, as amended and restated, is available on the Company’s website at www.zoll.com and will be sent in paper form to any shareholder who submits a request to the Company’s Secretary at the address listed on page 1 of this information statement. The recent amendments to the Corporate Governance Guidelines, among other things, (1) provide that the Board currently believes that the appropriate size of the Board is between five and ten directors, (2) state that in the event of a vacancy on the Board, the Nominating and Corporate Governance Committee will determine whether to leave such vacancy open until the next annual meeting of shareholders or to recommend to the Board a nominee to fill such vacancy, provided that any nominee appointed by the Board would be subject to election at the next annual meeting of shareholders, (3) limit directors to serving on a maximum of three boards of directors of public companies other than the Company, (4) provide that whenever a director’s principal employment changes to a material extent (such as termination of employment, change in employer, change in title or significant change in responsibilities), such director must promptly submit his or her resignation as a director to the Board which will then determine whether or not to accept such resignation, (5) provide for a Chief Executive Officer succession plan and (6) provide that no individual who has reached the age of 75 will be nominated for election or re-election to the Board.

In addition, the Nominating and Corporate Governance Committee reviews and evaluates potential nominees for election or appointment to the Board and recommends such nominees to the full Board. One of the enumerated factors under the Corporate Governance Guidelines that the Nominating and Corporate Governance Committee considers when identifying potential nominees is the diversity of present and anticipated Board membership. As a result, both the Board and the Nominating and Corporate Governance Committee may consider the diversity of background and experience of a director nominee, such as diversity of knowledge, skills, experience, geographic location, age, gender, and ethnicity, in order to recruit an appropriate mix of knowledge, skills and experience for the needs of the Company’s business.

The Nominating and Corporate Governance Committee will consider a nominee for election to the Board recommended by a shareholder of record if the shareholder submits the nomination in accordance with the timing and information requirements of the Company’s Amended and Restated By-Laws, as amended. Such proposal should specify whether the named person(s) should be considered by the Nominating and Corporate Governance Committee for inclusion as a Board nominee or whether the named person(s) are to be considered shareholder nominees under the Company’s Amended and Restated By-Laws, as amended. At a minimum, each nominee, whether proposed by a shareholder or any other party, is expected to have the highest personal and professional integrity, shall demonstrate sound judgment, shall have an experience base useful to the Company and complementary to the other directors, and shall be expected to effectively interact with other members of the Board to serve the long-term interests of the Company and its shareholders. During the fiscal year ended October 2, 2011, the Nominating and Corporate Governance Committee held one meeting and acted by unanimous written consent on one occasion.

The Nominating and Corporate Governance Committee has developed a self-assessment process for the Board. The Board engages in this self-assessment process on an annual basis.

Information contained in the Company’s website is not incorporated by reference in, or considered to be a part of, this information statement.

Director Independence

The Board has determined that each of Dr. Biondi, Messrs. Halliday, Smith, Rosenblum, and Wallace, and Ms. Pelham is an “independent director” in accordance with the corporate governance rules of The NASDAQ Stock Market LLC as a result of having no relationship with the Company other than (1) serving as a director and a Board committee member, (2) receiving related fees as disclosed in this information statement, and (3) having beneficial ownership of the Company’s Common Stock as disclosed in this information statement. Therefore, the Company currently has a majority of “independent directors”.

Meetings of Independent Directors

Independent directors of the Company regularly meet in executive sessions outside the presence of management. Currently, the independent directors of the Company are Dr. Biondi, Messrs. Halliday, Smith, Rosenblum, and Wallace, and Ms. Pelham. The presiding director for these meetings is Mr. Smith, the Chairman of the Board. Any interested parties who wish to make their concerns known to the independent directors may avail themselves of the same procedures utilized with respect to the Company’s Audit Committee Complaint Procedures. The Audit Committee Complaint Procedures are available on the Company’s website at www.zoll.com.

Board Leadership Structure

In November 2010, the Board separated the positions of Chairman of the Board and Chief Executive Officer and elected Mr. Smith as Chairman. Mr. Packer continues to serve as Chief Executive Officer. Mr. Packer previously served as both Chairman of the Board and Chief Executive Officer, and the Company believes that that leadership structure served it well in the past. Currently, however, the Board and Mr. Packer believe that it is in the best interests of the Company that the roles of Chairman of the Board and Chief Executive Officer be separated and therefore the Corporate Governance Guidelines provide that the positions be occupied by different individuals.

The Board believes that this structure enables each person to focus on the individual roles of each position. The Company’s Chief Executive Officer, Mr. Packer, is responsible for setting the strategic direction for the Company and the day-to-day leadership and performance of the Company, while Mr. Smith, the Chairman, works with Mr. Packer regarding the provision of information to the Board, presides over meetings of the full Board and establishes the agenda for Board meetings. Mr. Smith also acts as the lead independent director and presides at executive sessions of the independent directors. Although the Company currently believes that separating the Chief Executive Officer and Chairman positions is in the best interests of the Company, the Board may in the future determine that it would be in the best interests of the Company to combine the roles of Chairman and Chief Executive Officer.

Risk Oversight

The Board is responsible for overseeing the Company’s risk assessment and management function, considering the Company’s major financial risk exposures and evaluating the steps that the Company’s management has taken to monitor and control such exposures. For example, the Board receives regular reports from senior management on areas of material risk to the Company, including operational, financial, legal and regulatory and reputational risks. The Company believes that the leadership structure of the Board supports effective oversight of risk assessment and management

Risk Considerations in the Company’s Compensation Programs

In connection with the Compensation Committee’s compensation reviews, the Compensation Committee assesses whether the Company’s compensation policies and practices are reasonably likely to have a material adverse effect on the Company. Based on its review, the Compensation Committee believes that the mix and design of the Company’s compensation plans and policies do not encourage employees to assume excessive risk and therefore are not reasonably likely to have a material adverse effect on the Company. In making this determination, the Compensation Committee considered a number of matters, including the following elements of the Company’s executive compensation plans and policies: (1) the Company sets performance goals that the Company believes are reasonable in light of past performance and market conditions; (2) the long-term vesting for the Company’s equity incentive awards helps to align the interests of management with those of the Company’s shareholders in respect of the Company’s long-term performance; and (3) for fiscal 2011, at least 70% of each named executive officer’s annual cash incentive bonus was based on the satisfaction of corporate performance metrics such as revenues and earnings per share, which serves to minimize the impact of excessive risk taking by any individual member of management.

Communication with the Board of Directors

If you wish to communicate with any of the Company’s directors or the Board as a group, you may do so by either (1) following the same procedures with respect to the Company’s Audit Committee Complaint Procedures (available on the Company’s website at www.zoll.com), or (2) by writing to the Board, or such individual director(s) c/o the Secretary, ZOLL Medical Corporation, 269 Mill Road, Chelmsford, Massachusetts 01824-4105.

The Company recommends that all correspondence be sent via certified U.S. mail, return receipt requested. All correspondence received by the Secretary will be forwarded promptly to the appropriate addressee(s).

Employee Code of Conduct

The Company has adopted an Employee Code of Conduct, which is available on the Company’s website at www.zoll.com and will be sent in paper form to any shareholder who submits a request to the Company’s Secretary at the address listed on page 1 of this information statement. The Employee Code of Conduct was amended on November 16, 2010 to provide that no political contributions generally may be made with the Company’s funds and, therefore, no director, officer or employee of the Company may make any contribution of the Company’s funds to any political candidate or holder of any government office without express permission from the Company’s Chief Executive Officer. The Employee Code of Conduct applies to all employees of the Company and the Board of the Company, and is meant to provide a general framework for the Company’s expectations with respect to the conduct of its employees and directors.

Procedures and Guidelines Governing Securities Trading

The Company maintains Procedures and Guidelines Governing Securities Trading for transactions relating to the Company’s securities by directors, officers and employees of the Company. Such Procedures and Guidelines Governing Securities Trading, among other things, prohibit directors, officers and employees of the Company from purchasing or selling derivative securities without the prior approval of the Company’s compliance officer.

Stock Ownership Policy

The Board has adopted a share ownership policy relating to ownership of the Company’s securities by the Company’s Chief Executive Officer and the directors. Subject to the terms of the policy, the Chief Executive Officer is required to acquire over a four-year period and hold shares of Common Stock of the Company equal to two times his or her base salary as of a specified measuring date, and each of the Company’s directors is required to acquire over a four-year period and hold shares of Common Stock of the Company equal to three times the retainer paid to the director as of a specified measuring date. Vested “in the money” stock options are included in the total number of shares owned by the Chief Executive Officer or the directors for purposes of the share ownership policy.

COMPENSATION DISCUSSION AND ANALYSIS

We provide what we believe is a competitive total compensation package to our executive management team through a combination of base salary, annual cash incentive bonuses, long-term equity incentive compensation and broad-based benefits programs.

We place significant emphasis on pay-for-performance based incentive compensation, which is designed to reward our executives based on the achievement of predetermined corporate and individual goals. This Compensation Discussion and Analysis explains our compensation objectives, policies and practices with respect to our Chief Executive Officer, Chief Financial Officer, and the other three most highly compensated executive officers as determined in accordance with applicable Securities and Exchange Commission rules, which are collectively referred to as the named executive officers.

Objectives of Our Executive Compensation Programs

Our compensation programs for our named executive officers are designed to achieve the following objectives:

•	attract and retain talented and experienced executives in the highly competitive and dynamic medical device industry;

•	motivate and reward executives whose knowledge, skills and performance are critical to our success;

•	align the interests of our executives and shareholders by motivating executives to increase shareholder value and rewarding executives when shareholder value increases;

•

provide a competitive compensation package, which is weighted heavily towards pay for performance and in which a significant portion of total compensation is determined by the achievement of corporate and individual goals which create shareholder value;

•	ensure fairness among the executive management team by recognizing the contributions each executive makes to our success; and

•	foster a shared commitment among executives by coordinating their corporate and individual goals.

Our Executive Officer Compensation Process

The Compensation Committee of our Board is primarily responsible for determining the compensation for our executive officers. The Board has determined that each member of the Compensation Committee is “independent” as the term is defined in the applicable Nasdaq rules. In addition, each member of the Compensation Committee is an “outside director” as defined in Section 162(m) of the Internal Revenue Code and a “non-employee” director as defined under Section 16 of the Exchange Act.

For fiscal 2011, the Compensation Committee retained Radford Consulting as an independent compensation consultant to assist the Committee in its deliberations. Radford assisted the Committee in reviewing our executive compensation programs and practices from a market perspective. Generally we use independent consultants to provide periodic, but not necessarily annual, market assessments regarding compensation levels and programs, as well as to provide opinion and commentary with respect to proposed actions or changes.

In connection with its market assessments, Radford, with input from the Compensation Committee, developed an executive compensation comparison group for use in developing and setting fiscal 2011 executive compensation. Companies included in the comparison group were identified based on industry comparability, annual revenue, market value and number of employees. The 2011 executive compensation comparison group identified by Radford consisted of the following companies: Accuray Inc., American Medical Systems Inc., Analogic Corp., Arthrocare Corp., Coherent Inc., Conmed Corp., Dionex Corp., ev3 Inc., FEI Co., Haemonetics Corp., ICU Medical Inc., Immucor Inc., Integra LifeSciences Holdings Corp., Masimo Corp., Merit Medical Systems Inc., MKS Instruments Inc., Natus Medical Inc., NuVasive Inc., NXStage Medical, Inc., OSI Systems Inc., SonoSite Inc., Thoratec Corp., Veeco Instruments Inc., and Volcano Corp. This group was used by our Compensation Committee to assist in assessing and establishing fiscal 2011 executive compensation levels and programs.

Based on the fiscal 2011 executive compensation comparison group, we targeted our total direct compensation for our executive offices to be above-average, based on strong company performance, as compared to the executives in this comparison group. In doing so, we underweighted the portion of the total cash compensation paid in the form of base salaries and overweighted the portion representing bonus potential.

In determining executive officer compensation, we annually review the performance of our Chief Executive Officer, together with each of the other executive officers. The Chief Executive Officer provides us with his assessment of the performance of each of these executive officers and makes recommendations with respect to each executive officer’s (other than his own) appropriate base salary, annual cash incentive bonus goals and potential payments and level of the annual stock option award. Based on this information and our analysis, the Compensation Committee then makes the final determination regarding each executive officer’s compensation. In doing so, we review, among other things:

•	the past compensation levels of each of our executives and of our executives as a group;

•	current compensation for consistency with benchmarks and previous compensation decisions;

•	alignment with our overall compensation philosophy;

•	relative compensation levels among our executives;

•

existing levels of stock and option ownership among our executives, previous grants of stock options to our executives and the vesting schedules of previously grant options to ensure executive retention and alignment with stockholder interests; and

•	general trends in executive compensation

Our Executive Compensation Programs

Our executive compensation primarily consists of base salary, annual cash incentive bonuses, long-term equity incentive compensation and broad-based benefits programs. Overall, we design our executive compensation programs to achieve the objectives described above. In particular, consistent with the significant emphasis we place on performance-based incentive compensation, we overweight our targeted cash compensation towards annual cash incentive bonuses and away from base salaries and provide a significant portion of our total executive compensation in the form of stock options, which also serves as a method for retaining key employees. In structuring our annual cash incentive bonuses, we focus primarily on the achievement of predetermined corporate financial performance goals and to a significantly lesser extent on individual management objectives.

Each of the primary elements of our executive compensation is discussed in detail below, including a description of the particular element and how it fits into our overall executive compensation and a discussion of the amounts of compensation paid to our named executive officers in fiscal 2011 under each of these elements. In the descriptions below, we highlight particular compensation objectives that we have designed specific elements of our executive compensation program to address; however, it should be noted that we have designed our compensation programs to complement each other and collectively serve all of our executive compensation objectives described above. Accordingly, whether or not specifically mentioned below, we believe that each element of our executive compensation program to a greater or lesser extent serves each of our objectives.

Base Salary

We pay our executives a base salary, which we review and determine annually. We believe that a competitive base salary is a necessary element of any compensation program that is designed to attract and retain talented and experienced executives. Although base salaries are established in part based on the individual executive’s experience, skills, and expected contributions during the coming year as well as his or her performance during the prior years, we do not view base salaries as primarily serving our objective of paying for performance.

Consistent with our pay-for-performance compensation philosophy, we weight the total compensation of our named executive officers more heavily towards cash incentive bonuses and long-term equity incentive compensation than we believe is customary for comparable companies. Therefore, while we seek to set the potential total compensation opportunity for our named executive officers at above-average levels if the Company performs strongly, we deliberately underweight base salaries and set those at levels we believe to be below-average in comparison to comparable companies.

In setting base salaries for 2011, we recognized that we had frozen executive salaries for 2009 and 2010 on account of the severe worldwide economic downturn. In light of the Company’s strong results in 2010 as it emerged from the recession and the two-year salary freeze, we determined to raise salaries for the named executive officers by between 3.6% to 4.8% for fiscal 2011. Accordingly, for fiscal 2011 Mr. Packer’s salary was increased from $400,000 to $415,000, Mr. Whiton’s salary was increased from $280,000 to $290,000, Mr. Rennert’s salary was increased from $310,000 to $325,000, Mr. Flora’s salary was increased from $260,000 to $270,000 and Mr. Moghadam’s salary was increased from $220,000 to $230,000.

Annual Cash Incentive Bonuses

Consistent with our emphasis on performance-based incentive compensation programs, our executives are eligible to receive annual cash incentive bonuses primarily based upon their performance as measured against predetermined goals and objectives established by us. Specific criteria for these bonuses are determined based on a combination of qualitative and quantitative measures, the details of which are established each year. These goals vary for each executive based on his or her responsibilities and role within the Company and include corporate financial performance measures, which may include achieving targeted corporate earnings per share growth, revenue growth, return on sales, cash flow or other financial metrics. Each executive may also have a number of goals tied to his or her completion of specific management objectives. Both the corporate financial performance goals and the individual management objectives are intended to require performance that should result in our meeting or exceeding our corporate financial plan. In fiscal 2011, 70% to 89% of the bonus potential for the named executive officers was based on the achievement of corporate financial performance goals and the balance of the bonus potential was based on the achievement of management objectives specifically set for each officer. Moreover, each year we establish an additional bonus opportunity based on, among other factors, our corporate earnings per share for the year exceeding our plan by predetermined percentages. Traditionally, we have set this additional bonus opportunity at up to 100% of the cash bonus payable on account of otherwise achieving certain of the annual corporate financial performance goals. In conjunction with our salary freeze, for fiscal 2010 we reduced the maximum potential percentage of this additional bonus to 30%; however, for 2011 we restored this maximum potential percentage to 100%.

For fiscal 2011, consistent with our pay-for-performance philosophy, we increased the bonus potential as a percentage of base salary for our named executive officers. This also reflects our decision to underweight base salaries and overweight potential incentive bonuses in allocating overall executive compensation. Accordingly, for fiscal 2011 we established the targeted annual cash incentive bonus for Mr. Packer to equal 100% of his base salary and for each of the other named executive officers the targeted bonus ranged from approximately 66% to 96% of their respective base salaries. For Mr. Packer, we set his corporate financial performance goals to the achievement of specified levels of quarterly and annual earnings per share, revenue growth, return on sales, and cash flow. For Mr. Whiton, we set his corporate financial performance goal to the achievement of a predetermined level of earnings per share. In the case of Mr. Rennert, we set his corporate financial performance goals to the achievement of a predetermined level of earnings per share as well as the financial performance of our core business. In the case of Messrs. Flora and Moghadam, we set their corporate financial performance goals to the achievement of a predetermined level of earnings per share as well as the revenue growth and contribution of their respective sales regions. We set these corporate financial performance goals for the targeted amount of annual cash incentive bonuses at levels that we believe will be achieved by our executives a majority of the time. The achievement of corporate financial performance at levels above or below these target goals are intended to provide for correspondingly greater or lesser incentive payments, and are accordingly harder or easier to achieve. We set the corporate financial performance goals for bonuses in excess of the target bonus at levels that we believe will be achieved only as a result of exceptional performance. Our individual management objectives are tailored to the specific roles and responsibilities of each executive and are set at levels that we believe are achievable with strong performance by our executives.

In fiscal 2011, the Company achieved very strong financial results, with revenues growing 18% and earnings per share growing 60% as compared to the prior fiscal year. Consistent with our pay-for-performance compensation structure, these record results triggered substantial bonus pay-outs for fiscal 2011. Since we believe in paying for performance, exceptional performance should result in higher pay. That was the case for the Company’s executives in fiscal 2011. For fiscal 2011, Mr. Packer earned $580,000 for achieving all of his corporate financial performance goals and for earning the full additional bonus opportunity. He also earned $95,000 for satisfying certain specified management objectives related to progress in the LifeVest® and temperature management businesses and efforts with respect to the Company’s management initiatives. Mr. Whiton earned $300,000 on account of the achievement of his corporate financial performance goals and for earning the full additional bonus opportunity and $40,000 for satisfying specified management objectives. Mr. Rennert earned $316,000 on account of the achievement of his corporate financial performance goals and for earning the full additional bonus opportunity and $10,000 for satisfying specified management objectives. Messrs. Flora and Moghadam earned $265,900 and $231,000, respectively, on account of satisfying their respective corporate financial performance goals and for earning the full additional bonus opportunity.

For our 2011, 2010, 2009, 2008 and 2007 fiscal years, the aggregate annual bonuses paid to the named executive officers as a percentage of their total base salaries were 120%, 29%, 17%, 70% and 82% respectively. These levels of bonuses earned each year by the named executive officers reflect our pay-for-performance strategy in that the named executive officers have earned considerably higher percentage bonuses in those years in which the Company achieved stronger financial performance.

We are subject to the clawback provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act that generally provide that, in the event that we are required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the securities laws, we will recover from any current or former executive officer who received incentive-based compensation (including stock options awarded as compensation) during the three-year period preceding the date on which we are required to prepare the restatement based on the erroneous data, any excess compensation above what would have been paid under the restatement. We are also subject to certain compensation clawback provisions set forth in the Sarbanes-Oxley Act of 2002.

Long-Term Equity Incentive Compensation

We grant long-term equity incentive awards to executives as part of our total compensation package. Consistent with our emphasis on performance-based incentive compensation, these awards represent a significant portion of total executive compensation. We use long-term equity incentive awards in order to align the interests of our executives and our shareholders by providing our executives with strong incentives to increase shareholder value and a significant reward for doing so.

Historically and for fiscal 2011, we granted long-term equity incentive awards in the form of stock options. Stock option awards provide our executive officers with the right to purchase shares of our Common Stock at a fixed exercise price typically for a period of up to ten years, subject to continued employment with the Company. Stock options have generally vested over four years based on continued employment with the Company. We have made grants to our named executive officers generally on an annual basis. All options are granted at an exercise price equal to the closing price of our Common Stock on the date of grant. Although the Company used to grant all stock options to executives as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), subject to the volume limitations contained in the Internal Revenue Code, more recently we have granted our stock options as non-qualified stock options. Generally, for stock options that do not qualify as incentive stock options, we are entitled to a tax deduction in the year in which the stock options are exercised equal to the spread between the exercise price and the fair market value of the stock for which the stock option was exercised. The holders of the stock options are generally taxed on this same amount in the year of exercise. For stock options that qualify as incentive stock options, we do not receive a tax deduction and the holder of the stock option may receive more favorable tax treatment than he or she would for a non-qualified stock option. In addition, for fiscal 2012 we changed our long-term equity incentive awards approach by granting a combination of stock options and restricted stock.

For fiscal 2011, we considered a number of factors in determining the stock options to be granted to our executives, including:

•	the present and expected future value of the stock option grants;

•	our understanding of the amount of equity compensation generally granted by similarly situated companies to their executives with similar roles and responsibilities; and

•	the amount and percentage of our total equity granted to our executives.

We believe that the level of stock options granted to the executives in fiscal 2011 will, during their term, constitute a significant incentive for the executives to improve our overall financial performance and thereby increase the value of our stock.

For fiscal 2011, we granted stock options to each of our named executive officers in the following amounts: Mr. Packer was granted an option to purchase 95,000 shares of our Common Stock; Mr. Whiton was granted an option to purchase 40,000 shares of our Common Stock; Mr. Rennert was granted an option to purchase 50,000 shares of our Common Stock; Mr. Flora was granted an option to purchase 20,000 shares of our Common Stock; and Mr. Moghadam was granted an option to purchase 25,000 shares of our Common Stock.

Broad-Based Benefits Programs

All full-time employees, including our named executive officers, may participate in our health and welfare benefit programs, including health coverage, disability insurance, life insurance and our 401(k) plan, which provides for specified matching contributions from the Company.

Severance Benefits

We have agreed to provide severance benefits to our named executive officers in the event of, among other things, a change of control. These benefits are designed to promote stability and continuity of our executive management team. We believe that the interests of shareholders will be best served if the interests of our executive management team are aligned with them. We further believe that providing these benefits should eliminate, or at least reduce, the reluctance of our executive management team to pursue potential change of control transactions that may be in the best interests of shareholders.

Further analysis of payments triggered by a change of control is provided beginning on page 22 of this information statement.

Section 162(m) Limitation

Section 162(m) of the Internal Revenue Code limits the tax deductibility by a corporation of compensation in excess of $1,000,000 paid to the Chief Executive Officer and any other of its three most highly compensated executive officers (other than the Chief Financial Officer). However, compensation which qualifies as “performance based” is excluded from the $1,000,000 limit. The Compensation Committee believes that our stock option grants to date meet the “performance based” criteria and are, therefore, exempt from the limitations on deductibility. The Compensation Committee presently expects that total cash compensation payable for any year to any executive will not exceed the $1,000,000 limit of Section 162(m).

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis report beginning on page 13 of the definitive proxy statement on Schedule 14A filed with the SEC on December 22, 2011 (the “Proxy Statement”) with management. Based on that review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Proxy Statement. The Compensation Discussion and Analysis included in this Information Statement is substantially similar to the Compensation Discussion and Analysis included in the Proxy Statement.

Compensation Committee:

BENSON SMITH, Chairman
JAMES W. BIONDI, M.D.
JUDITH C. PELHAM

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The current members of the Compensation Committee are Mr. Smith, Dr. Biondi and Ms. Pelham. None of the members of the Compensation Committee during fiscal 2011 is or was previously an officer or employee of the Company. The Company is not aware of any compensation committee interlocks or relationships involving members of the Compensation Committee requiring disclosure in this information statement.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows, for the fiscal years ended October 2, 2011, October 3, 2010, and September 27, 2009, the compensation of the person who served as Chief Executive Officer of the Company, Chief Financial Officer of the Company, and each of the three most highly compensated executive officers of the Company, other than the Chief Executive Officer and Chief Financial Officer.

SUMMARY COMPENSATION TABLE(1)

Name and Principal Position	Year	Salary ($)	Bonus($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
Richard A. Packer Chief Executive Officer	2011	$415,000	$95,000	$1,157,100	$580,000	$9,090	$2,256,190
	2010	$400,000	$85,000	$492,600	$56,000	$840	$1,034,440
	2009	$400,000	$75,000	$475,500	$25,000	$3,840	$979,340

A. Ernest Whiton Chief Financial Officer and Vice President, Administration	2011	$290,000	$40,000	$487,200	$300,000	$9,090	$1,126,290
	2010	$280,000	$35,000	$123,150	$27,300	$840	$466,290
	2009	$280,000	$45,000	$161,670	$—	$3,840	$490,510

Jonathan A. Rennert President	2011	$325,000	$10,000	$609,000	$316,000	$9,090	$1,269,090
	2010	$310,000	$18,000	$164,200	$70,000	$840	$563,040
	2009	$310,000	$22,500	$237,750	$50,000	$3,840	$624,090

Steven K. Flora Vice President—North American Sales	2011	$270,000	$—	$243,600	$265,900	$9,090	$788,590
	2010	$260,000	$15,000	$123,150	$34,300	$840	$433,290
	2009	$260,000	$15,000	$161,670	$—	$3,840	$440,510

Alexander N. Moghadam Vice President—International Operations	2011	$230,000	$—	$304,500	$231,000	$9,023	$774,523
	2010	$220,000	$20,000	$123,150	$72,900	$739	$436,789
	2009	$220,000	$20,000	$161,670	$—	$3,739	$405,409

(1)	We do not maintain any pension plans or non-qualified deferred compensation plans.
(2)

Bonus payments include awards to Messrs. Packer, Whiton, Rennert, Flora, and Moghadam and are based on individual management objectives as discussed in the Compensation Discussion and Analysis earlier in this information statement with respect to bonus payments in 2011, in the proxy statement filed with the Securities and Exchange Commission on December 23, 2010 in connection with the 2011 Annual Meeting of Shareholders, with respect to bonus payments in 2010, and in the proxy statement filed with the Securities and Exchange Commission on December 22, 2009 in connection with the 2010 Annual Meeting of Shareholders, with respect to bonus payments in 2009. Bonus payments were accrued in the year indicated and paid in the succeeding fiscal year. Thus, the 2009 bonus was paid in fiscal 2010, the 2010 bonus was paid in fiscal 2011 and the 2011 bonus will be paid in fiscal 2012.
(3)	Amounts listed reflect the grant date fair value of stock option awards, excluding the impact of estimated forfeitures, in accordance with FASB ASC Topic 718, Compensation – Stock Compensation. The assumptions we used for calculating the grant date fair values are set forth in Notes A and M to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended October 2, 2011.
(4)	Non-equity incentive plan payments include awards to Messrs. Packer, Whiton, Rennert, Flora, and Moghadam and are based on achievement of corporate financial performance goals as discussed in the Compensation Discussion and Analysis earlier in this information statement with respect to non-equity incentive plan payments in 2011, in the proxy statement filed with the Securities and Exchange Commission on December 23, 2010 in connection with the 2011 Annual Meeting of Shareholders with respect to non-equity incentive plan payments in 2010, and in the proxy statement filed with the Securities and Exchange Commission on December 22, 2009 in connection with the 2010 Annual Meeting of Shareholders with respect to non-equity incentive plan payments in 2009. Bonus payments were accrued in the year indicated and paid in the succeeding fiscal year. Thus, the 2009 non-equity incentive plan payments were paid in fiscal 2010, the 2010 non-equity incentive plan payments were paid in fiscal 2011 and the 2011 non-equity incentive plan payments were paid in fiscal 2012.
(5)	The table below shows the components of this column, which include the Company’s match for each individual’s 401(k) Plan contributions and imputed income related to life insurance benefits:

Name	Year	401(k) Match(a)	Life Insurance	Total “All Other Compensation”
Richard A. Packer	2011	$8,250	$840	$9,090
	2010	$—	$840	$840
	2009	$3,000	$840	$3,840

A. Ernest Whiton	2011	$8,250	$840	$9,090
	2010	$—	$840	$840
	2009	$3,000	$840	$3,840

Jonathan A. Rennert	2011	$8,250	$840	$9,090
	2010	$—	$840	$840
	2009	$3,000	$840	$3,840

Steven K. Flora	2011	$8,250	$840	$9,090
	2010	$—	$840	$840
	2009	$3,000	$840	$3,840

Alexander N. Moghadam	2011	$8,250	$773	$9,023
	2010	$—	$739	$739
	2009	$3,000	$739	$3,739

(a)	Amounts represent the Company’s match for 401(k) Plan contributions made to the executive in calendar years 2008, 2009 and 2010, as applicable. Consistent with other measures taken by the Company to preserve cash and earnings in the face of decreased business arising from challenging economic conditions, the calendar 2008 amounts above reflect a $3,000 “cap” on the Company match. Additionally, the Company excluded the named executive officers from receiving any matching contributions from the Company’s 401(k) plan for the 2009 calendar year. The Company’s named executive officers received matching contributions from the Company’s 401(k) plan for the 2010 calendar year.

Grants of Plan-Based Awards

The following table contains information concerning grants of plan-based awards under the Company’s equity and non-equity incentive plans to the named executive officers during the year ended October 2, 2011.

GRANTS OF PLAN-BASED AWARDS

Name	Grant Date (1)	Estimated Possible Payouts under Non-Equity Incentive Plan Awards(2)			All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards ($)(4)
		Threshold($)	Target($)	Maximum($)

Richard A. Packer	11/16/2010				95,000(5)	$30.27	$1,157,100
	11/16/2010	—	415,000	—

A. Ernest Whiton	11/16/2010				40,000(5)	$30.27	$487,200
	11/16/2010	—	190,000	—

Jonathan A. Rennert	11/16/2010				50,000(5)	$30.27	$609,000
	11/16/2010	—	228,000	—

Steven K. Flora	11/16/2010				20,000(5)	$30.27	$243,600
	11/16/2010	—	255,000	—

Alexander N. Moghadam	11/16/2010				25,000(5)	$30.27	$304,500
	11/16/2010	—	220,000	—

(1)	Represents the date on which the Compensation Committee of the Board of Directors approved the grant of stock options under the 2001 Plan and target amounts under the non-equity incentive plan set forth in this table.
(2)	The amounts of these non-equity incentive plan target payments that were earned in fiscal 2011 are included in the “Non-Equity Incentive Plan Compensation” column in the Summary Compensation Table above. More information regarding such payments is discussed in footnote 4 to the Summary Compensation Table and in the Compensation Discussion and Analysis earlier in this information statement.
(3)	Stock options granted under the 2001 Plan. Such options vest fully upon a Change of Control, as defined in the 2001 Plan.
(4)	Amounts listed reflect the grant date fair value of stock option awards, excluding the impact of estimated forfeitures, in accordance with FASB ASC Topic 718, Compensation – Stock Compensation. The assumptions we used for calculating the grant date fair values are set forth in Notes A and M to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended October 2, 2011.
(5)	The stock option vests in four equal annual installments commencing on November 16, 2011.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information with respect to the named executive officers concerning unexercised stock option awards as of October 2, 2011.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END(1)

Option Awards(2)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Richard A. Packer	9,000	—	—	$18.38	4/16/2013
	75,000	—	—	$11.26	11/15/2015
	100,000	—	—	$20.23	11/14/2016
	37,500	12,500(3)	—	$23.05	11/14/2017
	25,000	25,000(4)	—	$22.05	11/11/2018
	15,000	45,000(6)	—	$20.23	11/10/2019
		95,000(7)	—	$30.27	11/16/2020

A. Ernest Whiton	6,000	—	—	$20.23	11/14/2016
	7,500	2,500(3)	—	$23.05	11/14/2017
	8,500	8,500(4)	—	$22.05	11/11/2018
	3,750	11,250(6)	—	$20.23	11/10/2019
	—	40,000(7)	—	$30.27	11/16/2020

Jonathan A. Rennert	18,750	6,250(5)	—	$33.67	7/21/2018
	12,500	12,500(4)	—	$22.05	11/11/2018
	5,000	15,000(6)	—	$20.23	11/10/2019
	—	50,000(7)	—	$30.27	11/16/2020

Steven K. Flora	—	2,500(3)	—	$23.05	11/14/2017
	—	8,500(4)	—	$22.05	11/11/2018
	—	11,250(6)	—	$20.23	11/10/2019
	—	20,000(7)	—	$30.27	11/16/2020

Alexander N. Moghadam	15,000	—	—	$16.64	2/8/2015
	15,000	—	—	$12.00	4/22/2015
	15,000	—	—	$13.03	7/21/2015
	18,000	—	—	$11.26	11/15/2015
	20,000	—	—	$20.23	11/14/2016
	11,250	3,750(3)	—	$23.05	11/14/2017
	8,500	8,500(4)	—	$22.05	11/11/2018
	3,750	11,250(6)	—	$20.23	11/10/2019
	—	25,000(7)	—	$30.27	11/16/2020

(1)	The number of securities underlying options awards granted on or prior to February 12, 2007, and the exercise price per share of such awards, have been adjusted to reflect the Company’s two-for-one stock split, which was effective February 12, 2007.
(2)	As of October 2, 2011, none of the named executive officers have been granted stock awards.
(3)	The option vests in four equal annual installments commencing on November 14, 2008.
(4)	The option vests in four equal annual installments commencing on November 11, 2009.
(5)	The option vests in four equal annual installments commencing on July 21, 2009.
(6)	The option vests in four equal annual installments commencing on November 10, 2010.
(7)	The option vests in four equal annual installments commencing on November 16, 2011.

Option Exercises and Stock Vested

Set forth in the in the following table are the number of stock options exercised by each of the named executive officers during the fiscal year ended October 2, 2011. None of the named executive officers listed in the table below have stock awards as of October 2, 2011.

OPTION EXERCISES AND STOCK VESTED

	Option Awards
Named Executive Officer	Number of Shares Acquired on Exercise (#)(1)(2)	Value Realized on Exercise ($)(3)
Richard A. Packer	45,000	922,067
A. Ernest Whiton	70,000	1,692,247
Jonathan A. Rennert	—	—
Steven K. Flora	15,500	195,336
Alexander N. Moghadam	4,000	184,999

(1)	Amounts shown represent the aggregate number of Shares acquired upon option exercise.
(2)	For option exercises with respect to options granted on or prior to February 12, 2007, the number of Shares acquired upon exercise, the exercise price per share, and the market price at the time of exercise have each been adjusted to reflect the Company’s two-for-one stock split, which was effective February 12, 2007. These adjustments do not impact the aggregate amount of value realized upon exercise.
(3)	Amounts reflect the difference between the exercise price of the option and the market price at the time of exercise.

Potential Payments Upon Termination or Change of Control

The named executive officers are entitled to certain compensation in the event of termination of their employment. This section is intended to discuss these post-employment payments, assuming separation from employment on September 30, 2011, the last business day of the 2011 fiscal year, on the terms currently in effect between the named executive officers and us.

Employment Agreement with Richard A. Packer

We have an employment agreement with Mr. Packer, dated July 19, 1996 and amended on November 17, 2008 (the “Employment Agreement”). Under the Employment Agreement, if we terminate Mr. Packer’s employment without Cause, as defined in the Employment Agreement, following a 30 day notice period:

•

we will continue to pay Mr. Packer his base salary, in effect at the time of the termination, for a period of 12-months in installments commencing on the first pay date on or immediately after the 30-day notice period of Mr. Packer’s termination;

•	we will provide Mr. Packer with reasonable and customary outplacement services for the shorter of (a) the 12-month period following termination, or (b) until Mr. Packer accepts a new position; and

•	any stock options held by Mr. Packer will continue to vest over the 12-month period following his termination, as if Mr. Packer were still employed by the Company.

Furthermore, the Employment Agreement provides that all of Mr. Packer’s stock options will fully vest upon the occurrence of a Change of Control, as defined in the 1992 Stock Option Plan.

For example, if Mr. Packer had been terminated without Cause on September 30, 2011, the last business day of the fiscal year, and such termination was not in connection with a change of control, Mr. Packer would have been entitled to severance in the amount of $415,000, reasonable and customary outplacement services of $25,000 assuming that Mr. Packer received such services for a 12-month period, and an incremental value of $819,813 attributable to gains realized for the continued vesting of his unvested stock options over the 12-month period following such termination based on the closing price of the Common Stock of $37.74 on September 30, 2011.

The Employment Agreement requires a six-month delay to the payment of severance to Mr. Packer to the extent required by Section 409A of the Internal Revenue Code to avoid the imposition of a 20% excise tax. If a six-month delay is required, the initial payment to the executive will include a catch-up amount covering amounts that would otherwise have been paid during the six-month period.

The Employment Agreement also contains a provision that generally prevents Mr. Packer from competing with us or attempting to hire our employees for three years following Mr. Packer’s termination of employment for any reason.

Severance Agreements

In addition to the Employment Agreement with Mr. Packer, we also are a party to a Senior Executive Severance Agreement with Mr. Packer, dated January 21, 2000 and amended November 17, 2008; an Amended and Restated Executive Severance Agreement with Mr. Whiton, dated April 1, 2002 and amended November 11, 2008; and Executive Severance Agreements with each of Messrs. Rennert, dated November 11, 2008; Flora, dated May 6, 2002 and amended December 1, 2008; and Moghadam, dated August 10, 2005 and amended November 11, 2008 (each a “Severance Agreement” and collectively, the “Severance Agreements”). The Severance Agreements provide for certain payments to be made to each of Messrs. Packer, Whiton, Rennert, Flora, and Moghadam in connection with a termination of employment following a Change of Control, as defined in each Severance Agreement.

Severance Agreement with Mr. Packer

If, within 36 months after a Change of Control (as defined in the Severance Agreement), Mr. Packer is terminated by the Company for any reason, or if Mr. Packer terminates his employment for any reason, Mr. Packer is entitled to:

•

a lump sum payment equal to two and one-half times the sum of: (a) Mr. Packer’s salary in effect immediately prior to such termination of employment or the Change of Control (whichever is greater), and (b) Mr. Packer’s most recently paid bonus;

•	continued health and dental insurance coverage for 30 months following termination; and

•	reasonable legal and arbitration fees and expenses incurred by Mr. Packer in enforcing his Severance Agreement.

If, following a Change of Control of the Company, Mr. Packer becomes subject to excise taxes pursuant to Section 4999 of the Internal Revenue Code, the Company will reimburse Mr. Packer for all excise taxes that are imposed pursuant to Section 4999 as well as any income and excise taxes that are payable by Mr. Packer as a result of any such reimbursements for Section 4999 excise taxes.

Severance Agreement with Messrs. Whiton and Rennert

If, within 18 months after a Change of Control (as defined in each Severance Agreement), the applicable executive’s employment terminates in connection with a Terminating Event (defined in the Severance Agreement generally to mean (a) the Company’s termination of the applicable executive’s employment for any reason other than certain enumerated reasons, such as willful dishonesty, conviction of a crime, or failure to perform his duties to the Company, or (b) the applicable executive’s termination of his employment for any reason), the applicable executive is entitled to:

•

a lump sum payment equal to two times the sum of (a) the executive’s salary in effect immediately prior to the Terminating Event or Change of Control (whichever is greater), and (b) the average amount of the bonuses paid to the executive over the prior three years;

•	continued health and dental insurance coverage for 18 months following termination; and

•	reasonable legal and arbitration fees and expenses incurred by the executive in enforcing his Severance Agreement.

If following a Change of Control of the Company, Mr. Whiton or Mr. Rennert becomes subject to excise taxes pursuant to Section 4999 of the Internal Revenue Code, the severance payments will be reduced (but not below zero) so that the payments will not trigger the excise tax, unless the executive would receive greater benefit through the receipt of all severance payments and benefits described above following the payment of all the applicable excise taxes payable under such section.

Severance Agreements with each of Messrs. Flora and Moghadam

The Severance Agreements with each of Messrs. Flora and Moghadam provide that if, within 18 months after a Change of Control (as defined in each Severance Agreement), the applicable executive’s employment terminates in connection with a Terminating Event (defined in each Severance Agreement generally to mean (a) the Company’s termination of an executive’s employment for any reason other than certain enumerated reasons, such as willful dishonesty, conviction of a crime, or failure to perform the executive’s duties to the Company, or (b) the Executive’s termination of his employment for Good Reason, as defined in each executive’s respective Severance Agreement), the applicable executive is entitled to:

•

a lump sum payment equal to one and one-half times the sum of (a) the executive’s salary in effect immediately prior to the Terminating Event or Change of Control (whichever is greater), and (b) the average amount of the bonuses paid to the executive over the prior three years;

•	continued health and dental insurance coverage for 18 months following termination; and

•	reasonable legal and arbitration fees and expenses incurred by such executive in enforcing his Severance Agreement.

If, following a Change of Control of the Company, Messrs. Flora or Moghadam becomes subject to excise taxes pursuant to Section 4999 of the Internal Revenue Code, the severance payments will be reduced (but not below zero) so that the payments will not trigger the excise tax, unless the executive would receive a greater benefit through the receipt of all severance payments and benefits described above, following the executive’s payment of all applicable excise taxes payable pursuant to such section.

The Severance Agreements with Messrs. Flora and Moghadam each require a six-month delay to the payment of severance to the extent required by Section 409A of the Internal Revenue Code to avoid the imposition of a 20% excise tax. If a six-month delay is required, the initial payment to the executive will include a catch-up amount covering amounts that would otherwise have been paid during the six-month period.

Acceleration of Options and Restricted Stock upon a Change of Control

Each of the Company’s stock option plans provides that, upon a Change of Control, as defined in the applicable plan, or a Sale Event as defined in the 2001 and 2006 Plans, each stock option will become fully vested and exercisable and the conditions and restrictions on any restricted stock award relating solely to the passage of time and continued employment will be removed. For example, if a Change of Control had occurred on September 30, 2011, the last business day of the fiscal year, Messrs. Packer, Whiton, Rennert, Flora and Moghadam would have received incremental values of $2,073,475, $665,878, $857,713, $516,478 and $572,190, respectively, attributable to gains realized for the continued vesting of their unvested stock options based on the closing price of the Common Stock of $37.74 on September 30, 2011.

The following table outlines certain post-employment payments following a Change of Control of the Company that would be made, assuming separation from the Company and a Change of Control on September 30, 2011, the last business day of the 2011 fiscal year:

	Following a Change of Control
Payments and Benefits	Involuntary Termination by the Company Without Cause		Termination by the Executive for Good Reason
Richard A. Packer
Severance	$1,805,000	(1)(2)	$1,390,000	(2)
Vesting of Stock Option Awards	$2,073,475	(3)	$2,073,475	(3)
Other Benefits	$71,470	(4)	$46,470	(5)
Tax Gross-Up	$—		$—

Total	$3,949,945	(6)	$3,509,945	(7)

A. Ernest Whiton
Severance	$746,200	(8)	$746,200	(8)
Vesting of Stock Option Awards	$665,878	(9)	$665,878	(9)
Other Benefits	$27,882	(10)	$27,882	(10)
Tax Cutback	$—		$—

Total	$1,439,960		$1,439,960	(11)

Jonathan A. Rennert
Severance	$810,500	(8)	$810,500	(8)
Vesting of Stock Option Awards	$857,713	(12)	$857,713	(12)
Other Benefits	$27,882	(10)	$27,882	(10)
Tax Cutback	$—		$—

Total	$1,696,095		$1,696,095	(13)

Steven K. Flora
Severance	$552,150	(14)	$552,150	(14)
Vesting of Stock Option Awards	$516,478	(15)	$516,478	(15)
Other Benefits	$27,882	(10)	$27,882	(10)
Tax Cutback	$—		$—

Total	$1,096,510		$1,096,510

Alexander N. Moghadam
Severance	$503,950	(14)	$503,950	(14)
Vesting of Stock Option Awards	$572,190	(16)	$572,190	(16)
Other Benefits	$27,882	(10)	$27,882	(10)
Tax Cutback	$—		$—

Total	$1,104,022		$1,104,022

(1)	The Company will continue to pay Mr. Packer his base salary in effect at the time of termination for a period of 12 months following Mr. Packer’s termination without Cause following a 30 day notice period, as if Mr. Packer had continued to be employed by the Company.
(2)	Mr. Packer is entitled to two and one-half times the sum of: (a) Mr. Packer’s salary in effect immediately prior to the termination of his employment or the Change of Control (whichever is greater), and (b) Mr. Packer’s most recently paid bonus. For purposes of this calculation, we have assumed that the terminating event and the Change of Control both occurred on September 30, 2011.

(3)	Upon a Change of Control, Mr. Packer’s unvested stock options will fully vest, resulting in an incremental value of $2,073,475, attributable to gains realized for the acceleration of his unvested stock options as of September 30, 2011. All values have been calculated using the closing price of $37.74 on September 30, 2011, the last trading day of the 2011 fiscal year.
(4)	This represents: (a) $25,000 for reasonable and customary outplacement services for the 12-month period following Mr. Packer’s termination without cause prior to a Change of Control, assuming that Mr. Packer received such services for the entire 12-month period; and (b) $46,470, the value of continuing Mr. Packer’s health and dental insurance coverage for 30 months following termination of his employment.
(5)	This represents the value of continuing Mr. Packer’s health and dental insurance coverage for 30 months following termination of his employment.
(6)	The Severance Agreement between the Company and Mr. Packer does not distinguish between termination by the Company of Mr. Packer’s employment with or without cause. The Employment Agreement between the Company and Mr. Packer entitles Mr. Packer to receive his base salary then in effect and reasonable and customary outplacement services for a period of 12 months only upon a termination of Mr. Packer’s employment without cause. The amount shown reflects the amount that Mr. Packer would receive if his employment were terminated by the Company without cause following a Change of Control on September 30, 2011. If Mr. Packer were terminated by the Company for any reason other than without cause following a Change of Control on September 30, 2011, Mr. Packer would have received the amount shown less his base salary of $415,000 and less reasonable and customary outplacement services in the amount of $25,000, which would have resulted in his having received approximately $3,509,945.
(7)	The Severance Agreement between the Company and Mr. Packer does not distinguish between termination by Mr. Packer of his employment for any reason or for good reason. Following a Change of Control, if Mr. Packer terminates his employment, Mr. Packer will receive the amount shown.
(8)	The executive is entitled to two times the sum of (a) the executive’s salary in effect immediately prior to the Terminating Event or Change of Control (whichever is greater), and (b) the average amount of the bonuses paid to the executive over the prior three years. For purposes of this calculation, we have assumed that the Terminating Event and the Change of Control both occurred on September 30, 2011.
(9)	Upon a Change of Control, Mr. Whiton’s unvested stock options will fully vest, resulting in an incremental value of $665,878, attributable to gains realized for the acceleration of his unvested stock options as of September 30, 2011. All values have been calculated using the closing price of $37.74 on September 30, 2011, the last trading day of the 2011 fiscal year.
(10)	This represents the value of continuing the executive’s health and dental insurance coverage for 18 months following termination of his employment.
(11)	The Severance Agreement between the Company and Mr. Whiton does not distinguish between termination by Mr. Whiton of his employment for any reason or for good reason. Following a Change of Control, if Mr. Whiton terminates his employment, Mr. Whiton will receive the amount shown.
(12)	Upon a Change of Control, Mr. Rennert’s unvested stock options will fully vest, resulting in an incremental value of $857,713 attributable to gains realized for the acceleration of his unvested stock options as of September 30, 2011. All values have been calculated using the closing price of $37.74 on September 30, 2011, the last trading day of the 2011 fiscal year.
(13)	The Severance Agreement between the Company and Mr. Rennert does not distinguish between termination by Mr. Rennert of his employment for any reason or for good reason. Following a Change of Control, if Mr. Rennert terminates his employment, Mr. Rennert will receive the amount shown.
(14)	The executive is entitled to one and one-half times the sum of (a) the executive’s salary in effect immediately prior to the Terminating Event or Change of Control (whichever is greater), and (b) the average amount of the bonuses paid to the executive over the prior three years. For purposes of these calculations, we have assumed that the Terminating Event and the Change of Control both occurred on September 30, 2011.
(15)	Upon a Change of Control, Mr. Flora’s unvested stock options will fully vest, resulting in an incremental value of $516,478, attributable to gains realized for the acceleration of his unvested stock options as of September 30, 2011. All values have been calculated using the closing price of $37.74 on September 30, 2011, the last trading day of the 2011 fiscal year.

(16)	Upon a Change of Control, Mr. Moghadam’s unvested stock options will fully vest, resulting in an incremental value of $572,190, attributable to gains realized for the acceleration of his unvested stock options as of September 30, 2011. All values have been calculated using the closing price of $37.74 on September 30, 2011, the last trading day of the 2011 fiscal year.

The amounts shown in the above table do not include payments and benefits to the extent they have been earned prior to the termination of employment or are provided on a non-discriminatory basis generally to salaried employees upon termination of employment. Such payments and benefits include accrued salary and vacation pay.

DIRECTOR COMPENSATION

In fiscal 2011, non-employee directors of the Company received: (a) a $35,000 annual retainer, (b) a $15,000 annual retainer for the Chairman of the Board of Directors, (c) a $15,000 annual retainer for the Chairman of the Audit Committee, (d) a $7,000 annual retainer for membership on the Audit Committee, (e) a $10,000 annual retainer for the Chairman of the Compensation Committee, (f) a $5,000 annual retainer for membership on the Compensation Committee, (g) a $6,000 annual retainer for the Chairman of the Nominating and Corporate Governance Committee and (h) a $3,000 annual retainer for membership on the Nominating and Corporate Governance Committee. All retainers are payable quarterly. In addition, non-employee directors are eligible to receive equity awards under the 2006 Plan. The Company also reimburses the non-employee directors for reasonable expenses incurred in connection with their attendance at Board meetings.

Non-Employee Directors’ Stock Option Plan

The Company’s Non-Employee Directors’ Stock Option Plan, which was adopted in April 1996 and expired in April 2006, provided that each director of the Company who was not also an employee of the Company would be granted an option to purchase 20,000 shares of the Common Stock (as adjusted for the Company’s two-for-one stock split, effective as of February 12, 2007). Each non-employee director of the Company who served in such position on April 23, 1996, the effective date of the plan, received an option grant as of that date. Each non-employee director who was first elected to the Board of Directors after that date was automatically granted an option to purchase 20,000 shares of Common Stock on the date such person was initially elected to the Board of Directors (as adjusted for the Company’s two-for-one stock split, effective as of February 12, 2007). The exercise price of options granted under the plan was equal to the fair market value of the Common Stock on the date of grant. All options granted under the plan vest in four equal annual installments beginning on the first anniversary of the date of grant. Additionally, all options granted under the plan vest fully upon a change of control, as described in the plan.

Amended and Restated 2006 Non-Employee Director Stock Option Plan

The 2006 Plan, which was approved by the Company’s shareholders on January 25, 2006, provides that the Board of Directors may grant, from time to time, options to non-employee directors. Incentive stock options may not be granted under the 2006 Plan. All options granted under the 2006 Plan vest in four equal annual installments over a four-year period beginning on the first anniversary of the date of grant. The exercise price of the options granted to eligible directors is the fair market value of the Common Stock on the date of grant. Generally, options expire ten years from the grant date. Awards granted under the 2006 Plan vest fully upon a change of control, as described in the plan. Assuming a Change of Control of the Company on September 30, 2011, the last trading day of the 2011 fiscal year, the unvested stock options held by the directors would have fully vested, as described in the Company’s 2006 Plan and Non-Employee Director Stock Option Plan. The following amounts reflect the incremental values attributable to gain that would have been realized by the directors upon the acceleration of their unvested stock options that would have vested upon such a Change of Control of the Company: Mr. Biondi: $49,300, Mr. Halliday: $49,300, Ms. Pelham: $0; Mr. Smith: $49,300,

Mr. Rosenblum: $96,155 and Mr. Wallace: $49,300. All such amounts have been calculated using the closing price of $37.74 on September 30, 2011, the last trading day of the 2011 fiscal year.

The 2006 Plan formerly provided that each eligible director who is first elected to the Board of Directors receives a non-qualified option to purchase 20,000 shares of Common Stock upon election to the Board of Directors. On November 16, 2010, the Board of Directors of the Company approved certain amendments to the 2006 Plan, which were also approved by the Company’s shareholders at the 2011 Annual Meeting of Shareholders. The 2006 Plan was amended to, among other things, eliminate the automatic initial option grant upon a non-employee director’s election to the Board of Directors and to provide the ability for the Board of Directors to grant restricted stock and restricted stock units to non-employee directors.

On January 26, 2011, the Company awarded to each of its then non-employee directors a non-qualified stock option to purchase 4,000 shares of Common Stock pursuant to the 2006 Plan. The exercise price of each such stock option is $42.86 per share (the closing price of the Common Stock on the date of grant). On February 10, 2011, the Company awarded to Ms. Pelham a non-qualified stock option to purchase 7,500 shares of Common Stock pursuant to the 2006 Plan. The exercise price of the stock option is $44.31 per share (the closing price of the Common Stock on the date of grant).

Director Summary Compensation Table

The table below summarizes the compensation paid to non-employee directors for the fiscal year ended October 2, 2011. Directors who are employees receive no additional compensation for Board service.

DIRECTOR COMPENSATION(1)(2)

Name	Fees Earned or Paid in Cash ($)(3)	Option Awards ($)(4)	Total ($)
James W. Biondi, M.D.	$40,000	$89,310	$129,310
Thomas M. Claflin, II (6)	$41,000	$89,310	$130,310
Robert J. Halliday	$44,250	$89,310	$133,560
Judith C. Pelham	$30,000	$175,631	$205,631
Benson F. Smith	$61,250	$89,310	$150,560
Lewis H. Rosenblum	$41,500	$89,310	$130,810
John J. Wallace	$42,000	$89,310	$131,310
Daniel M. Mulvena(5)	$10,500	$—	$10,500

(1)	Mr. Packer, our Chief Executive Officer, is not included in this table as he is an employee of the Company and receives no compensation for his services as a director. The compensation received by Mr. Packer as an employee of the Company is shown in the Summary Compensation Table.
(2)	We do not maintain any non-equity incentive plans, pension plans, or non-qualified deferred compensation plans for the benefit of our directors. No directors received any other compensation other than what is listed above.
(3)	Total reflects fees and retainers earned.
(4)	Amounts listed reflect the grant date fair value of stock option awards, excluding the impact of estimated forfeitures, in accordance with FASB ASC Topic 718, Compensation – Stock Compensation. The assumptions we used for calculating the grant date fair values are set forth in Notes A and M to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended October 2, 2011.
(5)	Mr. Mulvena served on our Board of Directors until his retirement following the 2011 Annual Meeting of Shareholders.
(6)	Mr. Claflin served on our Board of Directors until his retirement following the 2012 Annual Meeting of Shareholders.

The following table sets forth information with respect to the directors concerning outstanding stock option awards as of October 2, 2011.

Name	Grant Date	Number of Securities Underlying Unexercised Options (#) (Exerciseable)	Number of Securities Underlying Unexercised Options (#) (Unexerciseable)		Option Exercise Price ($/Sh)	Grant Date Fair Value of Option Awards ($)(1)
James W. Biondi, M.D.	11/6/2002	2,000	—		$17.56	$22,120
	11/9/2004	2,000	—		$16.52	$19,440
	11/15/2005	4,000	—		$11.26	$23,620
	11/14/2006	4,000	—		$20.23	$42,160
	11/14/2007	1,500	500	(2)	$23.05	$22,920
	11/11/2008	1,000	1,000	(4)	$22.05	$23,080
	11/10/2009	500	1,500	(5)	$20.23	$19,760
	1/26/2011	—	4,000	(6)	$42.86	$89,310

Thomas M. Claflin, II	11/6/2002	2,000	—		$17.56	$22,120
	11/9/2004	2,000	—		$16.52	$19,440
	11/15/2005	4,000	—		$11.26	$23,620
	11/14/2006	4,000	—		$20.23	$42,160
	11/14/2007	1,500	500	(2)	$23.05	$22,920
	11/11/2008	1,000	1,000	(4)	$22.05	$23,080
	11/10/2009	500	1,500	(5)	$20.23	$19,760
	1/26/2011	—	4,000	(6)	$42.86	$89,310

Robert J. Halliday	7/16/2003	20,000	—		$17.27	$207,800
	11/9/2004	2,000	—		$16.52	$19,440
	11/15/2005	4,000	—		$11.26	$23,620
	11/14/2006	4,000	—		$20.23	$42,160
	11/14/2007	1,500	500	(2)	$23.05	$22,920
	11/11/2008	1,000	1,000	(4)	$22.05	$23,080
	11/10/2009	500	1,500	(5)	$20.23	$19,760
	1/26/2011	—	4,000	(6)	$42.86	$89,310

Judith C. Pelham	2/10/2011	—	7,500	(7)	$44.31	$175,631

Lewis H. Rosenblum	1/28/2008	15,000	5,000	(3)	$26.90	$281,600
	11/11/2008	1,000	1,000	(4)	$22.05	$23,080
	11/10/2009	500	1,500	(5)	$20.23	$19,760
	1/26/2011	—	4,000	(6)	$42.86	$89,310

Benson F. Smith	11/6/2002	2,000	—		$17.56	$22,120
	11/9/2004	2,000	—		$16.52	$19,440
	11/15/2005	4,000	—		$11.26	$23,620
	11/14/2006	4,000	—		$20.23	$42,160
	11/14/2007	1,500	500	(2)	$23.05	$22,920
	11/11/2008	1,000	1,000	(4)	$22.05	$23,080
	11/10/2009	500	1,500	(5)	$20.23	$19,760
	1/26/2011	—	4,000	(6)	$42.86	$89,310

John J. Wallace	4/27/2007	20,000	—		$25.51	$264,800
	11/14/2007	1,500	500	(2)	$23.05	$22,920
	11/11/2008	1,000	1,000	(4)	$22.05	$23,080
	11/10/2009	500	1,500	(5)	$20.23	$19,760
	1/26/2011	—	4,000	(6)	$42.86	$89,310

(1)	Amounts listed reflect the grant date fair value of stock option awards, excluding the impact of estimated forfeitures, in accordance with FASB ASC Topic 718, Compensation – Stock Compensation. The assumptions we used for calculating the grant date fair values are set forth in Notes A and M to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended October 2, 2011.
(2)	The option vests in four equal annual installments commencing on November 14, 2008.
(3)	The option vests in four equal annual installments commencing on January 28, 2009.
(4)	The option vests in four equal annual installments commencing on November 11, 2009.
(5)	The option vests in four equal annual installments commencing on November 10, 2010.
(6)	The option vests in four equal annual installments commencing on January 26, 2012.
(7)	The option vests in four equal annual installments commencing on February 10, 2012.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee has:

•	Reviewed and discussed the audited financial statements with management.

•

Discussed with the independent registered public accounting firm, BDO USA, LLP, the matters required to be discussed by Statement on Auditing Standards (“SAS”) No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

•

Received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm’s communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm its independence.

•

Based on the review and discussions above, recommended to the Board of Directors that the audited financial statements be included in the Company’s Annual Report on Form 10-K for the last fiscal year for filing with the Securities and Exchange Commission.

Submitted by the Audit Committee

JOHN J. WALLACE, Chairman
ROBERT J. HALLIDAY
LEWIS H. ROSENBLUM

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Raymond C. Zemlin, the Assistant Secretary of the Company, is a partner in the law firm of Goodwin Procter LLP, outside counsel to the Company.

Pursuant to the Audit Committee Charter, as amended, all related party transactions are reviewed on an ongoing basis by the Audit Committee and all such transactions must be approved by the Audit Committee. The term “related party” includes: directors, director nominees, executive officers, 5% shareholders and their respective immediate family members and other persons sharing their households and generally covers related person transactions that meet the minimum threshold for disclosure under relevant Securities and Exchange Commission rules. Such related person transactions generally involve amounts exceeding $120,000. The purpose of the review is to determine that such transactions are conducted on terms not materially less favorable than what would be usual and customary in transactions between unrelated persons and, in the case of transactions involving directors, to determine whether such transactions affect the independence of a director in accordance with the relevant rules and standards issued by the Securities and Exchange Commission and The NASDAQ Stock Market LLC.

The Company’s Director of Governance (a member of the Company’s finance and accounting staff), in consultation with the Company’s legal department, identifies any potential related party transactions and if he determines that a transaction constitutes a related person transaction, provides relevant details to the Audit Committee. The Audit Committee reviews relevant information concerning any proposed transaction contemplated by the Company with an individual or entity that is the subject of a disclosed relationship, and approves or disapproves the transaction, with or without conditions.

During the 2011 fiscal year, the Company was not a participant in any related party transactions that required disclosure under this heading.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers, and persons who own more than 10% of a registered class of the Company’s equity securities, to file reports of ownership of, and transactions in, the Company’s securities with the Securities and Exchange Commission and the NASDAQ Stock Market LLC. Such directors, executive officers, and 10% shareholders are also required to furnish the Company with copies of all Section 16(a) forms they file. Based solely upon a review of reports furnished to the Company, and on written representations from certain reporting persons, the Company believes that, with respect to the fiscal year ended October 2, 2011, each director, executive officer, and 10% shareholder of the Company’s securities made timely filings of all reports required by Section 16 of the Exchange Act.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Principal and Management Shareholders

Unless otherwise indicated, the following table presents information regarding beneficial ownership of the Company’s Common Stock as of March 12, 2012 by (a) each of the directors, (b) each of the named executive officers and (c) the persons or entities believed by the Company to be beneficial owners of more than 5% of the Company’s Common Stock based on certain filings made under Section 13 of the Exchange Act. All such information was provided by the shareholders listed and reflects their beneficial ownership as of the dates specified in the footnotes to the table. Unless otherwise indicated, the address for the individuals below is the Company’s address.

Name and Address of Beneficial Owner	No. of Shares Beneficially Owned (1)(2)	Percent of Class(2)
Richard A. Packer(3)	399,600	1.8%
A. Ernest Whiton(4)	55,250	*
Jonathan A. Rennert(5)	71,000	*
Alexander N. Moghadam(6)	129,500	*
Steven K. Flora(7)	20,750	*
Robert J. Halliday(8)	37,500	*
James W. Biondi(9)	43,500	*
Lewis H. Rosenblum(10)	25,500	*
Benson F. Smith(11)	22,888	*
John J. Wallace(12)	27,500	*
Judith C. Pelham(13)	3,875	*
All directors and executive officers as a group (15 persons)(14)	886,141	4.0%

Capital Research Global Investors(15) 333 South Hope Street Los Angeles, CA 90071	1,728,592	7.8%

Blackrock, Inc.(16) 40 East 52nd St. New York, NY 10022	1,693,583	7.6%

Waddell & Reed Financial, Inc.(17) 6300 Lamar Avenue Overland Park, KS 66202	1,401,872	6.3%

The Vanguard Group, Inc.(18) 100 Vanguard Blvd. Malvern, PA 19355	1,188,785	5.4%

Wellington Management Company, LLP (19) 280 Congress Street Boston, MA 02210	1,120,398	5.0%

*	Less than 1%.
(1)	The shareholders named in this table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to the information contained in the other footnotes to this table.
(2)	The Company’s calculation of the percentage of shares beneficially owned by the shareholders in this table is based upon the number of shares of Common Stock outstanding as of March 12, 2012 (22,282,142), plus for each listed beneficial owner, any shares of Common Stock that the listed beneficial owner has the right to acquire within 60 days of March 12, 2012. The number of shares beneficially owned by holders of 5% or more of the Company’s voting securities is based on the applicable filings with the Securities and Exchange Commission.

(3)	Includes 325,250 shares of Common Stock issuable upon exercise of options to purchase Common Stock, which are exercisable within 60 days of March 12, 2012, and 17,000 unvested shares of restricted stock. Does not include 148,750 shares of Common Stock issuable upon exercise of options to purchase Common Stock, which are not exercisable within 60 days of March 12, 2012.
(4)	Represents 46,250 shares of Common Stock issuable upon exercise of options, which are exercisable within 60 days of March 12, 2012, and 9,000 shares of unvested restricted stock. Does not include options to purchase 59,750 shares of Common Stock, which are not exercisable within 60 days of March 12, 2012.
(5)	Represents 60,000 shares of Common Stock issuable upon exercise of options, which are exercisable within 60 days of March 12, 2012, and 11,000 shares of unvested restricted stock. Does not include options to purchase 83,000 shares of Common Stock, which are not exercisable within 60 days of March 12, 2012.
(6)	Represents 124,500 shares of Common Stock issuable upon exercise of options, which are exercisable within 60 days of March 12, 2012, and 5,000 shares of unvested restricted stock. Does not include options to purchase 40,500 shares of Common Stock, which are not exercisable within 60 days of March 12, 2012.
(7)	Represents 8,750 shares of Common Stock issuable upon exercise of options, which are exercisable within 60 days of March 12, 2012, 8,000 shares of Common Stock held by Robert W. Baird & Co., Inc. TTEE FBO Steven K. Flora IRA, and 4,000 shares of unvested restricted stock. Does not include options to purchase 34,750 shares of Common Stock, which are not exercisable within 60 days of March 12, 2012.
(8)	Represents 35,500 shares of Common Stock issuable upon exercise of options to purchase Common Stock, which are exercisable within 60 days of March 12, 2012, and 2,000 shares of unvested restricted stock. Does not include 4,500 shares of Common Stock issuable upon exercise of options to purchase Common Stock, which are not exercisable within of 60 days of March 12, 2012.
(9)	Includes 17,500 shares of Common Stock issuable upon exercise of options to purchase Common Stock, which are exercisable within 60 days of March 12, 2012, and 2,000 shares of unvested restricted stock. Includes 22,000 shares owned directly by Dr. Biondi and 2,000 shares owned indirectly for the benefit of minor children. Does not include 4,500 shares of Common Stock issuable upon exercise of options to purchase Common Stock, which are not exercisable within 60 days of March 12, 2012.
(10)	Represents 23,500 shares of Common Stock issuable upon exercise of options to purchase Common Stock, which are exercisable within 60 days of March 12, 2012, and 2,000 shares of unvested restricted stock. Does not include 4,500 shares of Common Stock issuable upon exercise of options to purchase Common Stock, which are not exercisable within 60 days of March 12, 2012.
(11)	Includes 17,500 shares of Common Stock issuable upon exercise of options to purchase Common Stock, which are exercisable within 60 days of March 12, 2012, and 2,000 shares of unvested restricted stock. Does not include 4,500 shares of Common Stock issuable upon exercise of options to purchase Common Stock, which are not exercisable within 60 days of March 12, 2012.
(12)	Represents 25,500 shares of Common Stock issuable upon exercise of options to purchase Common Stock, which are exercisable within 60 days of March 12, 2012, and 2,000 shares of unvested restricted stock. Does not include 4,500 shares of Common Stock issuable upon exercise of options to purchase Common Stock, which are not exercisable within 60 days of March 12, 2012.
(13)	Represents 1,875 shares of Common Stock issuable upon exercise of options to purchase Common Stock, which are exercisable within 60 days of March 12, 2012, and 2,000 shares of unvested restricted stock. Does not include 5,625 shares of Common Stock issuance upon exercise of options to purchase Common Stock, which are not exercisable within 60 days of March 12, 2012.
(14)	Includes 730,103 shares of Common Stock issuable upon exercise of options to purchase Common Stock, which are exercisable within 60 days of March 12, 2012, and 62,800 unvested shares of restricted stock. Does not include 427,150 shares of Common Stock issuable upon exercise of options to purchase Common Stock, which are not exercisable within 60 days of March 12, 2012.
(15)	Based on the share information set forth in a Schedule 13G/A filed with the Securities and Exchange Commission on February 8, 2012. Capital Research Global Investors disclosed in its Schedule 13G/A that it has sole voting and dispositive power with respect to such shares.
(16)	Based on the share information set forth in a Schedule 13G/A filed with the Securities and Exchange Commission on February 10, 2012. Blackrock, Inc. disclosed in its Schedule 13G/A that it has sole voting and dispositive power with respect to such shares.

(17)	Based on the share information set forth in a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2012. Waddell & Reed Financial, Inc. disclosed in its Schedule 13G that is has sole voting and dispositive power with respect to such shares.
(18)	Based on the share information set forth in a Schedule 13G filed with the Securities and Exchange Commission on February 10, 2012. The Vanguard Group, Inc. disclosed in its Schedule 13G that is has sole voting power with respect to 30,510 shares, sole dispositive power with respect to 1,158,275 shares and shared dispositive power with respect to 30,510 shares.
(19)	Based on the share information set forth in a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2012. Wellington Management Company, LLP disclosed in its Schedule 13G that is has shared voting power with respect to 976,098 shares and shared dispositive power with respect to 1,120,398 shares.

ANNEX B

Exhibit (a)(8)

CONFIDENTIAL

The Board of Directors

ZOLL Medical Corporation

269 Mill Road

Chelmsford, MA 01824

March 11, 2012

Dear Members of the Board of Directors:

We understand that ZOLL Medical Corporation, a Massachusetts corporation (the “Company”), Asahi Kasei Corporation, a Japanese corporation (“Parent”), Asahi Kasei Holdings US, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“HoldCo”) and Asclepius Subsidiary Corporation, a Massachusetts corporation and a wholly owned subsidiary of HoIdCo (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Agreement”). The Agreement provides for Merger Sub to commence a tender offer (the “Tender Offer”) to purchase all the shares of common stock, par value $0.01 per share, of the Company issued and outstanding (each, a “Share” and collectively, the “Shares”), including the associated preferred stock purchase rights issued under the Shareholder Rights Agreement dated as of April 23, 2008, between the Company and Computershare Trust Company, N.A., at a price per Share of $93.00 (the “Offer Price”), net to the seller in cash, on the terms and subject to the conditions set forth in the Agreement. The Agreement also provides that, at the Effective Time (as defined in the Agreement), Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent and each Share outstanding immediately prior to the Effective Time shall be cancelled and converted into the right to receive the Offer Price without interest (except for (i) each Share owned by Parent or Merger Sub immediately prior to the Effective Time, (ii) each Share held by any wholly owned subsidiary of either the Company or Parent immediately prior to the Effective Time and (iii) each Share held by a holder who is entitled to appraisal, has not voted in favor of adoption of the Agreement or consented thereto in writing and has properly exercised appraisal rights for such Share). The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Agreement.

You have requested our opinion as to whether, as of the date hereof, the Offer Price to be received by the holders of the Shares (except for the Company, Parent, and any wholly owned subsidiary of either the Company or Parent) pursuant to the Agreement is fair, from a financial point of view, to such holders.

B-1

The Board of Directors

ZOLL Medical Corporation

March 11, 2012

In connection with this opinion, we have, among other things:

(i)	reviewed a draft, dated March 10, 2012, of the Agreement;

(ii)	analyzed certain publicly available financial statements of the Company;

(iii)	reviewed certain other publicly available business and financial information relating to the Company that we deemed relevant;

(iv)	reviewed certain financial forecasts relating to the business of the Company prepared by its management, as approved for our use by the Company (the “Forecasts”);

(v)	held discussions with members of the senior management of the Company regarding the operations, financial condition and prospects of the Company;

(vi)	reviewed public information with respect to certain other companies in lines of business similar in certain respects to the business of the Company that we believe to be generally relevant in evaluating the business of the Company;

(vii)	reviewed the financial terms of certain business combinations involving companies in lines of business similar in certain respects to the business of the Company;

(viii)	reviewed historical stock prices and trading volumes of Company Common Stock; and

(ix)	conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have relied upon and assumed the accuracy of, without assuming any responsibility for investigation or independent verification, all information that is available from public sources as well as all other information supplied to it by, or on behalf of, the representatives and management of the Company. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or any of its subsidiaries, and we have not been furnished with any such valuation or appraisal. With respect to the Forecasts, we have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. We assume no responsibility for and express no view as to any such forecasts or the assumptions on which they are based.

Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the price at which the Shares may trade at any time subsequent to the announcement of the execution of the Agreement. Our opinion does not address the relative merits of the transactions contemplated by the Agreement as compared to any other transaction or business strategy in which the Company might engage or the merits of the underlying decision by the Company to enter into the Agreement and consummate the transactions contemplated thereby.

In rendering our opinion, we have assumed, with your consent, that the Tender Offer and the Merger will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions. Representatives of the Company have advised us, and we have assumed, that the Agreement, when executed, will conform to the last draft reviewed by us in all material respects. We do not express any opinion as to any tax or other consequences that might result from the transactions contemplated by the Agreement or otherwise, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company obtained such advice as it deemed necessary from qualified professionals. We

B-2

The Board of Directors

ZOLL Medical Corporation

March 11, 2012

express no view or opinion as to any terms or other aspects (other than the Offer Price to the extent expressly specified herein) of the transactions contemplated by the Agreement, including, without limitation, the form or structure of the transactions contemplated by the Agreement or any agreements or arrangements entered into in connection with, or contemplated by, the transactions contemplated by the Agreement. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the transactions contemplated by the Agreement, or any class of such persons, relative to the Offer Price payable to the holders of Shares. Further, we express no opinion as to the impact of the transactions contemplated by the Agreement on the solvency or viability of the Company, Parent or HoldCo or the ability of the Company, Parent or HoldCo to pay its obligations when they come due.

Brown Brothers Harriman & Co. (“BBH”) is acting as financial advisor to the Board of Directors in connection with the transactions contemplated by the Agreement and will receive a fee for such services, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the closing of the transactions contemplated by the Agreement. In addition, the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. BBH provides an unsecured working capital line of credit to the Company and provides, and may in the future provide, certain Company executives with wealth management advisory services.

BBH and its affiliates, partners, officers and employees may actively trade securities of Parent and the Company for their own accounts and the accounts of their customers, and accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by the opinion committee of BBH.

This opinion is not intended to be and does not constitute a recommendation to the Board of Directors of the Company or the members of the Board of Directors of the Company as to whether they should recommend or approve the Tender Offer or the Merger or the Agreement, nor does it constitute a recommendation as to whether holders of Shares should tender their Shares in connection with the Tender Offer or vote their shares in favor of the Merger or take any other action in respect of the transactions contemplated by the Agreement at any meeting of the stockholders convened in connection with the transactions contemplated by the Agreement.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Offer Price to be received by the holders of the Shares (except for the Company, Parent, and any wholly owned subsidiary of either the Company or Parent) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ BROWN BROTHERS HARRIMAN & CO.

BROWN BROTHERS HARRIMAN & CO.

B-3